Key metrics
	in / end of			% change
	1Q22	4Q21	1Q21	QoQ	YoY
Credit Suisse (CHF million)
Net revenues	4,412	4,582	7,574	(4)	(42)
Provision for credit losses	(110)	(20)	4,394	450	–
Total operating expenses	4,950	6,266	3,937	(21)	26
Loss before taxes	(428)	(1,664)	(757)	(74)	(43)
Loss attributable to shareholders	(273)	(2,085)	(252)	(87)	8
Cost/income ratio (%)	112.2	136.8	52.0	–	–
Effective tax rate (%)	35.3	(25.0)	69.5	–	–
Basic loss per share (CHF)	(0.10)	(0.83)	(0.10)	(88)	0
Diluted loss per share (CHF)	(0.10)	(0.83)	(0.10)	(88)	0
Return on equity (%)	(2.4)	(18.7)	(2.3)	–	–
Return on tangible equity (%)	(2.6)	(20.9)	(2.6)	–	–
Assets under management and net new assets (CHF billion)
Assets under management	1,554.9	1,614.0	1,596.0	(3.7)	(2.6)
Net new assets	7.9	1.6	28.4	393.8	(72.2)
Balance sheet statistics (CHF million)
Total assets	739,554	755,833	865,576	(2)	(15)
Net loans	287,682	291,686	304,188	(1)	(5)
Total shareholders' equity	44,442	43,954	44,590	1	0
Tangible shareholders' equity	41,204	40,761	39,707	1	4
Basel III regulatory capital and leverage statistics (%)
CET1 ratio	13.8	14.4	12.2	–	–
CET1 leverage ratio	4.3	4.3	3.8	–	–
Tier 1 leverage ratio	6.1	6.1	5.4	–	–
Share information
Shares outstanding (million)	2,556.1	2,569.7	2,364.0	(1)	8
of which common shares issued	2,650.7	2,650.7	2,447.7	0	8
of which treasury shares	(94.6)	(81.0)	(83.7)	17	13
Book value per share (CHF)	17.39	17.10	18.86	2	(8)
Tangible book value per share (CHF)	16.12	15.86	16.80	2	(4)
Market capitalization (CHF million)	19,272	23,295	24,009	(17)	(20)
Number of employees (full-time equivalents)
Number of employees	51,030	50,390	49,520	1	3
See relevant tables and related narratives for additional information on these metrics.

Financial Report 1Q22

Financial Report 1Q22
Credit Suisse at a glance
I – Credit Suisse results
Operating environment
Credit Suisse
Wealth Management
Investment Bank
Swiss Bank
Asset Management
Corporate Center
Assets under management
II – Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet
III – Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited
List of abbreviations
Investor information
Financial calendar and contacts
Cautionary statement regarding forward-looking information

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse Group, “Credit Suisse,” the “Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the direct bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term the “Bank” when we are only referring to Credit Suisse AG and its consolidated subsidiaries. We use the term the “Bank parent company” when we are referring only to the standalone parent entity Credit Suisse AG. Abbreviations are explained in the List of abbreviations in the back of this report. Publications referenced in this report, whether via website links or otherwise, are not incorporated into this report. In various tables, use of “–” indicates not meaningful or not applicable.

Credit Suisse at a glance
Credit Suisse
Our strategy builds on Credit Suisse’s core strengths: its position as a global leader in Wealth Management, a global Investment Bank focused on advice and solutions, a leading universal bank in Switzerland and multi-specialist Asset Manager. We seek to follow a balanced approach with our wealth management activities, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets. Founded in 1856, we today have a global reach with operations in about 40 countries and 51,030 employees from over 150 different nations. Our broad footprint can help us to generate a more geographically balanced stream of revenues and net new assets and allows us to capture growth opportunities around the world. We serve our clients through four divisions – Wealth Management, Investment Bank, Swiss Bank and Asset Management – and four geographic regions – Switzerland, Europe, Middle East and Africa (EMEA), Asia Pacific and Americas.
Wealth Management
The Wealth Management division offers comprehensive wealth management and investment solutions and tailored financing and advisory services to ultra-high-net-worth (UHNW) and high-net-worth (HNW) individuals and external asset managers. Our wealth management business is among the industry’s leaders in our target markets. We serve our clients along a client-centric and needs-based delivery model, utilizing the broad spectrum of Credit Suisse’s global capabilities, including those offered by the Investment Bank and Asset Management. We serve our clients through coverage areas addressing the geographies of Switzerland, EMEA, Asia Pacific and Latin America.
Investment Bank
The Investment Bank division offers a broad range of financial products and services focused on client-driven businesses and also supports Credit Suisse’s Wealth Management division and its clients. Our suite of products and services includes global securities sales, trading and execution, capital raising and advisory services. Our clients include financial institutions, corporations, governments, sovereigns, UHNW and institutional investors, such as pension funds and hedge funds, financial sponsors and private individuals around the world. We deliver our investment banking capabilities globally through regional and local teams based in both major developed and emerging market centers. Our integrated business model enables us to deliver high value, customized solutions that leverage the expertise offered across Credit Suisse and that help our clients unlock capital and value in order to achieve their strategic goals.
Swiss Bank
The Swiss Bank division offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients primarily domiciled in our home market of Switzerland. Our private clients business has a leading franchise in Switzerland, including HNW, affluent, retail and small business clients. In addition, we provide consumer finance services through our subsidiary BANK-now and the leading credit card brands through our investment in Swisscard AECS GmbH. Our corporate and institutional clients business serves large corporate clients, small and medium-sized enterprises (SMEs), institutional clients, financial institutions and commodity traders.
Asset Management
The Asset Management division offers investment solutions and services globally to a broad range of clients, including pension funds, governments, foundations and endowments, corporations and individuals, with a strong presence in our Swiss home market. Backed by the Group’s global presence, Asset Management offers active and passive solutions in traditional investments as well as alternative investments. We apply environmental, social and governance (ESG) criteria at various points in the investment process with an active sustainability offering, which invests in line with the Credit Suisse Sustainable Investment Framework, and passive ESG index and exchange traded funds.

I – Credit Suisse results
Operating environment
Credit Suisse
Wealth Management
Investment Bank
Swiss Bank
Asset Management
Corporate Center
Assets under management

Operating environment
In 1Q22, global inflation remained elevated, prompting central banks to increase interest rates. Global equity markets were generally lower, and volatility increased. Government bond yields increased, and the US dollar had a mixed performance against other major currencies in 1Q22.
Economic environment
In 1Q22, activity in the global manufacturing sector decelerated from the rapid growth reported at the end of 2021. Meanwhile, activity in the services sector in Europe and the US generally improved as the sector proved resilient despite increased COVID-19 infection rates. Inflation in major economies remained significantly above central bank targets, led by rising energy prices due to geopolitical tensions largely related to Russia’s invasion of Ukraine. Inflationary pressures increasingly broadened across economies. The US economy continued to make rapid progress towards full employment. European economies started the year robustly, but business and consumer confidence declined sharply in March following Russia’s invasion of Ukraine. Similarly, economic activity in China was strong in January and February but decreased towards the end of the quarter due to tightened COVID-19 restrictions in some large, densely populated regions.
The US Federal Reserve (Fed) increased its policy rate by 25 basis points and ended asset purchases in March and indicated more rate increases would follow. The Bank of England (BoE) delivered two 25 basis point rate increases during 1Q22. The European Central Bank (ECB) and the Bank of Japan kept policy rates unchanged and continued asset purchases. The Swiss National Bank (SNB) also kept policy rates unchanged. Several central banks in emerging economies raised policy rates.
Equities declined by 5% in 1Q22, driven by geopolitical tensions, accelerating inflation, central banks increasing rates and fears of a macroeconomic slowdown. US equities decreased by 5%, but outperformed Eurozone equities in 1Q22. Swiss equities also decreased and underperformed global equities, whereas the UK, Australia and Canada ended 1Q22 higher. Emerging market equities declined by 6%, however, Latin America, as the best performing region, ended the quarter higher. Emerging markets in Asia decreased driven predominantly by a significant drop in Chinese equities. Among industry sectors, energy outperformed significantly due to rising oil prices, which increased 32% in 1Q22. Materials and utilities also ended 1Q22 higher. The worst performing sectors were communication services, information technology and consumer discretionary, all negatively impacted by expectations of significant monetary policy normalization. The Chicago Board Options Exchange Market Volatility Index (VIX) increased significantly at the end of February due to the geopolitical tensions and, despite trending lower in March, ended the quarter at a higher level compared to start of the year. The Credit Suisse Hedge Fund Index increased 2.1% in 1Q22. World bank stocks declined but outperformed against global equity markets. North American and European bank stocks underperformed world banks (refer to the charts under “Equity markets”).

In fixed income, the 2-year and 10-year US treasuries inverted for the first time since 2019. Credit spreads increased (refer to “Yield curves” and “Credit spreads” for further information). Investment grade and high yield bonds delivered a negative return in 1Q22. Corporate default rates nevertheless remained low in the US and Europe. Emerging market sovereign bonds performed worse than investment grade and high yield bonds due to the geopolitical tensions.
The foreign exchange market was strongly impacted by the geopolitical tensions in 1Q22. Currencies of commodity exporting countries such as New Zealand and Canada performed well, supported by rising commodity prices. The New Zealand dollar and the Canadian dollar gained 1.6% and 1.2%, respectively, against the US dollar during the quarter. European currencies were generally weak, with the euro and the British pound declining 2.5% and 2.9%, respectively, against the US dollar. The Japanese yen declined 5.3% against the US dollar during the quarter.
Commodity benchmarks rallied strongly in 1Q22, extending last year’s gains, with the CS Commodity Benchmark rising 30%. Energy prices increased significantly relative to other commodities with concerns over the Black Sea supply chain and disruptions to Russian commodity exports causing prices to rise sharply. Low inventory reserves further exacerbated price movements. Industrial metals, agricultural sectors and precious metals ended 1Q22 positively. Although gold prices increased during 1Q22, rising US real interest rates were a constraining factor.

Credit Suisse
In 1Q22, we recorded a net loss attributable to shareholders of CHF 273 million. Return on equity and return on tangible equity were (2.4)% and (2.6)%, respectively. As of the end of 1Q22, our CET1 ratio was 13.8%.
Results
	in / end of			% change
	1Q22	4Q21	1Q21	QoQ	YoY
Statements of operations (CHF million)
Net interest income	1,459	1,318	1,654	11	(12)
Commissions and fees	2,601	3,021	3,737	(14)	(30)
Trading revenues [1]	(36)	(151)	1,811	(76)	–
Other revenues	388	394	372	(2)	4
Net revenues	4,412	4,582	7,574	(4)	(42)
Provision for credit losses	(110)	(20)	4,394	450	–
Compensation and benefits	2,458	2,145	2,207	15	11
General and administrative expenses	2,148	2,182	1,376	(2)	56
Commission expenses	298	283	329	5	(9)
Goodwill impairment	0	1,623	0	(100)	–
Restructuring expenses	46	33	25	39	84
Total other operating expenses	2,492	4,121	1,730	(40)	44
Total operating expenses	4,950	6,266	3,937	(21)	26
Loss before taxes	(428)	(1,664)	(757)	(74)	(43)
Income tax expense/(benefit)	(151)	416	(526)	–	(71)
Net loss	(277)	(2,080)	(231)	(87)	20
Net income/(loss) attributable to noncontrolling interests	(4)	5	21	–	–
Net income/(loss) attributable to shareholders	(273)	(2,085)	(252)	(87)	8
Economic profit (CHF million)	(1,326)	(2,215)	(1,523)	(40)	(13)
Statement of operations metrics
Cost/income ratio (%)	112.2	136.8	52.0	–	–
Effective tax rate (%)	35.3	(25.0)	69.5	–	–
Earnings per share (CHF)
Basic earnings/(loss) per share	(0.10)	(0.83)	(0.10)	(88)	0
Diluted earnings/(loss) per share	(0.10)	(0.83)	(0.10)	(88)	0
Return on equity (%, annualized)
Return on equity	(2.4)	(18.7)	(2.3)	–	–
Return on tangible equity	(2.6)	(20.9)	(2.6)	–	–
Book value per share (CHF)
Book value per share	17.39	17.10	18.86	2	(8)
Tangible book value per share	16.12	15.86	16.80	2	(4)
Balance sheet statistics (CHF million)
Total assets	739,554	755,833	865,576	(2)	(15)
Risk-weighted assets	273,043	267,787	302,869	2	(10)
Leverage exposure	878,023	889,137	981,979	(1)	(11)
Number of employees (full-time equivalents)
Number of employees	51,030	50,390	49,520	1	3
1 Represent revenues on a product basis which are not representative of business results within our business segments as segment results utilize financial instruments across various product types.

Effective January 1, 2022, the Group was organized into four divisions – Wealth Management, Investment Bank, Swiss Bank and Asset Management – and four geographic regions – Switzerland, EMEA, Asia Pacific and Americas, reflecting the strategic announcement made on November 4, 2021.
Results summary
1Q22 results
In 1Q22, Credit Suisse reported a net loss attributable to shareholders of CHF 273 million compared to a loss of CHF 252 million in 1Q21 and a loss of CHF 2,085 million in 4Q21. In 1Q22, Credit Suisse reported a loss before taxes of CHF 428 million, compared to loss of CHF 757 million in 1Q21 and a loss of CHF 1,664 million in 4Q21. Adjusted income before taxes in 1Q22 was CHF 300 million compared to CHF 3,596 million in 1Q21 and CHF 328 million in 4Q21.
Results details
Net revenues
In 1Q22, we reported net revenues of CHF 4,412 million, which decreased 42% compared to 1Q21, primarily reflecting lower net revenues in the Investment Bank, Wealth Management and the Corporate Center. The decrease in the Investment Bank was driven by lower sales and trading revenues, which included the impact of resizing its prime services franchise and also included Russia-related trading and fair value losses in its Global Trading Solutions (GTS) franchise, and reduced capital markets revenues. The decrease in Wealth Management reflected lower revenues across all revenue categories, including a loss on the equity investment in Allfunds Group of CHF 353 million. 1Q22 included negative net revenues of CHF 173 million in the Corporate Center. Adjusted net revenues in 1Q22 were CHF 4,582 million, a decrease of 38% compared to CHF 7,430 million in 1Q21.
Compared to 4Q21, net revenues decreased 4%, primarily reflecting lower net revenues in Wealth Management, the Corporate Center and the Swiss Bank, partially offset by higher net revenues in the Investment Bank. The decrease in Wealth Management mainly reflected lower other revenues, including the loss on the equity investment in Allfunds Group, partially offset by higher transaction- and performance-based revenues. The decrease in the Swiss Bank was mainly driven by lower other revenues. The increase in the Investment Bank reflected higher sales and trading revenues due to a seasonal increase in client activity and increased volatility, partially offset by reduced capital markets and advisory revenues. Adjusted net revenues increased 5% compared to CHF 4,384 million in 4Q21.
Provision for credit losses
In 1Q22, the release of provision for credit losses of CHF 110 million was mainly due to a release of CHF 156 million in the Investment Bank, partially offset by provision for credit losses of CHF 24 million in Wealth Management and CHF 23 million in the Swiss Bank. 1Q22 included a release of provision for credit losses in the Investment Bank pertaining to an assessment of the future recoverability of receivables related to Archegos Capital Management (Archegos).
Total operating expenses
Compared to 1Q21, total operating expenses of CHF 4,950 million increased 26%, mainly reflecting higher general and administrative expenses and higher compensation and benefits. General and administrative expenses increased 56%, primarily reflecting higher litigation provisions. The Group recorded net litigation provisions of CHF 703 million in 1Q22, primarily relating to developments in a number of previously disclosed legal matters, mainly in the Corporate Center and Wealth Management. Compensation and benefits increased 11%, mainly due to higher discretionary compensation expenses. Adjusted total operating expenses in 1Q22 were CHF 4,237 million, an increase of 9% compared to CHF 3,870 million in 1Q21.
Compared to 4Q21, total operating expenses decreased 21%, mainly reflecting a goodwill impairment of CHF 1,623 million in 4Q21. Total operating expenses also reflected a 2% decrease in general and administrative expenses, primarily due to lower professional services fees, partially offset by a 15% increase in compensation and benefits, mainly due to higher discretionary compensation expenses. Adjusted total operating expenses increased 4% compared to CHF 4,071 million in 4Q21.
Income tax
In 1Q22, the income tax benefit of CHF 151 million, resulting in an effective tax rate of 35.3% for the quarter, mainly reflected the estimated effective tax rate for the full year, as applied to the 1Q22 results. The main drivers of the full year estimated effective tax rate were the impact of the geographical mix of results, valuation allowances relating to current year earnings and the non-deductible funding costs. Additionally, the 1Q22 tax benefit was negatively impacted by non-deductible provisions relating to a previously disclosed legal matter and a tax rate change in the UK, partially offset by the impact of the release of previously unrecognized tax benefits. Overall, net deferred tax assets increased CHF 306 million to CHF 3,259 million during 1Q22.
Regulatory capital
As of the end of 1Q22, our Bank for International Settlements (BIS) common equity tier 1 (CET1) ratio was 13.8% and our risk-weighted assets (RWA) were CHF 273.0 billion.
> Refer to “Capital management” in II – Treasury, risk, balance sheet and off-balance sheet for further information on regulatory capital.
Other information
Changes to the Executive Board
On April 27, 2022, we made the following announcements regarding changes to the Executive Board:
■ David Mathers, who has served as CFO since 2010 and as CEO of Credit Suisse International since 2016, will step down from the Executive Board. He will continue with his responsibilities until suitable successors for both of his roles have been found.
■ Francesca McDonagh will take over by October 1, 2022 as CEO of the EMEA region from Francesco De Ferrari, CEO of the Wealth Management division, who was CEO of the EMEA region on an ad interim basis since January 2022. She will also join the Executive Board.
■ Helman Sitohang, who has served as CEO of the Asia Pacific region since 2014, will step down from the Executive Board on June 1, 2022. He will stay with Credit Suisse as a senior advisor to the Group CEO and will be succeeded by Edwin Low, who is currently the co-head of Investment Banking Asia Pacific and CEO for Southeast Asia.
■ Romeo Cerutti, who has served as General Counsel since 2009, will retire from the Executive Board on July 1, 2022. He will be succeeded by Markus Diethelm, who most recently served as General Counsel at UBS Group.
Annual General Meeting
On April 29, 2022, the shareholders of Credit Suisse Group AG approved all proposals of the Board of Directors (Board) at the Annual General Meeting (AGM) in Zurich, with the exception of the discharge of the Board and Executive Board for the 2020 financial year. Shareholders elected Axel P. Lehmann as Chairman of the Board for a term until the end of the next AGM. Shareholders further elected Mirko Bianchi, Keyu Jin and Amanda Norton as non-executive members of the Board for a term until the end of the next AGM, and confirmed all other current members of the Board who stood for re-election for a term until the end of the next AGM. In addition, shareholders granted the Board and the Executive Board discharge for the 2021 financial year, excluding discharge in relation to the supply chain finance funds (SCFF) matter. Shareholders also approved the Board’s proposal to reintroduce authorized share capital amounting to a maximum of CHF 5 million (equivalent to 125,000,000 registered shares) in order to preserve strategic and financial flexibility, including for a further development of business activities, and to ensure a sufficient reserve of authorized capital, in line with regulatory expectations.
Russia’s invasion of Ukraine
In late February 2022, the Russian government launched a military attack on Ukraine. In response to Russia’s military attack, the US, EU, UK, Switzerland and other countries across the world imposed severe sanctions against Russia’s financial system and on Russian government officials and Russian business leaders. Sanctions beginning in February 2022 included limitations on the ability of certain Russian banks to access the SWIFT financial messaging service, restrictions on transactions with the Russian central bank, prohibitions on new investments in Russia, sanctions on Russian financial institutions, sanctions on critical major state-owned enterprises, sanctions on certain Russian government officials and their family members, sanctions on business elites, capital markets-related restrictions and deposit-related limitations. With regard to our exposure to the impact of Russia’s invasion of Ukraine, our 1Q22 results were adversely affected by an aggregate amount of CHF 206 million of negative revenues, provisions for credit losses and trading losses. The Group continues to assess the impact of the sanctions already imposed, and potential future escalations, on its exposures and client relationships. As of March 31, 2022, the Group had a net credit exposure to Russia, after specific allowances and provisions for credit losses and valuation adjustments, of CHF 373 million, primarily related to financial institutions, corporates and individuals. In addition, Russian subsidiaries had a net asset value of approximately CHF 0.2 billion as of March 31, 2022. As of March 31, 2022, we had minimal total credit exposures towards specifically sanctioned individuals managed by our Wealth Management division. In 1Q22, CHF 10.4 billion of assets under management were reclassified to assets under custody due to the imposed sanctions, and less than 4% of assets under management in our wealth management-related businesses are linked to Russian clients. The Group is currently monitoring settlement risk on certain open transactions with Russian counterparties; market closures, the imposition of exchange controls, sanctions or other factors may limit the Group’s ability to settle existing transactions or realize on collateral, which could result in unexpected increases in exposures. The Group notes that these recent developments may continue to affect its financial performance, including credit loss estimates and potential asset impairments.

Strategic Regulatory Remediation Committee
In April 2022, Credit Suisse established the Strategic Regulatory Remediation Committee (SRRC) at the Executive Board level, chaired by the Chief Risk Officer. The SRRC will oversee the strategic regulatory remediation of Credit Suisse, which is intended to strengthen our organization and deliver on our regulatory programs.
Supply chain finance funds matter
As previously reported, in early March 2021, the boards of four supply chain finance funds managed by certain Group subsidiaries decided to suspend redemptions and subscriptions of those funds to protect the interests of the funds’ investors, to terminate the SCFF and to proceed to their liquidation. Credit Suisse Asset Management (Schweiz) AG acts as the portfolio manager of the SCFF.
In March 2022, Credit Suisse received a proposal from Ethos Foundation and other shareholders requesting information and that a special audit be conducted in connection with the SCFF and “Suisse Secrets” matters. The Board responded to the request for information with answers, which were made publicly available on the Credit Suisse website. The answers included, among other things, details related to SCFF on the insurance coverage applied to the various funds, the amounts paid out by funds and the ongoing efforts to recover additional amounts through insurance claims and litigation, including a statement that it is expected that litigation will be necessary to enforce claims against individual debtors and the insurance companies, which may take around five years. The answers also included information on the “Suisse Secrets” matter.
Beginning in 4Q21, we introduced a fee waiver program for clients impacted by this matter wherein certain commissions and fees arising from current and future business transactions may be reimbursed on a quarterly basis, provided certain conditions are met. We incurred negative revenues of CHF 29 million in 1Q22 relating to this fee waiver program, primarily in Wealth Management.
Significant negative consequences of the supply chain finance funds and Archegos matters
There can be no assurance that any additional losses, damages, costs and expenses, as well as any further regulatory and other investigations and actions or any further downgrade of our credit ratings, will not be material to us, including from any impact on our business, financial condition, results of operations, prospects, liquidity or capital position.
> Refer to “Risk factors” in I – Information on the company and “Note 40 - Litigation” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 and Note 33 – Litigation in III – Condensed consolidated financial statements - unaudited for further information on risks that may arise in relation to these matters and for a description of the regulatory and legal developments relating to these matters.
Share buyback
On December 30, 2021, we completed the 2021 share buyback program. Shares repurchased in 2021 were originally expected to be cancelled by means of a capital reduction at the 2022 AGM. The Board decided to retain the shares but may propose their cancellation at a later AGM.
Performance measures
Credit Suisse measures firm-wide returns against total shareholders’ equity and tangible shareholders’ equity, a non-GAAP financial measure also known as tangible book value. Tangible shareholders' equity is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet. In addition, Credit Suisse also measures the efficiency of the firm and its divisions with regard to the usage of regulatory capital. Regulatory capital is calculated as the average of 13.5% of RWA and 4.25% of leverage exposure and return on regulatory capital, a non-GAAP financial measure, is calculated using income/(loss) after tax and assumes a tax rate of 30% for periods prior to 2020 and 25% from 2020 onward. For the Investment Bank, return on regulatory capital is based on US dollar denominated numbers. Return on regulatory capital excluding certain items included in our reported results is calculated using results excluding such items, applying the same methodology. Adjusted return on regulatory capital excluding certain items included in our reported results is calculated using results excluding such items, applying the same methodology.
The Group’s economic profit is a non-GAAP financial measure, calculated using income/(loss) before tax applying a 25% tax rate less a capital charge. The capital charge is calculated based on the sum of (i) a cost of capital applied to the average regulatory capital of each of the four divisions; and (ii) a 10% cost of capital applied to the residual of the Group’s average tangible equity less the sum of the regulatory capital of the four divisions. The applied cost of capital for the divisions is 8% for Wealth Management, the Swiss Bank and Asset Management and 12% for the Investment Bank. Adjusted economic profit excluding certain items included in our reported results is calculated using results excluding such items, applying the same methodology.
Management believes that these metrics are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Results overview
in / end of	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Credit Suisse
1Q22 (CHF million)
Net revenues	1,177	1,938	1,109	361	(173)	4,412
Provision for credit losses	24	(156)	23	0	(1)	(110)
Compensation and benefits	749	1,098	391	165	55	2,458
Total other operating expenses	761	872	224	143	492	2,492
of which general and administrative expenses	662	693	193	114	486	2,148
of which restructuring expenses	10	36	1	0	(1)	46
Total operating expenses	1,510	1,970	615	308	547	4,950
Income/(loss) before taxes	(357)	124	471	53	(719)	(428)
Economic profit (CHF million)	(448)	(297)	154	28	–	(1,326)
Cost/income ratio (%)	128.3	101.7	55.5	85.3	–	112.2
Total assets	204,256	253,958	222,152	3,659	55,529	739,554
Goodwill	1,328	0	489	1,114	0	2,931
Risk-weighted assets	60,226	85,464	70,466	8,107	48,780	273,043
Leverage exposure	233,460	335,763	247,624	2,792	58,384	878,023
4Q21 (CHF million)
Net revenues	1,377	1,666	1,209	399	(69)	4,582
Provision for credit losses	(7)	(7)	(4)	(2)	0	(20)
Compensation and benefits	700	953	331	156	5	2,145
Total other operating expenses	527	2,708	275	152	459	4,121
of which general and administrative expenses	435	941	240	120	446	2,182
of which goodwill impairment	0	1,623	0	0	0	1,623
of which restructuring expenses	7	25	1	0	0	33
Total operating expenses	1,227	3,661	606	308	464	6,266
Income/(loss) before taxes	157	(1,988)	607	93	(533)	(1,664)
Economic profit (CHF million)	(68)	(1,897)	256	57	–	(2,215)
Cost/income ratio (%)	89.1	219.7	50.1	77.2	–	136.8
Total assets	201,326	274,112	221,478	3,603	55,314	755,833
Goodwill	1,323	0	487	1,107	0	2,917
Risk-weighted assets	59,974	84,313	68,764	8,446	46,290	267,787
Leverage exposure	233,228	347,774	247,509	2,737	57,889	889,137
1Q21 (CHF million)
Net revenues	2,085	3,884	1,031	400	174	7,574
Provision for credit losses	13	4,365	26	0	(10)	4,394
Compensation and benefits	664	975	378	155	35	2,207
Total other operating expenses	430	854	215	114	117	1,730
of which general and administrative expenses	335	673	180	86	102	1,376
of which restructuring expenses	3	17	7	1	(3)	25
Total operating expenses	1,094	1,829	593	269	152	3,937
Income/(loss) before taxes	978	(2,310)	412	131	32	(757)
Economic profit (CHF million)	544	(2,194)	105	84	–	(1,523)
Cost/income ratio (%)	52.5	47.1	57.5	67.3	–	52.0
Total assets	217,775	356,359	229,782	4,163	57,497	865,576
Goodwill	1,351	1,658	496	1,139	0	4,644
Risk-weighted assets	68,130	109,654	73,361	9,797	41,927	302,869
Leverage exposure	245,191	417,826	253,833	3,380	61,749	981,979

Reconciliation of adjustment items
Results excluding certain items included in our reported results are non-GAAP financial measures. Following the reorganization implemented at the beginning of 2022, we have amended the presentation of our adjusted results. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.
in	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Credit Suisse
1Q22 (CHF million)
Net revenues	1,177	1,938	1,109	361	(173)	4,412
Real estate (gains)/losses	(25)	(53)	(84)	(2)	0	(164)
(Gains)/losses on business sales	3	0	0	0	0	3
(Gain)/loss on equity investment in Allfunds Group	353	0	0	0	0	353
(Gain)/loss on equity investment in SIX Group AG	(2)	0	(3)	0	0	(5)
Archegos	0	(17)	0	0	0	(17)
Adjusted net revenues	1,506	1,868	1,022	359	(173)	4,582
Provision for credit losses	24	(156)	23	0	(1)	(110)
Archegos	0	155	0	0	0	155
Adjusted provision for credit losses	24	(1)	23	0	(1)	45
Total operating expenses	1,510	1,970	615	308	547	4,950
Restructuring expenses	(10)	(36)	(1)	0	1	(46)
Major litigation provisions	(230)	0	0	0	(423)	(653)
Expenses related to real estate disposals	0	(3)	0	0	0	(3)
Archegos	0	(11)	0	0	0	(11)
Adjusted total operating expenses	1,270	1,920	614	308	125	4,237
Income/(loss) before taxes	(357)	124	471	53	(719)	(428)
Adjusted income/(loss) before taxes	212	(51)	385	51	(297)	300
Adjusted economic profit	(21)	(428)	90	27	–	(786)
Adjusted return on tangible equity (%)	–	–	–	–	–	4.3

Reconciliation of adjustment items (continued)
in	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Credit Suisse
4Q21 (CHF million)
Net revenues	1,377	1,666	1,209	399	(69)	4,582
Real estate (gains)/losses	(19)	0	(205)	0	0	(224)
(Gains)/losses on business sales	(17)	0	0	0	4	(13)
(Gain)/loss on equity investment in Allfunds Group	(31)	0	0	0	0	(31)
(Gain)/loss on equity investment in SIX Group AG	35	0	35	0	0	70
Adjusted net revenues	1,345	1,666	1,039	399	(65)	4,384
Provision for credit losses	(7)	(7)	(4)	(2)	0	(20)
Archegos	0	5	0	0	0	5
Adjusted provision for credit losses	(7)	(2)	(4)	(2)	0	(15)
Total operating expenses	1,227	3,661	606	308	464	6,266
Goodwill impairment	0	(1,623)	0	0	0	(1,623)
Restructuring expenses	(7)	(25)	(1)	0	0	(33)
Major litigation provisions	(3)	(149)	0	0	(362)	(514)
Expenses related to real estate disposals	(3)	(8)	0	0	0	(11)
Archegos	0	(19)	0	0	5	(14)
Adjusted total operating expenses	1,214	1,837	605	308	107	4,071
Income/(loss) before taxes	157	(1,988)	607	93	(533)	(1,664)
Adjusted income/(loss) before taxes	138	(169)	438	93	(172)	328
Adjusted economic profit	(82)	(533)	129	57	–	(842)
Adjusted return on tangible equity (%)	–	–	–	–	–	(1.0)
1Q21 (CHF million)
Net revenues	2,085	3,884	1,031	400	174	7,574
(Gain)/loss on equity investment in Allfunds Group	(144)	0	0	0	0	(144)
Adjusted net revenues	1,941	3,884	1,031	400	174	7,430
Provision for credit losses	13	4,365	26	0	(10)	4,394
Archegos	0	(4,430)	0	0	0	(4,430)
Adjusted provision for credit losses	13	(65)	26	0	(10)	(36)
Total operating expenses	1,094	1,829	593	269	152	3,937
Restructuring expenses	(3)	(17)	(7)	(1)	3	(25)
Major litigation provisions	11	0	0	0	(15)	(4)
Expenses related to real estate disposals	(4)	(33)	0	(1)	0	(38)
Adjusted total operating expenses	1,098	1,779	586	267	140	3,870
Income/(loss) before taxes	978	(2,310)	412	131	32	(757)
Adjusted income before taxes	830	2,170	419	133	44	3,596
Adjusted economic profit	433	1,165	111	86	–	1,726
Adjusted return on tangible equity (%)	–	–	–	–	–	34.4

Format of presentation
In managing our business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, specific individual revenue categories in isolation may not be indicative of performance. Certain reclassifications have been made to prior periods to conform to the current presentation.
Fair valuations
Fair value can be a relevant measurement for financial instruments when it aligns the accounting for these instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs.
As of the end of 1Q22, 28% of our total assets and 19% of total liabilities, respectively, were measured at fair value.
The majority of our level 3 assets are recorded in our investment banking businesses. As of the end of 1Q22, total assets at fair value recorded as level 3 decreased CHF 0.3 billion to CHF 10.2 billion compared to the end of 4Q21, primarily reflecting net transfers out, mainly in loans and trading assets, net settlements, mainly in loans, and net realized and unrealized losses, mainly in trading assets and other investments, partially offset by a positive foreign exchange impact.
As of the end of 1Q22, our level 3 assets comprised 1% of total assets and 5% of total assets measured at fair value, stable compared to the end of 4Q21.
We believe that the range of any valuation uncertainty, in the aggregate, would not be material to our financial condition; however, it may be material to our operating results for any particular period, depending, in part, upon the operating results for such period.
> Refer to “Fair valuations” in II – Operating and financial review – Credit Suisse – Other information in the Credit Suisse Annual Report 2021 and “Note 31 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information.
Subsidiary guarantee information
Certain wholly owned finance subsidiaries of the Group, including Credit Suisse Group Funding (Guernsey) Limited, which is a Guernsey incorporated non-cellular company limited by shares, have issued securities fully and unconditionally guaranteed by the Group. There are various legal and regulatory requirements, including the satisfaction of a solvency test under Guernsey law for the Guernsey subsidiary, applicable to some of the Group’s subsidiaries that may limit their ability to pay dividends or distributions and make loans and advances to the Group.
The Group and the Bank have issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding debt securities registered with the US Securities and Exchange Commission (SEC), which as of March 31, 2022 consisted of a single outstanding issuance with a balance of USD 742 million maturing in July 2032. Credit Suisse (USA), Inc. is an indirect, wholly owned subsidiary of the Group, and the guarantees have been in place since March 2007. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make a timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc., but to date there has been no occasion where holders of the debt securities have demanded payment under the guarantees. The guarantee from the Group is subordinated to senior liabilities, and the guarantees from the Group and the Bank are structurally subordinated to liabilities of any of the subsidiaries of the Group or the Bank that do not guarantee the debt securities.
Regulatory developments and proposals
As previously disclosed in our 2021 Annual Report, as a result of Russia’s invasion of Ukraine, beginning in February 2022, the US, EU, UK, Switzerland and other countries across the world imposed sanctions against a number of parties, sectors and activities relating to Russia. The US, EU, UK and Switzerland all continue to impose sanctions in response to Russian aggression, including new US measures banning new investment in Russia.
On March 9, 2022, the SEC proposed rule amendments to enhance and standardize disclosure requirements related to cybersecurity incident reporting and cybersecurity risk management, strategy and governance. The proposal, which applies to both domestic and non-US registrants, would, among other changes, require annual disclosure regarding a registrant’s cybersecurity risk management policies and procedures and its cybersecurity governance, including board of director oversight of cybersecurity risks and management’s role and relevant cybersecurity expertise. The proposal is open for public comment through May 9, 2022.
On March 15, 2022, the Cyber Incident Reporting for Critical Infrastructure Act of 2022 was signed into law, imposing federal reporting requirements for cyber incidents and ransomware attack payments. The legislation will require covered entities, which will be defined in rulemaking and identified from within the 16 currently designated critical infrastructure sectors as defined in the Presidential Policy Directive 21, such as financial services, to report to the Department of Homeland Security’s Cybersecurity and Infrastructure Security Agency (CISA) within 72 hours of forming a reasonable belief that a substantial cyber incident has occurred and within 24 hours of making a ransom payment following a ransomware attack. The reporting requirements will not take effect until CISA enacts implementing regulations, including clear descriptions of covered entities and “substantial cyber incident”. CISA is required to publish a notice of proposed rulemaking within 24 months of the statute’s enactment and a final rule within 18 months of issuing the proposed rule.

On March 15, 2022, the United States enacted the Adjustable Interest Rate (LIBOR) Act of 2021 (LIBOR Act). The federal LIBOR Act preempts similar state legislation (including that enacted in New York) and provides one national approach for replacing US dollar London Interbank Offered Rate (LIBOR) as a reference interest rate in certain contracts, including those with no fallback provisions or with fallback provisions that identify neither a specific replacement rate nor a “determining person” as defined in the legislation, once LIBOR is no longer published or is no longer representative. Under the LIBOR Act, references in certain contracts to the overnight, one-month, three-month, six-month and 12-month tenors of US dollar LIBOR will be automatically replaced by a Secured Overnight Financing Rate (SOFR)-based benchmark rate to be identified by the Board of Governors of the Federal Reserve System via regulations to be promulgated by September 11, 2022.
On March 21, 2022, the SEC proposed rule changes that would require registrants to include certain climate-related disclosures in their registration statements and periodic reports, including information about climate-related governance, risk, business impacts, targets and goals and other related disclosures, as well as a note to registrants’ audited financial statements providing certain climate-related metrics and impacts on a line-item basis. The proposal is open for public comment through May 20, 2022, and the SEC is expected to finalize the rule in 2022.
On March 21, 2022, two new agreements governing international data transfers from the UK came into force: the International Data Transfer Agreement (IDTA) and the Data Transfer Addendum (Addendum). The IDTA is a stand-alone agreement, whereas the Addendum supplements the European Commission Standard Contractual Clauses (SCCs) for transferring personal data from the EEA to third countries pursuant to the General Data Protection Regulation (GDPR) approved by the European Commission on June 4, 2021 (New SCCs). Following a transitional period, the IDTA and the Addendum will fully replace the previous set of SCCs (Old SCCs), which still apply in the UK (as the New SCCs came into force after the UK’s withdrawal from the EU).
In June 2021, the Swiss Financial Market Supervisory Authority FINMA (FINMA) opened enforcement proceedings relating to the delayed implementation of a comprehensive overview of client relationships, which is one of the measures that FINMA ordered in September 2018 in connection with the conclusion of two enforcement procedures against Credit Suisse AG. FINMA appointed a monitor to oversee implementation and confirm effectiveness. In April 2022, FINMA issued an enforcement decision generally accepting Credit Suisse’s submissions concerning the scope of the project and the related implementation and development work. FINMA found no breach of Swiss supervisory law nor imposed any reprimand and set a final deadline until the end of 2024 to finalize the implementation.
On April 5, 2022, a referendum was called against the Swiss withholding tax reform, which, as previously disclosed, would largely abolish the withholding tax on interest and remove the turnover tax on domestic bonds. Due to the referendum, the withholding tax reform is expected to be subject to a national vote in the fall of 2022.
On December 17, 2021, the Swiss Parliament approved the revised Federal Act on Collective Investment Schemes (CIS), which, following an optional referendum period that ended on April 7, 2022 without a referendum called, will enter into force and introduce the Limited Qualified Investor Fund (L-QIF) into Swiss law. The L-QIF is a new fund category which is not subject to supervisory licensing or approval requirements of FINMA at the level of the fund. However, it is only open to qualified investors and must be managed by an institution approved and supervised by FINMA. The revised CIS is expected to enter into force in the second quarter of 2023.
> Refer to “Regulation and supervision” in I – Information on the company in the Credit Suisse Annual Report 2021 and “Regulatory framework” in II – Treasury, risk, balance sheet and off-balance sheet – Liquidity and funding management and Capital management for further information.

Results by region
	in / end of			% change
	1Q22	4Q21	1Q21	QoQ	YoY
Switzerland region (CHF billion)
Net revenues	1.6	1.6	1.6	0	0
Adjustments	(0.1)	(0.1)	0.0	0	–
Adjusted net revenues	1.5	1.5	1.6	0	(6)
Total operating expenses	1.0	0.9	0.9	11	11
Adjustments	0.0	0.0	0.0	–	–
Adjusted total operating expenses	1.0	0.9	0.9	11	11
Income/(loss) before taxes	0.6	0.7	0.6	(14)	0
Adjustments [1]	(0.1)	(0.2)	0.0	(50)	–
Adjusted income/(loss) before taxes	0.5	0.5	0.6	0	(17)
EMEA (CHF billion)
Net revenues	0.6	1.0	1.5	(40)	(60)
Adjustments	0.4	(0.1)	(0.2)	–	–
Adjusted net revenues	1.0	0.9	1.3	11	(23)
Total operating expenses	1.4	1.1	1.0	27	40
Adjustments	(0.3)	0.0	(0.1)	–	200
Adjusted total operating expenses	1.1	1.1	0.9	0	22
Income/(loss) before taxes	(0.7)	(0.1)	0.5	–	–
Adjustments [2]	0.6	0.0	(0.1)	–	–
Adjusted income/(loss) before taxes	(0.1)	(0.1)	0.4	0	–
Asia Pacific (CHF billion)
Net revenues	0.7	0.8	1.4	(13)	(50)
Adjustments	0.0	0.0	0.0	–	–
Adjusted net revenues	0.7	0.8	1.4	(13)	(50)
Total operating expenses	0.8	0.8	0.7	0	14
Adjustments	0.0	(0.1)	0.0	100	–
Adjusted total operating expenses	0.8	0.7	0.7	14	14
Income/(loss) before taxes	(0.1)	0.0	0.7	–	–
Adjustments [3]	0.0	0.1	0.0	(100)	–
Adjusted income/(loss) before taxes	(0.1)	0.1	0.7	–	–
Americas (CHF billion)
Net revenues	1.6	1.3	2.9	23	(45)
Adjustments	(0.1)	0.0	0.0	–	–
Adjusted net revenues	1.5	1.3	2.9	15	(48)
Provision for credit losses	(0.2)	0.0	4.3	–	–
Adjustments	0.2	0.0	(4.4)	–	–
Adjusted provision for credit losses	0.0	0.0	(0.1)	–	100
Total operating expenses	1.2	3.0	1.2	(60)	0
Adjustments	0.0	(1.7)	0.0	100	–
Adjusted total operating expenses	1.2	1.3	1.2	(8)	0
Income/(loss) before taxes	0.5	(1.7)	(2.6)	–	–
Adjustments [4]	(0.2)	1.7	4.4	–	–
Adjusted income/(loss) before taxes	0.3	0.0	1.8	–	(83)
Rounding differences may occur. Does not include the results of the Corporate Center. A significant portion of our business requires inter-regional coordination in order to facilitate the needs of our clients. The methodology for allocating our results by region is dependent on management judgment. For Wealth Management, results are allocated based on the management reporting structure of our relationship manager organization. For the Investment Bank, trading results are allocated based on where the risk is primarily managed, while also reflecting certain revenue transfers to regions where the relevant sales teams and clients are domiciled. For Swiss Bank, results are all generated within Switzerland. For Asset Management, results are allocated based on where the product or fund is primarily managed. Operating expenses for the Investment Bank and Asset Management follow the above assumptions, while direct non-compensation and corporate function expenses are allocated to the regions applying relative base salaries as a proxy. Regional results reflect the same adjustments as shown in our divisional results, some of which may be too small to be reflected in the above table, which is presented in CHF billions.

1 Includes real estate gains of CHF 0.1 billion in 1Q22 and CHF 0.2 billion in 4Q21.
2
Includes a loss on the equity investment in Allfunds Group of CHF 0.4 billion and major litigation provision of CHF 0.2 billion in 1Q22 and a gain on the equity investment in Allfunds Group of CHF 0.1 billion in 1Q21.

3 Includes a goodwill impairment of CHF 0.1 billion in 4Q21.
4
Includes a release of a provision of credit losses of CHF 0.2 billion related to Archegos in 1Q22, a goodwill impairment of CHF 1.5 billion and major litigation provisions of CHF 0.1 billion in 4Q21 and a provision for credit losses of CHF 4.4 billion related to Archegos in 1Q21.

Wealth Management
In 1Q22, we reported a loss before taxes of CHF 357 million compared to income before taxes of CHF 978 million in 1Q21 and CHF 157 million in 4Q21. Net revenues of CHF 1,177 million decreased 44% compared to 1Q21, primarily reflecting the impact from our equity investment in Allfunds Group and lower transaction-based revenues.
Results summary
1Q22 results
In 1Q22, we reported a loss before taxes of CHF 357 million, a decrease of CHF 1,335 million compared to 1Q21. Net revenues of CHF 1,177 million decreased 44%, reflecting lower revenues across all revenue categories. Other revenues in 1Q22 included a loss on the equity investment in Allfunds Group of CHF 353 million. Other revenues in 1Q21 included a gain on the equity investment in Allfunds Group of CHF 144 million. We recorded provision for credit losses of CHF 24 million compared to provision for credit losses of CHF 13 million in 1Q21. Total operating expenses of CHF 1,510 million increased 38%, mainly driven by higher litigation provisions and higher compensation and benefits.
Compared to 4Q21, income before taxes decreased CHF 514 million. Net revenues decreased 15%, mainly reflecting lower other revenues, partially offset by higher transaction- and performance-based revenues. Other revenues in 1Q22 included the loss on the equity investment in Allfunds Group. Other revenues in 4Q21 included a gain on the equity investment in Allfunds Group, a gain on the sale of real estate and gains on the sale of businesses, partially offset by a loss on the equity investment in SIX Swiss Exchange (SIX). We recorded provision for credit losses of CHF 24 million compared to a release of provision for credit losses of CHF 7 million in 4Q21. Total operating expenses increased 23%, mainly reflecting higher litigation provisions and higher compensation and benefits.
Capital and leverage metrics
As of the end of 1Q22, we reported RWA of CHF 60.2 billion, an increase of CHF 0.3 billion compared to the end of 4Q21, mainly related to the foreign exchange impact, largely offset by movements in risk levels, primarily in credit risk. Leverage exposure of CHF 233.5 billion was CHF 0.2 billion higher compared to the end of 4Q21, mainly reflecting an increase in high-quality liquid assets (HQLA), largely offset by lower business usage.
Divisional results
	in / end of			% change
	1Q22	4Q21	1Q21	QoQ	YoY
Statements of operations (CHF million)
Net revenues	1,177	1,377	2,085	(15)	(44)
Provision for credit losses	24	(7)	13	–	85
Compensation and benefits	749	700	664	7	13
General and administrative expenses	662	435	335	52	98
Commission expenses	89	85	92	5	(3)
Restructuring expenses	10	7	3	–	–
Total other operating expenses	761	527	430	44	77
Total operating expenses	1,510	1,227	1,094	23	38
Income/(loss) before taxes	(357)	157	978	–	–
Economic profit (CHF million)	(448)	(68)	544	–	–
Statement of operations metrics
Return on regulatory capital (%)	(11.9)	5.1	31.0	–	–
Cost/income ratio (%)	128.3	89.1	52.5	–	–

Divisional results (continued)
	in / end of			% change
	1Q22	4Q21	1Q21	QoQ	YoY
Net revenue detail (CHF million)
Net interest income	514	502	561	2	(8)
Recurring commissions and fees	420	432	444	(3)	(5)
Transaction- and performance-based revenues	578	413	938	40	(38)
Other revenues	(335)	30	142	–	–
Net revenues	1,177	1,377	2,085	(15)	(44)
Balance sheet statistics (CHF million)
Total assets	204,256	201,326	217,775	1	(6)
Net loans	97,080	102,993	113,527	(6)	(14)
Risk-weighted assets	60,226	59,974	68,130	0	(12)
Leverage exposure	233,460	233,228	245,191	0	(5)
Client business volume (CHF billion)
Client assets [1]	942.7	995.7	1,029.0	(5)	(8)
Net loans	97.1	103.0	113.5	(6)	(14)
Client business volume	1,039.8	1,098.7	1,142.5	(5)	(9)
Margins on assets under management (annualized) (bp)
Gross margin [2]	65	73	114	–	–
Net margin [3]	(20)	8	54	–	–
Number of relationship managers
Number of relationship managers	1,940	1,890	1,900	3	2
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction- and performance-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction- and performance-based income.

1
Client assets is a broader measure than assets under management as it includes transactional accounts and assets under custody (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

2 Net revenues divided by average assets under management.
3 Income before taxes divided by average assets under management.
Reconciliation of adjustment items
	Wealth Management
in	1Q22		4Q21	1Q21
Results (CHF million)
Net revenues	1,177		1,377	2,085
Real estate (gains)/losses	(25)	[1]	(19)	0
(Gains)/losses on business sales	3		(17)	0
(Gain)/loss on equity investment in Allfunds Group	353		(31)	(144)
(Gain)/loss on equity investment in SIX Group AG	(2)		35	0
Adjusted net revenues	1,506		1,345	1,941
Provision for credit losses	24		(7)	13
Total operating expenses	1,510		1,227	1,094
Restructuring expenses	(10)		(7)	(3)
Major litigation provisions	(230)		(3)	11
Expenses related to real estate disposals	0		(3)	(4)
Adjusted total operating expenses	1,270		1,214	1,098
Income/(loss) before taxes	(357)		157	978
Adjusted income before taxes	212		138	830
Adjusted economic profit	(21)		(82)	433
Adjusted return on regulatory capital (%)	7.1		4.5	26.3
Adjusted results are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.
1 Of which CHF 20 million is reflected in other revenues and CHF 5 million is reflected in transaction- and performance-based revenues.

Results details
Net revenues
Compared to 1Q21, net revenues of CHF 1,177 million decreased 44%, reflecting lower revenues across all revenue categories. Other revenues in 1Q22 included the loss on the equity investment in Allfunds Group of CHF 353 million, partially offset by gains on the sale of real estate of CHF 20 million. Other revenues in 1Q21 included a gain on the equity investment in Allfunds Group of CHF 144 million. Transaction- and performance-based revenues of CHF 578 million decreased 38%, mainly driven by lower revenues from GTS, lower brokerage and product issuing fees, including lower structured product issuances, and lower corporate advisory fees from integrated solutions. Net interest income of CHF 514 million decreased 8%, mainly reflecting stable loan margins on lower average loan volumes and lower treasury revenues. Recurring commissions and fees of CHF 420 million decreased 5%, mainly driven by the negative impact from the SCFF fee waiver program, lower investment product fees, lower wealth structuring solutions fees and lower fees from lending activities, partially offset by higher discretionary mandate management fees.
Compared to 4Q21, net revenues decreased 15%, mainly reflecting lower other revenues and lower recurring commission and fees, partially offset by higher transaction- and performance-based revenues and higher net interest income. Other revenues in 1Q22 included the loss on the equity investment in Allfunds Group, partially offset by the gains on the sale of real estate. Other revenues in 4Q21 included the gain on the equity investment in Allfunds Group of CHF 31 million, the gain on the sale of real estate of CHF 19 million and the gains on the sale of businesses of CHF 17 million, partially offset by the loss on the equity investment in SIX of CHF 35 million. Recurring commissions and fees decreased 3%, mainly reflecting lower investment product fees and lower wealth structuring solutions fees, partially offset by higher fee income on lending activities and higher discretionary mandate management fees. Transaction- and performance-based revenues increased 40%, mainly reflecting higher revenues from GTS and higher client activity. Net interest income increased 2%, mainly reflecting higher deposit margins on stable average deposit volumes, partially offset by higher loan margins on lower average loan volumes.
Provision for credit losses
The loan portfolio is comprised of lombard lending, mortgages, ship finance, export finance, aviation and yacht finance and structured corporate lending.
In 1Q22, we recorded provision for credit losses of CHF 24 million, compared to provision for credit losses of CHF 13 million in 1Q21 and a release of provision for credit losses of CHF 7 million in 4Q21. The provisions in 1Q22 included CHF 40 million relating to Russia’s invasion of Ukraine, primarily reflecting non-specific provisions for expected credit losses due to increased credit risk. This was partially offset by a reduction of non-specific provisions related to ship finance.
Total operating expenses
Compared to 1Q21, total operating expenses of CHF 1,510 million increased 38%, mainly driven by higher general and administrative expenses and higher compensation and benefits. General and administrative expenses of CHF 662 million increased 98%, mainly driven by higher litigation provisions, higher allocated corporate function costs and higher professional services fees. Compensation and benefits of CHF 749 million increased 13%, mainly driven by higher discretionary compensation expenses, higher salaries and higher allocated corporate function costs.
Compared to 4Q21, total operating expenses increased 23%, mainly reflecting higher general and administrative expenses and higher compensation and benefits. General and administrative expenses increased 52%, mainly reflecting higher litigation provisions. Compensation and benefits increased 7%, primarily reflecting higher allocated corporate function costs, discretionary compensation expenses, deferred compensation expenses from prior-year awards, salaries and social security and pension expenses.
Margins
Our gross margin was 65 basis points in 1Q22, a decrease of 49 basis points compared to 1Q21, mainly driven by lower other revenues and lower transaction- and performance-based revenues. Compared to 4Q21, our gross margin was 8 basis points lower, mainly reflecting lower other revenues, partially offset by higher transaction- and performance-based revenues and a 4.0% decrease in average assets under management.
> Refer to “Assets under management” for further information.
Our net margin was negative 20 basis points in 1Q22, a decrease of 73 basis points compared to 1Q21, mainly reflecting lower net revenues and higher total operating expenses. Compared to 4Q21, our net margin was 28 basis points lower, mainly reflecting higher total operating expenses and lower net revenues.

Assets under management
As of the end of 1Q22, assets under management of CHF 707.0 billion were CHF 35.6 billion lower compared to the end of 4Q21, driven by unfavorable market movements and structural effects, including certain de-risking measures and CHF 10.4 billion related to the sanctions imposed in connection with the Russian invasion of Ukraine, partially offset by favorable foreign exchange-related movements and net new assets. Net new assets of CHF 4.8 billion mainly reflected inflows from our Swiss ultra-high-net-worth business, Asia Pacific and our external asset manager business.
Assets under management
	in / end of			% change
	1Q22	4Q21	1Q21	QoQ	YoY
Assets under management (CHF billion)
Assets under management	707.0	742.6	757.0	(4.8)	(6.6)
Average assets under management	724.4	754.6	728.8	(4.0)	(0.6)
Assets under management by currency (CHF billion)
USD	344.0	366.6	361.6	(6.2)	(4.9)
EUR	133.4	143.1	152.3	(6.8)	(12.4)
CHF	75.8	78.6	72.4	(3.6)	4.7
Other	153.8	154.3	170.7	(0.3)	(9.9)
Assets under management	707.0	742.6	757.0	(4.8)	(6.6)
Growth in assets under management (CHF billion)
Net new assets	4.8	(2.9)	14.5	–	–
Other effects	(40.4)	(15.1)	35.6	–	–
of which market movements	(31.6)	6.8	6.9	–	–
of which foreign exchange	6.5	(18.9)	33.0	–	–
of which other	(15.3)	(3.0)	(4.3)	–	–
Growth in assets under management	(35.6)	(18.0)	50.1	–	–
Growth in assets under management (annualized) (%)
Net new assets	2.6	(1.5)	8.2	–	–
Other effects	(21.8)	(8.0)	20.1	–	–
Growth in assets under management (annualized)	(19.2)	(9.5)	28.3	–	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	0.1	1.5	4.6	–	–
Other effects	(6.7)	3.6	14.4	–	–
Growth in assets under management (rolling four-quarter average)	(6.6)	5.1	19.0	–	–

Investment Bank
In 1Q22, we reported income before taxes of CHF 124 million, compared to a loss before taxes of CHF 2,310 million in 1Q21, which included a charge related to Archegos. Net revenues of CHF 1,938 million decreased 50% compared to a strong 1Q21, and were negatively affected by volatile market conditions due to Russia's invasion of Ukraine and the impact of de-risking.
Results summary
1Q22 results
In 1Q22, we reported income before taxes of CHF 124 million, compared to a loss before taxes of CHF 2,310 million in 1Q21. Adjusted loss before taxes was CHF 51 million in 1Q22, reflecting reduced client activity across businesses, lower capital usage and geopolitical instability. Net revenues of CHF 1,938 million decreased 50% compared to a strong 1Q21, driven by lower sales and trading revenues, which included the impact of resizing our prime services franchise and also included Russia-related trading and fair value losses of CHF 89 million in our GTS franchise, and reduced capital markets revenues. In addition, 1Q22 revenues included a gain on the sale of real estate of CHF 53 million. We recorded a release of provision for credit losses of CHF 156 million, compared to provision for credit losses of CHF 4,365 million in 1Q21. The provision for credit losses in 1Q21 was driven by a charge of CHF 4,430 million, or USD 4,707 million, related to Archegos. Total operating expenses of CHF 1,970 million increased 8% compared to 1Q21, primarily reflecting higher compensation and benefits.
Compared to 4Q21, net revenues increased 16%, reflecting higher sales and trading revenues due to a seasonal increase in client activity and increased volatility, partially offset by reduced capital markets and advisory revenues. We recorded a release of provision for credit losses of CHF 156 million, compared to a release of provision for credit losses of CHF 7 million in 4Q21. Total operating expenses decreased 46%, primarily due to a goodwill impairment charge of CHF 1,623 million in 4Q21. Adjusted total operating expenses increased 5% compared to 4Q21.
Capital and leverage metrics
As of the end of 1Q22, RWA were USD 92.6 billion, an increase of USD 0.4 billion compared to the end of 4Q21, driven by higher levels of market risk and impact of changes in certain loan commitment and derivative classifications, partially offset by business reductions, including the impact of resizing our prime services franchise. Leverage exposure was USD 363.9 billion, a decrease of USD 16.4 billion compared to the end of 4Q21, primarily due to reductions in prime services and a decrease in HQLA, partially offset by a seasonal increase in business activity.
Divisional results
	in / end of			% change
	1Q22	4Q21	1Q21	QoQ	YoY
Statements of operations (CHF million)
Net revenues	1,938	1,666	3,884	16	(50)
Provision for credit losses	(156)	(7)	4,365	–	–
Compensation and benefits	1,098	953	975	15	13
General and administrative expenses	693	941	673	(26)	3
Commission expenses	143	119	164	20	(13)
Goodwill impairment	0	1,623	0	(100)	–
Restructuring expenses	36	25	17	44	112
Total other operating expenses	872	2,708	854	(68)	2
Total operating expenses	1,970	3,661	1,829	(46)	8
Income/(loss) before taxes	124	(1,988)	(2,310)	–	–
Economic profit (CHF million)	(297)	(1,897)	(2,194)	(84)	(86)
Statement of operations metrics
Return on regulatory capital (%)	2.8	(44.5)	(42.4)	–	–
Cost/income ratio (%)	101.7	219.7	47.1	–	–

Divisional results (continued)
	in / end of			% change
	1Q22	4Q21	1Q21	QoQ	YoY
Net revenue detail (CHF million)
Fixed income sales and trading	741	460	1,469	61	(50)
Equity sales and trading	504	370	937	36	(46)
Capital markets	430	535	1,244	(20)	(65)
Advisory and other fees	204	303	235	(33)	(13)
Other revenues [1]	59	(2)	(1)	–	–
Net revenues	1,938	1,666	3,884	16	(50)
Balance sheet statistics (CHF million)
Total assets	253,958	274,112	356,359	(7)	(29)
Net loans	26,725	26,291	24,051	2	11
Risk-weighted assets	85,464	84,313	109,654	1	(22)
Risk-weighted assets (USD)	92,632	92,193	116,527	0	(21)
Leverage exposure	335,763	347,774	417,826	(3)	(20)
Leverage exposure (USD)	363,921	380,278	444,012	(4)	(18)
1 Other revenues include treasury funding costs and changes in the carrying value of certain investments.
Reconciliation of adjustment items
	Investment Bank
in	1Q22	4Q21	1Q21
Results (CHF million)
Net revenues	1,938	1,666	3,884
Real estate (gains)/losses	(53)	0	0
Archegos	(17)	0	0
Adjusted net revenues	1,868	1,666	3,884
Provision for credit losses	(156)	(7)	4,365
Archegos	155	5	(4,430)
Adjusted provision for credit losses	(1)	(2)	(65)
Total operating expenses	1,970	3,661	1,829
Goodwill impairment	0	(1,623)	0
Restructuring expenses	(36)	(25)	(17)
Major litigation provisions	0	(149)	0
Expenses related to real estate disposals	(3)	(8)	(33)
Archegos	(11)	(19)	0
Adjusted total operating expenses	1,920	1,837	1,779
Income/(loss) before taxes	124	(1,988)	(2,310)
Adjusted income/(loss) before taxes	(51)	(169)	2,170
Adjusted economic profit	(428)	(533)	1,165
Adjusted return on regulatory capital (%)	(1.2)	(3.8)	42.2
Adjusted results are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.
Results details
Fixed income sales and trading
In 1Q22, fixed income revenues of CHF 741 million decreased 50% compared to a record 1Q21, reflecting lower revenues across products, including trading losses related to Russia's invasion of Ukraine. Market conditions were characterized by higher levels of volatility due to geopolitical and macroeconomic uncertainties including increased interest rate volatility, high levels of inflation and increased energy prices. Securitized products revenues decreased significantly compared to a strong prior year, driven by reduced agency and non-agency trading activity. Emerging markets revenues decreased significantly, driven by the trading losses related to Russia's invasion of Ukraine. In addition, global credit products revenues decreased, reflecting lower leveraged finance and investment grade trading revenues, particularly in the US due to high levels of volatility and reduced trading volumes. Macro products revenues declined, driven by lower revenues in our foreign exchange business, particularly in Turkey, and lower rates revenues.

Compared to 4Q21, revenues increased 61%, reflecting a seasonal increase in client activity across securitized products and global credit products as well as an increase in macro revenues, partially offset by lower emerging markets revenues. Securitized products revenues increased, driven by higher agency and non-agency trading activity. In addition, global credit products revenues increased, reflecting higher leveraged finance trading activity due to increased volatility and trading volumes. Macro revenues increased, primarily due to higher revenues in our rates business, partially offset mainly by lower foreign exchange revenues in Turkey. These increases were partially offset by lower emerging markets revenues, primarily driven by the trading losses related to Russia's invasion of Ukraine.
Equity sales and trading
In 1Q22, equity sales and trading revenues of CHF 504 million decreased 46% compared to 1Q21, reflecting lower prime services, equity derivatives and cash equities results. Prime services revenues decreased, consistent with a decline in client balances in light of our strategy to resize our franchise. Equity derivatives revenues delivered strong results, albeit lower compared to a strong prior year, reflecting lower structured and corporate equity derivatives trading activity. Cash equities revenues decreased compared to a strong prior year, due to lower secondary trading revenues in Asia and the US.
Compared to 4Q21, revenues increased 36%, reflecting higher equity derivatives and cash equities trading activity driven by increased trading volumes and a seasonal increase in client activity, partially offset by lower prime services revenues. Equity derivatives revenues increased significantly, driven by increased structured equity and flow equity derivatives trading revenues due to high levels of volatility. In addition, cash equities revenues increased, driven by higher trading activity across regions. This was partially offset by lower prime services revenues, consistent with a decline in client balances in light of our strategy to resize our franchise.
Capital markets
In 1Q22, capital markets revenues of CHF 430 million decreased 65% compared to a strong 1Q21, reflecting significantly lower street fees across products. Equity capital markets revenues decreased, driven by significantly lower initial public offering (IPO) and follow-on issuance activity. In addition, debt capital markets revenues decreased, driven by lower leveraged finance and investment grade issuance revenues.
Compared to 4Q21, revenues decreased 20%, driven by lower client activity in equity capital markets, partially offset by higher client activity in debt capital markets. Equity capital markets revenues decreased, driven by significantly reduced IPO issuance activity due to high levels of market volatility. Debt capital markets increased, reflecting a seasonal increase in client activity.
Advisory and other fees
In 1Q22, advisory revenues of CHF 204 million decreased 13% compared to 1Q21, driven by lower revenues from completed mergers and acquisitions (M&A) transactions.
Compared to 4Q21, revenues decreased 33%, reflecting lower revenues from completed M&A transactions.
Provision for credit losses
In 1Q22, we recorded a release of provision for credit losses of CHF 156 million, compared to provision for credit losses of CHF 4,365 million in 1Q21 and a release of provision for credit losses of CHF 7 million in 4Q21. 1Q22 included a release of CHF 155 million pertaining to an assessment of the future recoverability of receivables related to Archegos. The provision for credit losses in 1Q21 was driven by a charge of CHF 4,430 million, or USD 4,707 million, related to Archegos.
Total operating expenses
In 1Q22, total operating expenses of CHF 1,970 million increased 8% compared to 1Q21, primarily reflecting higher compensation and benefits. Compensation and benefits of CHF 1,098 million increased 13%, mainly reflecting higher discretionary compensation expenses. General and administrative expenses of CHF 693 million increased 3%, driven by increased allocated corporate function costs and professional services fees, partially offset by decreased expenses related to real estate disposals and decreased revenue-related costs from capital markets transactions. In 1Q22, we incurred restructuring expenses of CHF 36 million.
Compared to 4Q21, total operating expenses decreased 46%, primarily due to the goodwill impairment charge of CHF 1,623 million in 4Q21. Adjusted total operating expenses increased 5% compared to 4Q21. Compensation and benefits increased 15%, mainly reflecting higher deferred compensation expenses from prior year awards. General and administrative expenses decreased 26%, reflecting lower litigation expenses, decreased revenue-related costs from capital markets transactions and decreased allocated corporate functions costs.

Investment banking & capital markets fees
In order to reflect the performance and capabilities of the capital markets and advisory business and for enhanced comparability versus peers, the table below shows advisory, debt capital markets and equity capital markets fees in US dollar terms. Fees are defined as gross revenues generated from advisory and capital markets activity as well as derivatives in connection with such activity, before allocated funding costs.
	in			% change
	1Q22	4Q21	1Q21	QoQ	YoY
Investment banking & capital markets fees (USD million)
Advisory	228	348	265	(34)	(14)
Debt capital markets	327	290	687	13	(52)
Equity capital markets	118	281	651	(58)	(82)
Investment banking & capital markets fees	673	919	1,603	(27)	(58)

Swiss Bank
In 1Q22, we reported income before taxes of CHF 471 million and net revenues of CHF 1,109 million. Income before taxes increased 14% compared to 1Q21 and decreased 22% compared to 4Q21.
Results summary
1Q22 results
In 1Q22, income before taxes of CHF 471 million increased 14% compared to 1Q21. Net revenues of CHF 1,109 million increased 8%, mainly reflecting higher other revenues and higher recurring commissions and fees, partially offset by lower net interest income. Other revenues in 1Q22 included gains on the sale of real estate of CHF 84 million. Provision for credit losses was CHF 23 million compared to CHF 26 million in 1Q21. Total operating expenses of CHF 615 million increased 4%, mainly reflecting higher compensation and benefits as well as higher general and administrative expenses, partially offset by lower restructuring expenses.
Compared to 4Q21, income before taxes decreased 22%. Net revenues decreased 8%, mainly driven by lower other revenues. Other revenues in 1Q22 included the gains on the sale of real estate. Other revenues in 4Q21 included gains on the sale of real estate of CHF 205 million, partially offset by a loss on the equity investment in SIX of CHF 35 million. Provision for credit losses was CHF 23 million compared to a release of provision for credit losses of CHF 4 million in 4Q21. Total operating expenses were stable, with higher compensation and benefits offset by lower general and administrative expenses.
Capital and leverage metrics
As of the end of 1Q22, we reported RWA of CHF 70.5 billion, CHF 1.7 billion higher compared to the end of 4Q21, mainly related to movements in risk levels in credit risk, primarily relating to increased lending exposures. Leverage exposure of CHF 247.6 billion was stable compared to the end of 4Q21, with business growth offset by lower HQLA.
Divisional results
	in / end of			% change
	1Q22	4Q21	1Q21	QoQ	YoY
Statements of operations (CHF million)
Net revenues	1,109	1,209	1,031	(8)	8
Provision for credit losses	23	(4)	26	–	(12)
Compensation and benefits	391	331	378	18	3
General and administrative expenses	193	240	180	(20)	7
Commission expenses	30	34	28	(12)	7
Restructuring expenses	1	1	7	0	(86)
Total other operating expenses	224	275	215	(19)	4
Total operating expenses	615	606	593	1	4
Income before taxes	471	607	412	(22)	14
Economic profit (CHF million)	154	256	105	(40)	47
Statement of operations metrics
Return on regulatory capital (%)	14.2	18.3	12.1	–	–
Cost/income ratio (%	55.5	50.1	57.5	–	–

Divisional results (continued)
	in / end of			% change
	1Q22	4Q21	1Q21	QoQ	YoY
Net revenue detail (CHF million)
Net interest income	576	587	591	(2)	(3)
Recurring commissions and fees	336	332	314	1	7
Transaction-based revenues	136	138	142	(1)	(4)
Other revenues	61	152	(16)	(60)	–
Net revenues	1,109	1,209	1,031	(8)	8
Balance sheet statistics (CHF million)
Total assets	222,152	221,478	229,782	0	(3)
Net loans	162,759	161,229	165,195	1	(1)
Risk-weighted assets	70,466	68,764	73,361	2	(4)
Leverage exposure	247,624	247,509	253,833	0	(2)
Client business volume (CHF billion)
Client assets [1]	707.9	728.7	690.6	(3)	3
Net loans	162.8	161.2	165.2	1	(1)
Client business volume	870.7	889.9	855.8	(2)	2
Margins on assets under management (annualized) (bp)
Gross margin [2]	75	82	74	–	–
Net margin [3]	32	41	29	–	–
Number of relationship managers
Number of relationship managers	1,680	1,630	1,660	3	1
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction-based revenues arise primarily from brokerage fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction-based income. Other revenues include fair value gains/(losses) on synthetic securitized loan portfolios and other gains and losses.

1
Client assets is a broader measure than assets under management as it includes transactional accounts and assets under custody (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

2 Net revenues divided by average assets under management.
3 Income before taxes divided by average assets under management.
Reconciliation of adjustment items
	Swiss Bank
in	1Q22	4Q21	1Q21
Results (CHF million)
Net revenues	1,109	1,209	1,031
Real estate (gains)/losses	(84)	(205)	0
(Gain)/loss on equity investment in SIX Group AG	(3)	35	0
Adjusted net revenues	1,022	1,039	1,031
Provision for credit losses	23	(4)	26
Total operating expenses	615	606	593
Restructuring expenses	(1)	(1)	(7)
Adjusted total operating expenses	614	605	586
Income before taxes	471	607	412
Adjusted income before taxes	385	438	419
Adjusted economic profit	90	129	111
Adjusted return on regulatory capital (%)	11.6	13.2	12.4
Adjusted results are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.

Results details
Net revenues
Compared to 1Q21, net revenues of CHF 1,109 million increased 8%, mainly reflecting higher other revenues and higher recurring commissions and fees, partially offset by lower net interest income. Other revenues in 1Q22 included gains on the sale of real estate of CHF 84 million. Recurring commissions and fees of CHF 336 million increased 7%, mainly driven by higher revenues from our investment in Swisscard, higher discretionary mandate management fees, higher fees from lending activities and higher banking services fees. Net interest income of CHF 576 million decreased 3%, primarily reflecting lower treasury revenues and lower loan margins on stable average loan volumes, partially offset by higher deposit margins on slightly higher average deposit volumes. Transaction-based revenues of CHF 136 million decreased 4%, mainly driven by lower brokerage and product issuing fees, partially offset by higher fees from foreign exchange client business.
Compared to 4Q21, net revenues decreased 8%, mainly driven by lower other revenues. Other revenues in 1Q22 included the gains on the sale of real estate. Other revenues in 4Q21 included gains on the sale of real estate of CHF 205 million, partially offset by a loss on the equity investment in SIX of CHF 35 million. Net interest income decreased 2%, mainly reflecting lower treasury revenues and lower loan margins on stable average loan volumes, partially offset by higher deposit margins on stable average deposit volumes. Transaction-based revenues were stable, with lower corporate advisory fees, offset by higher client activity. 4Q21 included a gain on the sale of an equity investment. Recurring commissions and fees were stable, with higher fees from lending activities, offset by lower investment product management fees.
Provision for credit losses
The loan portfolio is substantially comprised of residential mortgages in Switzerland, loans secured by real estate, securities and other financial collateral as well as unsecured loans to commercial clients and, to a lesser extent, consumer finance loans.
In 1Q22, we recorded provision for credit losses of CHF 23 million compared to provision for credit losses of CHF 26 million in 1Q21 and a release of provision for credit losses of CHF 4 million in 4Q21. The provisions in 1Q22 included CHF 14 million related to the sanctions imposed in connection with the Russian invasion of Ukraine as well as provisions related to our consumer finance business.
Total operating expenses
Compared to 1Q21, total operating expenses of CHF 615 million increased 4%, mainly reflecting higher compensation and benefits as well as higher general and administrative expenses, partially offset by lower restructuring expenses. Compensation and benefits of CHF 391 million increased 3%, primarily reflecting higher allocated corporate function costs and higher deferred compensation expenses from prior-year awards. General and administrative expenses of CHF 193 million increased 7%, mainly driven by higher occupancy expenses, higher advertising and marketing expenses as well as higher professional services fees. 1Q21 included restructuring expenses of CHF 7 million.
Compared to 4Q21, total operating expenses were stable, with higher compensation and benefits offset by lower general and administrative expenses. Compensation and benefits increased 18%, mainly driven by higher discretionary compensation expenses and higher allocated corporate function costs. General and administrative expenses decreased 20%, mainly reflecting lower allocated corporate function costs, lower professional services fees as well as lower advertising and marketing expenses.
Margins
Our gross margin was 75 basis points in 1Q22, an increase of one basis point compared to 1Q21, primarily reflecting higher other revenues, partially offset by a 5.1% increase in average assets under management. Compared to 4Q21, our gross margin was seven basis points lower, mainly driven by lower other revenues on stable average assets under management.
> Refer to “Assets under management” for further information.
Our net margin was 32 basis points in 1Q22, an increase of three basis points compared to 1Q21, driven by higher net revenues, partially offset by the higher average assets under management and higher total operating expenses. Compared to 4Q21, our net margin was nine basis points lower, driven by lower net revenues and higher provision for credit losses on stable average assets under management.
Assets under management
As of the end of 1Q22, assets under management of CHF 582.5 billion were CHF 15.4 billion lower compared to the end of 4Q21, driven by unfavorable market movements, partially offset by net new assets. Net new assets of CHF 6.0 billion were driven by inflows from our institutional clients business.

Assets under management
	in / end of			% change
	1Q22	4Q21	1Q21	QoQ	YoY
Assets under management (CHF billion)
Assets under management	582.5	597.9	571.2	(2.6)	2.0
Average assets under management	588.1	592.5	559.6	(0.7)	5.1
Assets under management by currency (CHF billion)
USD	61.1	62.0	64.4	(1.5)	(5.1)
EUR	25.4	27.0	24.7	(5.9)	2.8
CHF	487.6	499.9	468.4	(2.5)	4.1
Other	8.4	9.0	13.7	(6.7)	(38.7)
Assets under management	582.5	597.9	571.2	(2.6)	2.0
Growth in assets under management (CHF billion)
Net new assets	6.0	1.0	3.8	–	–
Other effects	(21.4)	8.1	16.4	–	–
of which market movements	(22.9)	10.8	11.7	–	–
of which foreign exchange	0.1	(2.9)	5.0	–	–
of which other	1.4	0.2	(0.3)	–	–
Growth in assets under management	(15.4)	9.1	20.2	–	–
Growth in assets under management (annualized) (%)
Net new assets	4.0	0.7	2.8	–	–
Other effects	(14.3)	5.5	11.9	–	–
Growth in assets under management (annualized)	(10.3)	6.2	14.7	–	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	1.4	1.1	3.0	–	–
Other effects	0.6	7.4	13.9	–	–
Growth in assets under management (rolling four-quarter average)	2.0	8.5	16.9	–	–

Asset Management
In 1Q22, we reported income before taxes of CHF 53 million and net revenues of CHF 361 million. Income before taxes decreased 60% and 43% compared to 1Q21 and 4Q21, respectively.
Results summary
1Q22 results
In 1Q22, we reported income before taxes of CHF 53 million, which decreased 60% compared to 1Q21, reflecting reduced net revenues and increased operating expenses. Net revenues of CHF 361 million decreased 10% compared to 1Q21, driven by lower performance, transaction and placement revenues, partially offset by higher investment and partnership income. Total operating expenses of CHF 308 million increased 14% compared to 1Q21, mainly due to higher general and administrative expenses and compensation and benefits.
Compared to 4Q21, income before taxes decreased 43%, reflecting lower net revenues. Net revenues decreased 10%, driven by lower performance, transaction and placement revenues, partially offset by increased investment and partnership income. Total operating expenses were stable, with lower general and administrative expenses and commission expenses offset by higher compensation and benefits.
Capital and leverage metrics
As of the end of 1Q22, we reported RWA of CHF 8.1 billion, a decrease of CHF 0.3 billion compared to the end of 4Q21. Leverage exposure of CHF 2.8 billion increased CHF 0.1 billion compared to the end of 4Q21.
Divisional results
	in / end of			% change
	1Q22	4Q21	1Q21	QoQ	YoY
Statements of operations (CHF million)
Net revenues	361	399	400	(10)	(10)
Provision for credit losses	0	(2)	0	100	–
Compensation and benefits	165	156	155	6	6
General and administrative expenses	114	120	86	(5)	33
Commission expenses	29	32	27	(9)	7
Restructuring expenses	0	0	1	–	(100)
Total other operating expenses	143	152	114	(6)	25
Total operating expenses	308	308	269	0	14
Income before taxes	53	93	131	(43)	(60)
Economic profit (CHF million)	28	57	84	(51)	(67)
Statement of operations metrics
Return on regulatory capital (%)	25.9	44.5	54.5	–	–
Cost/income ratio (%)	85.3	77.2	67.3	–	–

Divisional results (continued)
	in / end of			% change
	1Q22	4Q21	1Q21	QoQ	YoY
Net revenue detail (CHF million)
Management fees	272	286	279	(5)	(3)
Performance, transaction and placement revenues	46	94	92	(51)	(50)
Investment and partnership income	43	19	29	126	48
Net revenues	361	399	400	(10)	(10)
of which recurring commissions and fees	272	286	280	(5)	(3)
of which transaction- and performance-based revenues	79	123	97	(36)	(19)
of which other revenues	10	(10)	23	–	(57)
Balance sheet statistics (CHF million)
Total assets	3,659	3,603	4,163	2	(12)
Risk-weighted assets	8,107	8,446	9,797	(4)	(17)
Leverage exposure	2,792	2,737	3,380	2	(17)
Management fees include fees on assets under management and asset administration revenues. Performance revenues relate to the performance or return of the funds being managed and includes investment-related gains and losses from proprietary funds. Transaction fees relate to the acquisition and disposal of investments in the funds being managed. Placement revenues arise from our third-party private equity fundraising activities and secondary private equity market advisory services. Investment and partnership income includes equity participation income from seed capital returns and from minority investments in third-party asset managers, income from strategic partnerships and distribution agreements and other revenues.

Reconciliation of adjustment items
	Asset Management
in	1Q22	4Q21	1Q21
Results (CHF million)
Net revenues	361	399	400
Real estate (gains)/losses	(2)	0	0
Adjusted net revenues	359	399	400
Provision for credit losses	0	(2)	0
Total operating expenses	308	308	269
Restructuring expenses	0	0	(1)
Expenses related to real estate disposals	0	0	(1)
Adjusted total operating expenses	308	308	267
Income before taxes	53	93	131
Adjusted income before taxes	51	93	133
Adjusted economic profit	27	57	86
Adjusted return on regulatory capital (%)	25.3	44.7	55.2
Adjusted results are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.
Results detail
Net revenues
Compared to 1Q21, net revenues of CHF 361 million decreased 10%, mainly due to lower performance, transaction and placement revenues, partially offset by stronger investment and partnership income. Performance, transaction and placement revenues of CHF 46 million decreased 50% compared to 1Q21, mainly reflecting investment-related losses in 1Q22 compared to gains in 1Q21 and lower performance fees and transaction fees. Management fees of CHF 272 million decreased 3% compared to 1Q21, mainly reflecting increased investor bias towards passive products and margin pressure. Investment and partnership income of CHF 43 million increased 48%, mainly due to higher investment related gains.
Compared to 4Q21, net revenues decreased 10% driven by lower performance, transaction and placement revenues, partially offset by increased investment and partnership income. Performance, transaction and placement revenues decreased 51%, primarily driven by lower placement fees, investment-related losses in 1Q22 compared to gains in 4Q21 and lower transaction fees. Management fees decreased 5% compared to 4Q21, mainly reflecting lower average assets under management. Investment and partnership increased 126%, mainly due to higher investment-related gains.
Total operating expenses
Compared to 1Q21, total operating expenses of CHF 308 million increased 14%, mainly due to higher general and administrative expenses and compensation and benefits. General and administrative expenses of CHF 114 million increased 33%, mainly reflecting increased professional services fees relating to the wind down and administration of our supply chain finance funds and higher Group-wide technology, risk and compliance costs. Compensation and benefits of CHF 165 million increased 6%, primarily driven by higher discretionary compensation expenses, partially offset by lower salary expenses, mainly related to the sale of a private equity investment of a fund in 1Q21.
Compared to 4Q21, total operating expenses were stable, with lower general and administrative expenses and commission expenses offset by higher compensation and benefits. General and administrative expenses decreased 5%, mainly driven by lower professional services fees relating to the wind down and administration of our supply chain finance funds. Compensation and benefits increased 6%, primarily driven by higher deferred compensation expenses from prior-year awards.
Assets under management
As of the end of 1Q22, assets under management of CHF 462.0 billion were CHF 14.8 billion lower compared to the end of 4Q21, reflecting unfavorable market movements and net asset outflows of CHF 0.6 billion, partially offset by favorable foreign exchange-related movements. Net asset outflows were mainly driven by outflows from alternative investments, partially offset by inflows from investments and partnerships, primarily related to an emerging markets joint venture, and from traditional investments, primarily related to index solutions despite outflows in fixed income and equities.
Assets under management
	in / end of				% change
	1Q22	4Q21	1Q21		QoQ	YoY
Assets under management (CHF billion)
Traditional investments	291.5	306.6	291.7		(4.9)	(0.1)
Alternative investments	116.9	116.3	116.7		0.5	0.2
Investments and partnerships	53.6	53.9	49.6		(0.6)	8.1
Assets under management	462.0	476.8	458.0		(3.1)	0.9
Average assets under management	467.8	472.0	450.5		(0.9)	3.8
Assets under management by currency (CHF billion)
USD	114.0	120.8	126.7		(5.6)	(10.0)
EUR	52.9	57.4	57.3		(7.8)	(7.7)
CHF	234.7	238.7	219.9		(1.7)	6.7
Other	60.4	59.9	54.1		0.8	11.6
Assets under management	462.0	476.8	458.0		(3.1)	0.9
Growth in assets under management (CHF billion)
Net new assets [1]	(0.6)	4.7	10.3		–	–
Other effects	(14.2)	(2.6)	7.4		–	–
of which market movements	(15.0)	3.5	5.5		–	–
of which foreign exchange	1.7	(6.2)	12.2		–	–
of which other	(0.9)	0.1	(10.3)	[2]	–	–
Growth in assets under management	(14.8)	2.1	17.7		–	–
Growth in assets under management (annualized) (%)
Net new assets	(0.5)	4.0	9.4		–	–
Other effects	(11.9)	(2.2)	6.7		–	–
Growth in assets under management (annualized)	(12.4)	1.8	16.1		–	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	0.8	3.3	6.3		–	–
Other effects	0.1	5.0	5.5		–	–
Growth in assets under management (rolling four-quarter average)	0.9	8.3	11.8		–	–
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Includes CHF 7.9 billion relating to the exit of our supply chain finance funds business.

Corporate Center
In 1Q22, we reported a loss before taxes of CHF 719 million compared to income before taxes of CHF 32 million in 1Q21 and a loss before taxes of CHF 533 million in 4Q21.
Corporate Center composition
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group, including costs associated with the evolution of our legal entity structure to meet developing and future regulatory requirements, and certain other expenses and revenues that have not been allocated to the segments. Corporate Center further includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
Treasury results include the impact of volatility in the valuations of certain central funding transactions such as structured notes issuances and swap transactions. Treasury results also include additional interest charges from transfer pricing to align funding costs to assets held in the Corporate Center and legacy funding costs. The Asset Resolution Unit is separately presented within our Corporate Center disclosures, including related asset funding costs. Certain activities not linked to the underlying portfolio, such as legacy funding costs, legacy litigation provisions, a specific client compliance function and noncontrolling interests without significant economic interest are recorded in the Corporate Center and are not reflected in the Asset Resolution Unit. Other revenues primarily include required elimination adjustments associated with trading in own shares, treasury commissions charged to divisions, the cost of certain hedging transactions executed in connection with the Group’s RWA and valuation hedging impacts from long-dated legacy deferred compensation and retirement programs mainly relating to former employees.
Compensation and benefits include fair value adjustments on certain deferred compensation plans not allocated to the segments and fair value adjustments on certain other long-dated legacy deferred compensation and retirement programs mainly relating to former employees.
Results summary
1Q22 results
In 1Q22, we reported a loss before taxes of CHF 719 million compared to income before taxes of CHF 32 million in 1Q21 and a loss before taxes of CHF 533 million in 4Q21. Negative net revenues of CHF 173 million in 1Q22 were primarily driven by negative treasury results. Total operating expenses of CHF 547 million increased 260% compared to 1Q21, mainly due to higher general and administrative expenses, driven by higher litigation provisions of CHF 435 million in 1Q22, mainly legacy litigation provisions in connection with mortgage-related matters. Compared to 4Q21, total operating expenses increased 18%, mainly driven by higher compensation and benefits and higher general and administrative expenses.
Corporate Center results
	in / end of			% change
	1Q22	4Q21	1Q21	QoQ	YoY
Statements of operations (CHF million)
Treasury results	(254)	(130)	129	95	–
Asset Resolution Unit	39	17	(33)	129	–
Other	42	44	78	(5)	(46)
Net revenues	(173)	(69)	174	151	–
Provision for credit losses	(1)	0	(10)	–	(90)
Compensation and benefits	55	5	35	–	57
General and administrative expenses	486	446	102	9	376
Commission expenses	7	13	18	(46)	(61)
Restructuring expenses	(1)	0	(3)	–	(67)
Total other operating expenses	492	459	117	7	321
Total operating expenses	547	464	152	18	260
Income/(loss) before taxes	(719)	(533)	32	35	–
of which Asset Resolution Unit	10	(10)	(68)	–	–
Balance sheet statistics (CHF million)
Total assets	55,529	55,314	57,497	0	(3)
Risk-weighted assets	48,780	46,290	41,927	5	16
Leverage exposure	58,384	57,889	61,749	1	(5)

Reconciliation of adjustment items
	Corporate Center
in	1Q22	4Q21	1Q21
Results (CHF million)
Net revenues	(173)	(69)	174
(Gains)/losses on business sales	0	4	0
Adjusted net revenues	(173)	(65)	174
Provision for credit losses	(1)	0	(10)
Total operating expenses	547	464	152
Restructuring expenses	1	0	3
Major litigation provisions	(423)	(362)	(15)
Archegos	0	5	0
Adjusted total operating expenses	125	107	140
Income/(loss) before taxes	(719)	(533)	32
Adjusted income/(loss) before taxes	(297)	(172)	44
Adjusted results are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.
Capital and leverage metrics
As of the end of 1Q22, we reported RWA of CHF 48.8 billion, an increase of CHF 2.5 billion compared to the end of 4Q21, primarily driven by internal model and parameter updates, mainly in operational risk, related to the annual recalibration of the advanced measurement approach (AMA) model. The AMA model was also updated to reflect increased litigation provisions in 2021 in connection with legacy litigation matters. Leverage exposure was CHF 58.4 billion as of the end of 1Q22, an increase of CHF 0.5 billion compared to the end of 4Q21, mainly driven by an increase in our centrally held balance of HQLA, partially offset by lower business usage.
Results details
Net revenues
In 1Q22, we reported negative net revenues of CHF 173 million compared to net revenues of CHF 174 million in 1Q21 and negative net revenues of CHF 69 million in 4Q21.
Negative treasury results of CHF 254 million in 1Q22 primarily reflected losses of CHF 77 million relating to hedging volatility, losses of CHF 58 million relating to fair value option volatility on own debt, losses of CHF 50 million with respect to structured notes volatility, losses of CHF 38 million relating to fair value money market instruments and losses of CHF 30 million relating to funding activities, excluding Asset Resolution Unit-related asset funding costs. In 1Q21, positive treasury results of CHF 129 million primarily reflected gains of CHF 70 million with respect to structured notes volatility, gains of CHF 52 million relating to hedging volatility and gains of CHF 14 million relating to funding activities, excluding Asset Resolution Unit-related asset funding costs. In 4Q21, negative treasury results of CHF 130 million primarily reflected losses of CHF 88 million relating to hedging volatility, losses of CHF 23 million relating to funding activities, excluding Asset Resolution Unit-related asset funding costs, and losses of CHF 20 million relating to fair value option volatility on own debt.
In the Asset Resolution Unit, we reported net revenues of CHF 39 million in 1Q22 compared to negative net revenues of CHF 33 million in 1Q21 and net revenues of CHF 17 million in 4Q21. Compared to 1Q21, the movement was driven by higher revenues from portfolio assets and lower asset funding costs. Compared to 4Q21, the movement was driven by lower asset funding costs.
In 1Q22, other revenues of CHF 42 million decreased CHF 36 million compared to 1Q21 and CHF 2 million compared to 4Q21, mainly reflecting the negative valuation impact from long-dated legacy deferred compensation and retirement programs, partially offset by the elimination of gains from trading in own shares.
Provision for credit losses
In 1Q22, we recorded a release of provision for credit losses of CHF 1 million compared to CHF 10 million in 1Q21 and CHF 0 million in 4Q21.
Total operating expenses
Total operating expenses of CHF 547 million increased CHF 395 million compared to 1Q21, mainly reflecting an increase in general and administrative expenses. General and administrative expenses of CHF 486 million increased CHF 384 million, reflecting higher litigation provisions of CHF 435 million in 1Q22, mainly legacy litigation provisions in connection with mortgage-related matters. Compensation and benefits increased CHF 20 million, mainly driven by increases in discretionary compensation expenses, partially offset by lower expenses for long-dated legacy deferred compensation and retirement programs.
Compared to 4Q21, total operating expenses increased CHF 83 million, reflecting increases in compensation and benefits and general and administrative expenses. Compensation and benefits increased CHF 50 million, primarily reflecting higher deferred compensation expenses from prior-year awards. General and administrative expenses increased CHF 40 million, mainly reflecting the higher litigation provisions.

Asset Resolution Unit
	in / end of			% change
	1Q22	4Q21	1Q21	QoQ	YoY
Statements of operations (CHF million)
Revenues from portfolio assets	61	61	14	0	336
Asset funding costs	(22)	(44)	(47)	(50)	(53)
Net revenues	39	17	(33)	129	–
Provision for credit losses	(1)	0	(1)	–	0
Compensation and benefits	15	14	19	7	(21)
General and administrative expenses	14	12	15	17	(7)
Commission expenses	1	1	2	0	(50)
Total other operating expenses	15	13	17	15	(12)
Total operating expenses	30	27	36	11	(17)
Income/(loss) before taxes	10	(10)	(68)	–	–
Balance sheet statistics (CHF million)
Total assets	9,982	11,833	13,501	(16)	(26)
Risk-weighted assets (USD) [1]	6,845	7,539	8,874	(9)	(23)
Leverage exposure (USD)	15,765	18,362	20,389	(14)	(23)
1 Risk-weighted assets excluding operational risk were USD 6,227 million, USD 6,585 million and USD 7,523 million as of the end of 1Q22, 4Q21 and 1Q21, respectively.

Assets under management
As of the end of 1Q22, assets under management were CHF 1,554.9 billion, 3.7% lower compared to the end of 4Q21 with net new assets of CHF 7.9 billion in 1Q22.
Assets under management
Assets under management comprise assets that are placed with us for investment purposes and include discretionary and advisory counterparty assets. Discretionary assets are assets for which the client fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the business in which the advice is provided as well as in the business in which the investment decisions take place. Assets managed by the Asset Management division for other businesses are reported in each applicable business and eliminated at the Group level. Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
Assets under management and net new assets include assets managed by consolidated entities, joint ventures and strategic participations. Assets from joint ventures and participations are counted in proportion to our share in the respective entity.
Net new assets
Net new assets include individual cash payments, delivery of securities and cash flows resulting from loan increases or repayments.
Interest and dividend income credited to clients and commissions, interest and fees charged for banking services as well as changes in assets under management due to currency and market volatility are not taken into account when calculating net new assets. Any such changes are not directly related to the Group’s success in acquiring assets under management. Similarly, structural effects mainly relate to asset inflows and outflows due to acquisition or divestiture, exit from businesses or markets or exits due to new regulatory requirements and are not taken into account when calculating net new assets. The Group reviews relevant policies regarding client assets on a regular basis.
> Refer to “Note 39 – Assets under management” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information.
Assets under management and client assets
	end of			% change
	1Q22	4Q21	1Q21	QoQ	YoY
Assets under management (CHF billion)
Wealth Management	707.0	742.6	757.0	(4.8)	(6.6)
Swiss Bank	582.5	597.9	571.2	(2.6)	2.0
Asset Management	462.0	476.8	458.0	(3.1)	0.9
Assets managed across businesses [1]	(196.6)	(203.3)	(190.2)	(3.3)	3.4
Assets under management	1,554.9	1,614.0	1,596.0	(3.7)	(2.6)
of which discretionary assets	514.0	526.6	506.5	(2.4)	1.5
of which advisory assets	1,040.9	1,087.4	1,089.5	(4.3)	(4.5)
Client assets (CHF billion) [2]
Wealth Management	942.7	995.7	1,029.0	(5.3)	(8.4)
Swiss Bank	707.9	728.7	690.6	(2.9)	2.5
Asset Management	462.0	476.8	458.0	(3.1)	0.9
Assets managed across businesses	(196.6)	(203.3)	(190.2)	(3.3)	3.4
Client assets	1,916.0	1,997.9	1,987.4	(4.1)	(3.6)
1 Represents assets managed by Asset Management for the other businesses.
2
Client assets is a broader measure than assets under management as it includes transactional accounts and assets under custody (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

1Q22 results
As of the end of 1Q22, assets under management of CHF 1,554.9 billion decreased CHF 59.1 billion compared to the end of 4Q21. The decrease was driven by unfavorable market movements and structural effects, partially offset by foreign exchange-related movements and net new assets of CHF 7.9 billion. Structural effects included certain de-risking measures and outflows of CHF 10.4 billion related to the sanctions imposed in connection with the Russian invasion of Ukraine and reclassified as assets under custody.
Net new assets of CHF 7.9 billion in 1Q22 mainly reflected inflows across the following businesses. Net new assets of CHF 6.0 billion in Swiss Bank were driven by inflows from the institutional clients business. Net new assets of CHF 4.8 billion in Wealth Management mainly reflected inflows from the Swiss ultra-high-net-worth business, Asia Pacific and the external asset manager business. These inflows were partially offset by net asset outflows of CHF 0.6 billion in Asset Management, which were mainly driven by outflows from alternative investments, partially offset by inflows from investments and partnerships, primarily related to an emerging markets joint venture, and from traditional investments, primarily related to index solutions despite outflows in fixed income and equities.
> Refer to “Wealth Management”, “Swiss Bank” and “Asset Management” for further information.
Assets under management by region
	end of			% change
	1Q22	4Q21	1Q21	QoQ	YoY
Assets under management (CHF billion)
Switzerland	1,030.0	1,061.5	1,014.2	(3.0)	1.6
EMEA	300.2	330.3	329.4	(9.1)	(8.9)
Asia Pacific	266.2	274.2	293.6	(2.9)	(9.3)
Americas	155.1	151.3	149.0	2.5	4.1
Assets managed across regions	(196.6)	(203.3)	(190.2)	(3.3)	3.4
Assets under management	1,554.9	1,614.0	1,596.0	(3.7)	(2.6)
Growth in assets under management
in	1Q22		4Q21	1Q21
Net new assets (CHF billion)
Wealth Management	4.8		(2.9)	14.5
Swiss Bank	6.0		1.0	3.8
Asset Management [1]	(0.6)		4.7	10.3
Assets managed across businesses [2]	(2.3)		(1.2)	(0.2)
Net new assets	7.9		1.6	28.4
Other effects (CHF billion)
Wealth Management	(40.4)		(15.1)	35.6
Swiss Bank	(21.4)		8.1	16.4
Asset Management	(14.2)		(2.6)	7.4
Assets managed across businesses [2]	9.0		(1.0)	(3.7)
Other effects	(67.0)		(10.6)	55.7
of which market movements	(60.6)		19.2	21.0
of which foreign exchange	8.3		(27.0)	48.6
of which other	(14.7)	[3]	(2.8)	(13.9)	[4]
Growth in assets under management (CHF billion)
Wealth Management	(35.6)		(18.0)	50.1
Swiss Bank	(15.4)		9.1	20.2
Asset Management [1]	(14.8)		2.1	17.7
Assets managed across businesses [2]	6.7		(2.2)	(3.9)
Growth in assets under management	(59.1)		(9.0)	84.1
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Represents assets managed by Asset Management for the other businesses.
3 Includes structural effects of CHF 10.4 billion related to the sanctions imposed in connection with the Russian invasion of Ukraine.
4
Includes structural effects of CHF 11.2 billion related to the exit of our supply chain finance funds business in Asset Management of CHF 7.9 billion and CHF 3.3 billion related to the reclassification to assets under custody for our clients’ assets that were impacted by the suspension and ongoing liquidation of these funds, mainly in Wealth Management.

Growth in assets under management (continued)
in	1Q22	4Q21	1Q21
Net new assets (annualized) (%)
Wealth Management	2.6	(1.5)	8.2
Swiss Bank	4.0	0.7	2.8
Asset Management [1]	(0.5)	4.0	9.4
Assets managed across businesses [2]	4.5	2.4	0.4
Net new assets	2.0	0.4	7.5
Other effects (annualized) (%)
Wealth Management	(21.8)	(8.0)	20.1
Swiss Bank	(14.3)	5.5	11.9
Asset Management	(11.9)	(2.2)	6.7
Assets managed across businesses [2]	(17.7)	2.0	8.0
Other effects	(16.6)	(2.6)	14.8
Growth in assets under management (annualized) (%)
Wealth Management	(19.2)	(9.5)	28.3
Swiss Bank	(10.3)	6.2	14.7
Asset Management [1]	(12.4)	1.8	16.1
Assets managed across businesses [2]	(13.2)	4.4	8.4
Growth in assets under management	(14.6)	(2.2)	22.3
Growth in net new assets (rolling four-quarter average) (%)
Wealth Management	0.1	1.5	4.6
Swiss Bank	1.4	1.1	3.0
Asset Management [1]	0.8	3.3	6.3
Assets managed across businesses [2]	1.2	0.1	3.2
Net new assets	0.7	2.0	4.7
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Represents assets managed by Asset Management for the other businesses.
Net new assets by region
in	1Q22	4Q21	1Q21
Net new assets (CHF billion)
Switzerland	10.0	0.3	11.3
EMEA	0.2	0.9	6.7
Asia Pacific	2.5	0.2	7.9
Americas	(2.5)	1.4	2.7
Assets managed across regions	(2.3)	(1.2)	(0.2)
Net new assets	7.9	1.6	28.4

II – Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet

Liquidity and funding management
In 1Q22, we maintained a strong liquidity and funding position. The majority of our unsecured funding was generated from core customer deposits and long-term debt.
Liquidity management
In response to regulatory reform, since 2015 we have primarily focused our issuance strategy on offering long-term debt securities at the Group level for funding and capital purposes. Prior to that, securities for funding and capital purposes were primarily issued by the Bank, our principal operating subsidiary and a US registrant. We also issue short and medium-term debt securities at the Bank level for funding diversification. Our primary source of liquidity is funding through consolidated entities. Proceeds from issuances are lent to operating subsidiaries and affiliates on both a senior and subordinated basis, as needed; the latter typically to meet going and gone concern capital requirements and the former as desired by management to support business initiatives and liquidity needs.
Our liquidity and funding profile reflects our strategy and risk appetite and is driven by business activity levels and the overall operating environment. We have adapted our liquidity and funding profile to reflect lessons learned from the financial crisis, the subsequent changes in our business strategy and regulatory developments. We have been an active participant in regulatory and industry forums to promote best practice standards on quantitative and qualitative liquidity management. Our internal liquidity risk management framework is subject to review and monitoring by FINMA, other regulators and rating agencies.
> Refer to “Liquidity and funding management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2021 for further information.
Regulatory framework
BIS liquidity framework
The Basel Committee on Banking Supervision (BCBS) established the Basel framework for liquidity risk measurement, standards and monitoring. The Basel framework includes a liquidity coverage ratio (LCR) and a net stable funding ratio (NSFR). Credit Suisse is subject to the Basel framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks.
The LCR addresses liquidity risk over a 30-day period. The LCR aims to ensure that banks have unencumbered high-quality liquid assets (HQLA) available to meet short-term liquidity needs under a severe stress scenario. The LCR is comprised of two components, the value of HQLA in stressed conditions and the total net cash outflows calculated according to specified scenario parameters. Under the BCBS framework, the minimum required ratio of liquid assets over net cash outflows is 100%.
The NSFR establishes criteria for a minimum amount of stable funding based on the liquidity of a bank’s on- and off-balance sheet activities over a one-year horizon. The NSFR is a complementary measure to the LCR and is structured to ensure that illiquid assets are funded with an appropriate amount of stable long-term funds. The NSFR is defined as the ratio of available stable funding over the amount of required stable funding and, once implemented by national regulators, should always be at least 100%.
Swiss liquidity requirements
The Swiss Federal Council adopted a liquidity ordinance (Liquidity Ordinance) that implements Basel liquidity requirements into Swiss law. Under the Liquidity Ordinance, banks are subject to a minimum LCR requirement of 100% at all times and the associated disclosure requirements.
Since July 1, 2021, banks have been subject to a minimum NSFR requirement of 100% at all times and the associated disclosure requirements. Based on the Liquidity Ordinance, Credit Suisse AG (Bank parent company) is allowed to fulfill the minimum NSFR of 100% by taking into consideration any excess funding of Credit Suisse (Schweiz) AG on a stand-alone basis, and the Bank parent has an NSFR requirement of at least 80% without taking into consideration any such excess funding. Credit Suisse (Schweiz) AG must always fulfill the NSFR of at least 100% on a stand-alone basis.
> Refer to credit-suisse.com/regulatorydisclosures for additional information.
Our liquidity principles and our liquidity risk management framework as agreed with FINMA are in line with the Basel III liquidity framework.
Regulatory developments
Following a consultation period that has now ended, the Swiss Federal Department of Finance is expected to soon issue amendments to the Liquidity Ordinance with a proposed effective date of July 1, 2022 followed by a transition period. The revisions are intended to ensure that systemically important banks hold sufficient liquidity, in order to adequately absorb liquidity shocks and cover their liquidity needs in the event of restructuring or liquidation. The revisions are expected to increase the regulatory minimum liquidity requirements for systemically important banks, including Credit Suisse.

Liquidity risk management
Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. We achieve this through a conservative asset/liability management strategy aimed at maintaining long-term funding, including stable deposits, in excess of illiquid assets. To address short-term liquidity stress, we maintain a liquidity pool, as described below, that covers unexpected outflows in the event of severe market and idiosyncratic stress. Our liquidity risk parameters reflect various liquidity stress assumptions that we believe are conservative. We manage our liquidity profile at a sufficient level such that, in the event we are unable to access unsecured funding, we expect to have sufficient liquidity to sustain operations for a period of time in excess of our minimum limit. This includes potential currency mismatches, which are not deemed to be a major risk but are monitored and subject to limits, particularly in the significant currencies of euro, Japanese yen, pound sterling, Swiss franc and US dollar.
> Refer to “Liquidity risk management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2021 for further information on our approach to liquidity risk management, governance and contingency planning.
Liquidity metrics
Liquidity pool
Treasury manages a sizeable portfolio of HQLA comprised of cash held at central banks and securities. A portion of the liquidity pool is generated through reverse repurchase agreements with top-rated counterparties. We are mindful of potential credit risk and therefore focus our liquidity holdings strategy on cash held at central banks and highly rated government bonds and on short-term reverse repurchase agreements. These government bonds are eligible as collateral for liquidity facilities with various central banks including the SNB, the Fed, the ECB and the BoE. Our direct exposure on these bonds is limited to highly liquid, top-rated sovereign entities or fully guaranteed agencies of sovereign entities. The liquidity pool may be used to meet the liquidity requirements of our operating companies. All securities, including those obtained from reverse repurchase agreements, are subject to a stress level haircut in our barometer to reflect the risk that emergency funding may not be available at market value in a stress scenario.
We centrally manage this liquidity pool and hold it at our main operating entities. Holding securities in these entities ensures that we can make liquidity and funding available to local entities in need without delay.
As of the end of 1Q22, our liquidity pool managed by Treasury and the global liquidity group had an average HQLA value of CHF 222.2 billion. The liquidity pool consisted of CHF 140.8 billion of cash held at major central banks, primarily the SNB, the ECB and the Fed, and CHF 81.4 billion market value of securities issued by governments and government agencies, primarily from the US and the UK.
In addition to the above-mentioned liquidity pool, there is also a portfolio of unencumbered liquid assets managed by the businesses, primarily in the Investment Bank division, in cooperation with the global liquidity group. These assets generally include high-grade bonds and highly liquid equity securities that form part of major indices. In coordination with the businesses and the global liquidity group, Treasury can access these assets to generate liquidity if required. As of the end of 1Q22, this portfolio of liquid assets had a market value of CHF 23.4 billion, consisting of CHF 16.2 billion of high-grade bonds and CHF 7.2 billion of highly liquid equity securities. Under our internal model, an average stress-level haircut of 7% is applied to these assets. The haircuts applied to this portfolio reflect our assessment of overall market risk at the time of measurement, potential monetization capacity taking into account increased haircuts, market volatility and the quality of the relevant securities.
Liquidity pool – Group
	1Q22					4Q21
average	Swiss franc	US dollar	Euro	Other currencies	Total	Total
Liquid assets (CHF million)
Cash held at central banks	65,871	30,904	39,356	4,654	140,785	143,936
Securities	10,867	44,491	7,206	18,809	81,373	85,975
Liquid assets [1]	76,738	75,395	46,562	23,463	222,158	229,911
Calculated using a three-month average, which is calculated on a daily basis.
1 Reflects a pre-cancellation view.
Liquidity Coverage Ratio
Our calculation methodology for the LCR is prescribed by the Liquidity Ordinance and the FINMA 2015/2 Circular “Liquidity risks – banks,” as amended (Liquidity Circular), and uses a three-month average that is measured using daily calculations during the quarter. The FINMA calculation of HQLA takes into account a cancellation mechanism (post-cancellation view) and is therefore not directly comparable to the assets presented in the financial statements that could potentially be monetized under a severe stress scenario. The cancellation mechanism effectively excludes the impact of certain secured financing transactions from available HQLA and simultaneously adjusts the level of net cash outflows calculated. Application of the cancellation mechanism adjusts both the numerator and denominator of the LCR calculation, meaning that the impact is mostly neutral on the LCR itself.
Our HQLA measurement methodology excludes potentially eligible HQLA available for use by entities of the Group in certain jurisdictions that may not be readily accessible for use by the Group as a whole. These HQLA eligible amounts may be restricted for reasons such as local regulatory requirements, including large exposure requirements, or other binding constraints that could limit the transferability to other Group entities in other jurisdictions.
On this basis, the level of our LCR was 196% as of the end of 1Q22, a decrease from 203% as of the end of 4Q21, representing an average HQLA of CHF 225.6 billion and average net cash outflows of CHF 114.9 billion. The ratio reflects a conservative liquidity position, including ensuring that the Group’s branches and subsidiaries meet applicable local liquidity requirements.
The decrease in the LCR in 1Q22 reflected an increase in net cash outflows along with a lower level of average HQLA. The increase in net cash outflows was due to reductions in net cash inflows associated with secured wholesale funding and secured lending activities, fully performing loan exposures and balances related to open and failed trades, partially offset by reductions in cash outflows from unsecured wholesale funding, driven by decreases in unsecured debt. The lower level of HQLA reflected a reduction from the cancellation mechanism.
Liquidity coverage ratio – Group
	1Q22				4Q21
average	Unweighted value	[1]	Weighted value	[2]	Weighted value	[2]
High-quality liquid assets (CHF million)
High-quality liquid assets [3]	–		225,572		227,193
Cash outflows (CHF million)
Retail deposits and deposits from small business customers	160,490		19,675		19,555
Unsecured wholesale funding	247,390		91,890		95,093
Secured wholesale funding	75,475		19,376		29,344
Additional requirements	164,142		36,060		35,640
Other contractual funding obligations	65,548		65,548		85,492
Other contingent funding obligations	195,886		2,498		3,663
Total cash outflows	–		235,047		268,787
Cash inflows (CHF million)
Secured lending	63,349		27,618		40,049
Inflows from fully performing exposures	56,553		25,946		28,270
Other cash inflows	66,613		66,614		88,312
Total cash inflows	186,515		120,178		156,631
Liquidity coverage ratio
High-quality liquid assets (CHF million)	–		225,572		227,193
Net cash outflows (CHF million)	–		114,869		112,156
Liquidity coverage ratio (%)	–		196		203
Calculated using a three-month average, which is calculated on a daily basis.
1 Calculated as outstanding balances maturing or callable within 30 days.
2 Calculated after the application of haircuts for high-quality liquid assets or inflow and outflow rates.
3 Consists of cash and eligible securities as prescribed by FINMA and reflects a post-cancellation view.

Net Stable Funding Ratio
Our calculation methodology for the NSFR is prescribed by the Liquidity Ordinance and the Liquidity Circular including associated disclosure requirements. At the end of 1Q22, the level of our NSFR was 128%, an increase from 127% as of end of 4Q21, representing available stable funding (ASF) of CHF 431 billion and required stable funding (RSF) of CHF 336 billion.
The increase in the NSFR compared to 4Q21 reflected a decrease in RSF, partially offset by a decrease in ASF. The decrease in RSF was mainly attributable to a decrease in our trading inventory (non-HQLA securities), our loan portfolio and our derivatives portfolio, partially offset by an increase in our reverse repurchase transactions backed by HQLA. The decrease in ASF was primarily a result of maturing certificates of deposit and commercial paper as well as a decrease in deposits from retail clients and non-financial corporates and in repurchase transactions, primarily with financial institutions.
Net stable funding ratio - Group
end of	1Q22	4Q21
Net stable funding ratio
Available stable funding (CHF million)	430,894	436,856
Required stable funding (CHF million)	335,546	342,870
Net stable funding ratio (%)	128	127
Funding management
Funding sources
We fund our balance sheet primarily through core customer deposits, long-term debt, including structured notes, and shareholders’ equity. We monitor the funding sources, including their concentrations against certain limits, according to their counterparty, currency, tenor, geography and maturity, and whether they are secured or unsecured.
Our balance sheet funding structure diagram is aligned with the NSFR framework. Loans, which comprise the largest component of our illiquid assets, are funded by our core customer deposits, with an excess coverage of 29% as of the end of 1Q22, compared to 28% as of the end of 4Q21, reflecting a small decrease in loans. We fund other illiquid assets, including real estate, private equity and other long-term investments as well as the haircut for the illiquid portion of securities, with long-term debt and equity, in which we try to maintain a substantial funding buffer.
Our core customer deposits totalled CHF 389 billion as of the end of 1Q22, compared to CHF 391 billion as of the end of 4Q21, reflecting a small decrease in our customer deposit base in the private banking and corporate & institutional banking businesses in 1Q22, mainly driven by a decrease in time and savings deposits. Core customer deposits are from clients with whom we have a broad and long-standing relationship. Core customer deposits exclude deposits from banks and certificates of deposit. We place a priority on maintaining and growing customer deposits, as they have proven to be a stable and resilient source of funding even in difficult market conditions. Our core customer deposit funding is supplemented by the issuance of long-term debt.
> Refer to the chart “Balance sheet funding structure” and “Balance sheet” in Balance sheet and off-balance sheet for further information.

Debt issuances and redemptions
As of the end of 1Q22, we had outstanding long-term debt of CHF 160.3 billion, which included senior and subordinated instruments. We had CHF 42.1 billion and CHF 15.8 billion of structured notes and covered bonds outstanding, respectively, as of the end of 1Q22 compared to CHF 43.1 billion and CHF 15.4 billion, respectively, as of the end of 4Q21.
> Refer to “Issuances and redemptions” in Capital management for information on capital issuances, including buffer and progressive capital instruments.
Short-term borrowings as shown in the balance sheet funding structure diagram increased 15% to CHF 45.9 billion as of the end of 1Q22, compared to CHF 39.8 billion as of the end of 4Q21, mainly related to issuance of certificates of deposit.
The following table provides information on long-term debt issuances, maturities and redemptions in 1Q22, excluding structured notes.
> Refer to “Debt issuances and redemptions” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management in the Credit Suisse Annual Report 2021 for further information.
Debt issuances and redemptions
in 1Q22	Senior	Senior bail-in	Sub- ordinated	Long-term debt
Long-term debt (CHF billion, notional value)
Issuances	0.6	3.6	0.0	4.2
of which unsecured	0.0	3.6	0.0	3.6
of which secured	0.6	0.0	0.0	0.6
Maturities / Redemptions	4.0	1.7	0.1	5.8
of which unsecured	3.7	1.7	0.1	5.5
of which secured	0.3	0.0	0.0	0.3
Excludes structured notes.
Credit ratings
A downgrade in credit ratings could reduce our access to capital markets, increase our borrowing costs, require us to post additional collateral or allow counterparties to terminate transactions under certain of our trading and collateralized financing and derivative contracts. This, in turn, could reduce our liquidity and negatively impact our operating results and financial position. Our internal liquidity barometer takes into consideration contingent events associated with a two-notch downgrade in our credit ratings. The maximum impact of a simultaneous one, two or three-notch downgrade by all three major rating agencies in the Bank’s long-term debt ratings would result in additional collateral requirements or assumed termination payments under certain derivative instruments of CHF 0.1 billion, CHF 0.2 billion and CHF 0.8 billion, respectively, as of the end of 1Q22, and would not be material to our liquidity and funding planning. If the downgrade does not involve all three rating agencies, the impact may be smaller.
> Refer to “Credit ratings” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management in the Credit Suisse Annual Report 2021 for further information relating to credit ratings and additional risks relating to derivative instruments.

Capital management
As of the end of 1Q22, our BIS CET1 ratio was 13.8%, our BIS CET1 leverage ratio was 4.3% and our tier 1 leverage ratio was 6.1%.
Regulatory framework
Credit Suisse is subject to the Basel framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks, which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Our capital metrics fluctuate during any reporting period in the ordinary course of business.
> Refer to “Regulatory framework” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2021 for further information on BIS and Swiss requirements.
BIS requirements
The BCBS, the standard setting committee within the BIS, issued the Basel framework, with higher minimum capital requirements and conservation and countercyclical buffers, revised risk-based capital measures, a leverage ratio and liquidity standards. The framework was designed to strengthen the resilience of the banking sector and requires banks to hold more capital, mainly in the form of common equity.
Swiss requirements
The legislation implementing the Basel framework in Switzerland in respect of capital requirements for systemically important banks, including Credit Suisse, goes beyond the Basel minimum standards for systemically important banks.
Under the Capital Adequacy Ordinance, Swiss banks classified as systemically important banks operating internationally, such as Credit Suisse, are subject to two different minimum requirements for loss-absorbing capacity: such banks must hold sufficient capital that absorbs losses to ensure continuity of service (going concern requirement), and they must issue sufficient debt instruments to fund an orderly resolution without recourse to public resources (gone concern requirement).
Going concern capital and gone concern capital together form our total loss-absorbing capacity (TLAC). The going concern and gone concern requirements are generally aligned with the Financial Stability Board’s total loss-absorbing capacity standard.
Additionally, there are FINMA decrees that apply to Credit Suisse, as a systemically important bank operating internationally, including capital adequacy requirements as well as liquidity and risk diversification requirements.
Credit Suisse AG – parent company
Credit Suisse AG (Bank parent company)’s Swiss CET1 ratio increased from 11.4% as of January 1, 2022, to 11.8% as of the end of 1Q22, primarily driven by capital distributions from its Swiss and US participations.
In addition to the capital distributions already received in 1Q22, further significant capital distributions to the Bank parent company are expected by the end of 2022, primarily from its US and UK participations, subject to regulatory approval.
> Refer to “FINMA decrees” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Swiss requirements in the Credit Suisse Annual Report 2021 for further information.

Other regulatory disclosures
In connection with the Basel framework, certain regulatory disclosures for the Group and certain of its subsidiaries are required. The Group’s Pillar 3 disclosure, regulatory disclosures, additional information on capital instruments, including the main features and terms and conditions of regulatory capital instruments and total loss-absorbing capacity-eligible instruments that form part of the eligible capital base and total loss-absorbing capacity resources, global systemically important bank financial indicators, reconciliation requirements, leverage ratios and certain liquidity disclosures as well as regulatory disclosures for subsidiaries can be found on our website.
> Refer to “credit-suisse.com/regulatorydisclosures” for additional information.
Swiss capital and leverage requirements for Credit Suisse
For 2022	Capital ratio	Leverage ratio
Capital components (%)
CET1 – minimum	4.5	1.5
Additional tier 1 – maximum	3.5	1.5
Minimum component	8.0	3.0
CET1 – minimum	5.5	2.0
Additional tier 1 – maximum	0.8	0.0
Buffer component	6.3	2.0
Going concern	14.3	5.0
of which base requirement	12.86	4.5
of which surcharge	1.44	0.5
Gone concern	14.3	5.0
of which base requirement	12.86	4.5
of which surcharge	1.44	0.5
Total loss-absorbing capacity	28.6	10.0
Does not include the FINMA Pillar 2 capital add-on of CHF 1.8 billion relating to the supply chain finance funds matter, the effects of the countercyclical buffers and any rebates for resolvability and for certain tier 2 low-trigger instruments recognized in gone concern capital.
As of the end of 1Q22, for the Group, the rebates for resolvability and for certain tier 2 low-trigger instruments for the capital ratios were 3.135% and 0.431%, respectively, and for the Bank, they were 3.135% and 0.432%, respectively. For the Group, the rebates for resolvability and for certain tier 2 low-trigger instruments for leverage ratios were 1.1% and 0.134%, respectively, and for the Bank, they were 1.1% and 0.133%, respectively. Net of these rebates, the gone concern ratio for capital and leverage for the Group were 10.734% and 3.766%, respectively, and for the Bank they were 10.733% and 3.767%, respectively.

Regulatory developments
In June 2021, FINMA announced its reassessment of rebates for resolvability relating to the gone concern requirement. The eligibility for the rebates for resolvability is assessed on an annual basis. Effective July 1, 2021, for the Group and the Bank, the rebate for resolvability relating to the capital ratio was 3.135% and the rebate for resolvability relating to the leverage ratio was 1.1%. In March 2022, FINMA published the results of its annual assessment of the recovery and resolution planning of the Swiss systemically important financial institutions. In accordance with this assessment, effective July 1, 2022, the Group will be eligible for the maximum potential rebates for resolvability.
Capital instruments
Higher Trigger Capital Amount
The capital ratio write-down triggers for certain of our outstanding capital instruments take into account the fact that other outstanding capital instruments that contain relatively higher capital ratios as part of their trigger feature are expected to convert into equity or be written down prior to the write-down of such capital instruments. The amount of additional capital that is expected to be contributed by such conversion into equity or write-down is referred to as the Higher Trigger Capital Amount.
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5.125%, the Higher Trigger Capital Amount was CHF 11.1 billion and the Higher Trigger Capital Ratio (i.e., the ratio of the Higher Trigger Capital Amount to the aggregate of all RWA of the Group) was 4.1%, both as of the end of 1Q22.
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5%, the Higher Trigger Capital Amount was CHF 15.5 billion and the Higher Trigger Capital Ratio was 5.7%, both as of the end of 1Q22.
> Refer to the table “BIS capital metrics” for further information on the BIS metrics used to calculate such measures.
> Refer to “Higher Trigger Capital Amount” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Capital instruments in the Credit Suisse Annual Report 2021 for further information on the Higher Trigger Capital Amount.

Issuances and redemptions
	Currency	Par value at issuance (million)	Coupon rate (%)		Description	Year of maturity
Issuances – callable bail-in instruments
First quarter of 2022	EUR	1,500	2.875		Senior notes	2032
	EUR	2,000	2.125		Senior notes	2026
April 2022 to date	JPY	5,000	1.1		Senior notes	2028
Redemptions – bail-in instruments
First quarter of 2022	USD	1,750	3.574		Senior notes	2023	[1]
	AUD	176	5.0	[2]	Senior notes	2038
April 2022 to date	USD	100	floating rate		Senior notes	2023	[3]
	EUR	2,250	1.25		Senior notes	2022
1 On December 15, 2021, the Group elected to call the notes on the optional call date, January 9, 2022.
2
The interest rate of these zero coupon annual accreting senior callable notes reflects the yield rate of the note. On January 27, 2022, the Group elected to call the notes on the first optional call date, February 8, 2022.

3 On March 22, 2022, the Group elected to call the notes on the optional call date, April 9, 2022.
BIS capital metrics
BIS capital metrics – Group
			% change
end of	1Q22	4Q21	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	37,713	38,529	(2)
Tier 1 capital	53,204	54,373	(2)
Total eligible capital	53,676	54,852	(2)
Risk-weighted assets	273,043	267,787	2
Capital ratios (%)
CET1 ratio	13.8	14.4	–
Tier 1 ratio	19.5	20.3	–
Total capital ratio	19.7	20.5	–
Eligible capital – Group
				% change
end of	1Q22	4Q21		QoQ
Eligible capital (CHF million)
Total shareholders' equity	44,442	43,954		1
Adjustments
Regulatory adjustments [1]	70	157		(55)
Goodwill [2]	(2,909)	(2,893)		1
Other intangible assets [2]	(49)	(50)		(2)
Deferred tax assets that rely on future profitability	(1,307)	(881)		48
Shortfall of provisions to expected losses	(254)	(220)		15
(Gains)/losses due to changes in own credit on fair-valued liabilities	1,065	2,144		(50)
Defined benefit pension assets [2]	(3,403)	(3,280)		4
Investments in own shares	(523)	(477)		10
Other adjustments [3]	581	75		–
Total adjustments	(6,729)	(5,425)		24
CET1 capital	37,713	38,529		(2)
High-trigger capital instruments (7% trigger)	11,135	11,399		(2)
Low-trigger capital instruments (5.125% trigger)	4,356	4,445		(2)
Additional tier 1 capital	15,491	15,844		(2)
Tier 1 capital	53,204	54,373		(2)
Tier 2 low-trigger capital instruments (5% trigger)	472	479		(1)
Tier 2 capital	472	479	[4]	(1)
Total eligible capital	53,676	54,852	[4]	(2)
1 Includes certain adjustments, such as a cumulative dividend accrual.
2 Net of deferred tax liability.
3 Includes reversals of cash flow hedge reserves.
4
Amounts are shown on a look-through basis. Certain tier 2 instruments were subject to phase out and are no longer eligible as of January 1, 2022. As of 4Q21, total eligible capital was CHF 55,074 million, including CHF 222 million of such instruments, and the total capital ratio was 20.6%.

1Q22 Capital movement – Group
CET1 capital (CHF million)
Balance at beginning of period	38,529
Net income/(loss) attributable to shareholders	(273)
Foreign exchange impact [1]	173
Regulatory adjustment of deferred tax assets relating to net operating losses	(411)
Other [2]	(305)
Balance at end of period	37,713
Additional tier 1 capital (CHF million)
Balance at beginning of period	15,844
Foreign exchange impact	127
Other [3]	(480)
Balance at end of period	15,491
Tier 2 capital (CHF million)
Balance at beginning of period	479
Foreign exchange impact	4
Other	(11)
Balance at end of period	472
Eligible capital (CHF million)
Balance at end of period	53,676
1 Includes US GAAP cumulative translation adjustments and the foreign exchange impact on regulatory CET1 adjustments.
2 Includes a regulatory adjustment of defined benefit pension plan assets, a dividend accrual and the net effect of share-based compensation.
3 Primarily reflects valuation impacts.
Our CET1 ratio was 13.8% as of the end of 1Q22 compared to 14.4% as of the end of 4Q21. Our tier 1 ratio was 19.5% as of the end of 1Q22 compared to 20.3% as of the end of 4Q21. Our total capital ratio was 19.7% as of the end of 1Q22 compared to 20.5% as of the end of 4Q21. The decrease in the capital ratios was due to increased RWA and lower capital balances.
CET1 capital was CHF 37.7 billion as of the end of 1Q22, a 2% decrease compared to CHF 38.5 billion as of the end of 4Q21, mainly reflecting the regulatory adjustment of deferred tax assets on net operating losses (NOL) and the net loss attributable to shareholders, partially offset by a positive foreign exchange impact. Additional tier 1 capital was CHF 15.5 billion as of the end of 1Q22, a 2% decrease compared to the end of 4Q21. Tier 2 capital of CHF 472 million was stable compared to the end of 4Q21. Total eligible capital was CHF 53.7 billion as of the end of 1Q22, a 2% decrease compared to CHF 54.9 million as of the end of 4Q21, mainly reflecting lower CET1 capital and lower additional tier 1 capital.
Risk-weighted assets
Our balance sheet positions and off-balance sheet exposures translate into RWA, which are categorized as credit, market and operational RWA. When assessing RWA, it is not the nominal size, but rather the nature (including risk mitigation such as collateral or hedges) of the balance sheet positions or off-balance sheet exposures that determines the RWA.
> Refer to “Risk-weighted assets” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2021 for a detailed discussion of RWA.
For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory value-at-risk (VaR) backtesting exception above four in the prior rolling 12-month period. In 1Q22, our market risk capital multiplier remained at FINMA and BIS minimum levels and we did not experience an increase in market risk capital.
> Refer to “Market risk” in Risk management for further information.
RWA were CHF 273.0 billion as of the end of 1Q22, a 2% increase compared to CHF 267.8 billion as of the end of 4Q21. The increase in RWA was mainly related to internal model and parameter updates, primarily in operational risk, and the foreign exchange impact.
Excluding the foreign exchange impact, the increase in credit risk was primarily driven by movements in risk levels attributable to book size. The movements in risk levels attributable to book size were primarily driven by an increase in lending exposures, mainly in the Swiss Bank and the Investment Bank, the impact of changes in certain loan commitment and derivative classifications in the Investment Bank, partially offset by a decrease in our equity exposures relating to our investment in Allfunds Group in Wealth Management and a decrease in secured financing exposures, mainly in the Investment Bank, including the impact of resizing our prime services franchise. The decrease in risk levels attributable to book quality was primarily driven by risk weighting changes across credit risk classes, mainly due to the phase out of a multiplier on certain corporate exposures in the Investment Bank.
Excluding the foreign exchange impact, the increase in market risk was primarily driven by movements in risk levels, mainly in securitized products and GTS within the Investment Bank.
Excluding the foreign exchange impact, the increase in operational risk was driven by internal model and parameter updates primarily in the Corporate Center related to the annual recalibration of the AMA model. The AMA model was also updated to reflect increased litigation provisions in 2021 connection with legacy litigation matters.

Risk-weighted asset movement by risk type – Group
1Q22	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Total
Credit risk (CHF million)
Balance at beginning of period	41,061	56,389	61,917	6,395	18,043	183,805
Foreign exchange impact	236	333	35	43	141	788
Movements in risk levels	(584)	(155)	1,460	(421)	190	490
of which credit risk – book size [1]	(859)	373	1,624	(254)	225	1,109
of which credit risk – book quality [2]	275	(528)	(164)	(167)	(35)	(619)
Model and parameter updates – internal [3]	26	86	138	0	(199)	51
Model and parameter updates – external [4]	41	34	0	0	0	75
Balance at end of period	40,780	56,687	63,550	6,017	18,175	185,209
Market risk (CHF million)
Balance at beginning of period	2,899	11,524	88	69	1,775	16,355
Foreign exchange impact	26	106	1	1	9	143
Movements in risk levels	239	398	(59)	(6)	287	859
Model and parameter updates – internal [3]	(22)	35	7	8	22	50
Balance at end of period	3,142	12,063	37	72	2,093	17,407
Operational risk (CHF million)
Balance at beginning of period	16,014	16,400	6,759	1,982	26,472	67,627
Foreign exchange impact	141	144	59	18	218	580
Model and parameter updates – internal [3]	149	170	61	18	1,822	2,220
Balance at end of period	16,304	16,714	6,879	2,018	28,512	70,427
Total (CHF million)
Balance at beginning of period	59,974	84,313	68,764	8,446	46,290	267,787
Foreign exchange impact	403	583	95	62	368	1,511
Movements in risk levels	(345)	243	1,401	(427)	477	1,349
Model and parameter updates – internal [3]	153	291	206	26	1,645	2,321
Model and parameter updates – external [4]	41	34	0	0	0	75
Balance at end of period	60,226	85,464	70,466	8,107	48,780	273,043
1 Represents changes in portfolio size.
2 Represents changes in average risk weighting across credit risk classes.
3 Represents movements arising from internally driven updates to models and recalibrations of model parameters specific only to Credit Suisse.
4 Represents movements arising from externally mandated updates to models and recalibrations of model parameters specific only to Credit Suisse.
Risk-weighted assets – Group
end of	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Group
1Q22 (CHF million)
Credit risk	40,780	56,687	63,550	6,017	18,175	185,209
Market risk	3,142	12,063	37	72	2,093	17,407
Operational risk	16,304	16,714	6,879	2,018	28,512	70,427
Risk-weighted assets	60,226	85,464	70,466	8,107	48,780	273,043
4Q21 (CHF million)
Credit risk	41,061	56,389	61,917	6,395	18,043	183,805
Market risk	2,899	11,524	88	69	1,775	16,355
Operational risk	16,014	16,400	6,759	1,982	26,472	67,627
Risk-weighted assets	59,974	84,313	68,764	8,446	46,290	267,787

Leverage metrics
Credit Suisse has adopted the BIS leverage ratio framework, as issued by the BCBS and implemented in Switzerland by FINMA. Under the BIS framework, the leverage ratio measures tier 1 capital against the end-of-period exposure. As used herein, leverage exposure consists of period-end balance sheet assets and prescribed regulatory adjustments.
Leverage exposure – Group
end of	1Q22	4Q21
Leverage exposure (CHF million)
Wealth Management	233,460	233,228
Investment Bank	335,763	347,774
Swiss Bank	247,624	247,509
Asset Managemnt	2,792	2,737
Corporate Center	58,384	57,889
Leverage exposure	878,023	889,137
The leverage exposure was CHF 878.0 billion as of the end of 1Q22, stable compared to CHF 889.1 million as of the end of 4Q21.
> Refer to “Balance sheet and off-balance sheet” for further information on the movement in the Group’s consolidated balance sheet.
Leverage exposure components – Group
			% change
end of	1Q22	4Q21	QoQ
Leverage exposure (CHF million)
Total assets	739,554	755,833	(2)
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(9,780)	(9,386)	4
Derivative financial instruments	56,200	55,901	1
Securities financing transactions	(724)	(8,546)	(92)
Off-balance sheet exposures	90,409	93,286	(3)
Other	2,364	2,049	15
Total adjustments	138,469	133,304	4
Leverage exposure	878,023	889,137	(1)
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

BIS leverage metrics – Group
			% change
end of	1Q22	4Q21	QoQ
Capital and leverage exposure (CHF million)
CET1 capital	37,713	38,529	(2)
Tier 1 capital	53,204	54,373	(2)
Leverage exposure	878,023	889,137	(1)
Leverage ratios (%)
CET1 leverage ratio	4.3	4.3	–
Tier 1 leverage ratio	6.1	6.1	–
The CET1 leverage ratio was 4.3% as of the end of 1Q22, stable compared to the end of 4Q21. The tier 1 leverage ratio was 6.1% as of the end of 1Q22, stable compared to the end of 4Q21.
Swiss metrics
Swiss capital metrics
As of the end of 1Q22, our Swiss CET1 capital was CHF 37.7 billion and our Swiss CET1 ratio was 13.8%. Our going concern capital was CHF 53.2 billion and our going concern capital ratio was 19.4%. Our gone concern capital was CHF 48.0 billion and our gone concern capital ratio was 17.5%. Our total loss-absorbing capacity was CHF 101.2 billion and our TLAC ratio was 37.0%.
Swiss capital metrics – Group
			% change
end of	1Q22	4Q21	QoQ
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	37,713	38,529	(2)
Going concern capital	53,204	54,372	(2)
Gone concern capital	47,973	46,648	3
Total loss-absorbing capacity (TLAC)	101,177	101,020	0
Swiss risk-weighted assets	273,609	268,418	2
Swiss capital ratios (%)
Swiss CET1 ratio	13.8	14.4	–
Going concern capital ratio	19.4	20.3	–
Gone concern capital ratio	17.5	17.4	–
TLAC ratio	37.0	37.6	–
Rounding differences may occur.

Swiss leverage metrics
The leverage exposure used in the Swiss leverage ratios is measured on the same period-end basis as the leverage exposure for the BIS leverage ratio. As of the end of 1Q22, our Swiss CET1 leverage ratio was 4.3%, our going concern leverage ratio was 6.1%, our gone concern leverage ratio was 5.5% and our TLAC leverage ratio was 11.5%.
Swiss capital and risk-weighted assets – Group
				% change
end of	1Q22	4Q21		QoQ
Swiss capital (CHF million)
CET1 capital – BIS	37,713	38,529		(2)
Swiss CET1 capital	37,713	38,529		(2)
Additional tier 1 high-trigger capital instruments	11,135	11,398		(2)
Grandfathered additional tier 1 low-trigger capital instruments	4,356	4,445		(2)
Swiss additional tier 1 capital	15,491	15,843		(2)
Going concern capital	53,204	54,372		(2)
Bail-in debt instruments	45,612	44,251		3
Tier 2 low-trigger capital instruments	472	479		(1)
Tier 2 amortization component	1,889	1,918		(2)
Gone concern capital	47,973	46,648	[1]	3
Total loss-absorbing capacity	101,177	101,020		0
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	273,043	267,787		2
Swiss regulatory adjustments [2]	566	631		(10)
Swiss risk-weighted assets	273,609	268,418		2
1
Amounts are shown on a look-through basis. Certain tier 2 instruments and their related tier 2 amortization components were subject to phase out and are no longer eligible as of January 1, 2022. As of 4Q21, gone concern capital was CHF 46,897 million, including CHF 249 million of such instruments.

2 Primarily includes differences in the credit risk multiplier.
Swiss leverage metrics – Group
			% change
end of	1Q22	4Q21	QoQ
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	37,713	38,529	(2)
Going concern capital	53,204	54,372	(2)
Gone concern capital	47,973	46,648	3
Total loss-absorbing capacity	101,177	101,020	0
Leverage exposure	878,023	889,137	(1)
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	4.3	4.3	–
Going concern leverage ratio	6.1	6.1	–
Gone concern leverage ratio	5.5	5.2	–
TLAC leverage ratio	11.5	11.4	–
Rounding differences may occur.

Bank regulatory disclosures
The following capital, RWA and leverage disclosures apply to the Bank. The business of the Bank is substantially the same as that of the Group, including business drivers and trends relating to capital, RWA and leverage metrics.
> Refer to “BIS capital metrics”, “Risk-weighted assets”, “Leverage metrics” and “Swiss metrics” for further information.
BIS capital metrics – Bank
			% change
end of	1Q22	4Q21	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	43,425	44,185	(2)
Tier 1 capital	58,009	59,110	(2)
Total eligible capital	58,481	59,589	(2)
Risk-weighted assets	272,466	266,934	2
Capital ratios (%)
CET1 ratio	15.9	16.6	–
Tier 1 ratio	21.3	22.1	–
Total capital ratio	21.5	22.3	–
Eligible capital and risk-weighted assets – Bank
end of	1Q22		4Q21		% change QoQ
Eligible capital (CHF million)
Total shareholders' equity	47,874		47,390		1
Regulatory adjustments [1]	(854)		(670)		27
Other adjustments [2]	(3,595)		(2,535)		42
CET1 capital	43,425		44,185		(2)
Additional tier 1 instruments	14,584	[3]	14,925		(2)
Additional tier 1 capital	14,584		14,925		(2)
Tier 1 capital	58,009		59,110		(2)
Tier 2 low-trigger capital instruments (5% trigger)	472		479		(1)
Tier 2 capital	472		479	[4]	(1)
Total eligible capital	58,481		59,589	[4]	(2)
Risk-weighted assets by risk type (CHF million)
Credit risk	184,649		182,952		1
Market risk	17,390		16,355		6
Operational risk	70,427		67,627		4
Risk-weighted assets	272,466		266,934		2
1 Includes certain adjustments, such as a cumulative dividend accrual.
2 Includes certain deductions, such as goodwill, other intangible assets and certain deferred tax assets.
3
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 11.1 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 3.5 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

4
Amounts are shown on a look-through basis. Certain tier 2 instruments were subject to phase out and are no longer eligible as of January 1, 2022. As of 4Q21, total eligible capital was CHF 59,811 million, including CHF 222 million of such instruments, and the total capital ratio was 22.4%.

Leverage exposure components – Bank
			% change
end of	1Q22	4Q21	QoQ
Leverage exposure (CHF million)
Total assets	743,021	759,214	(2)
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(6,513)	(6,251)	4
Derivative financial instruments	56,648	56,058	1
Securities financing transactions	(724)	(8,546)	(92)
Off-balance sheet exposures	90,411	93,286	(3)
Other	2,364	2,049	15
Total adjustments	142,186	136,596	4
Leverage exposure	885,207	895,810	(1)
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

BIS leverage metrics – Bank
			% change
end of	1Q22	4Q21	QoQ
Capital and leverage exposure (CHF million)
CET1 capital	43,425	44,185	(2)
Tier 1 capital	58,009	59,110	(2)
Leverage exposure	885,207	895,810	(1)
Leverage ratios (%)
CET1 leverage ratio	4.9	4.9	–
Tier 1 leverage ratio	6.6	6.6	–
Swiss capital metrics – Bank
			% change
end of	1Q22	4Q21	QoQ
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	43,425	44,185	(2)
Going concern capital	58,009	59,110	(2)
Gone concern capital	42,902	41,316	4
Total loss-absorbing capacity	100,911	100,426	0
Swiss risk-weighted assets	273,026	267,558	2
Swiss capital ratios (%)
Swiss CET1 ratio	15.9	16.5	–
Going concern capital ratio	21.2	22.1	–
Gone concern capital ratio	15.7	15.4	–
TLAC ratio	37.0	37.5	–
Rounding differences may occur.

Swiss capital and risk-weighted assets – Bank
				% change
end of	1Q22	4Q21		QoQ
Swiss capital (CHF million)
CET1 capital – BIS	43,425	44,185		(2)
Swiss CET1 capital	43,425	44,185		(2)
Additional tier 1 high-trigger capital instruments	11,120	11,382		(2)
Grandfathered additional tier 1 low-trigger capital instruments	3,464	3,543		(2)
Swiss additional tier 1 capital	14,584	14,925		(2)
Going concern capital	58,009	59,110		(2)
Bail-in debt instruments	40,541	38,920		4
Tier 2 low-trigger capital instruments	472	479		(1)
Tier 2 amortization component	1,889	1,917		(1)
Gone concern capital	42,902	41,316	[1]	4
Total loss-absorbing capacity	100,911	100,426		0
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	272,466	266,934		2
Swiss regulatory adjustments [2]	560	624		(10)
Swiss risk-weighted assets	273,026	267,558		2
1
Amounts are shown on a look-through basis. Certain tier 2 instruments and their related tier 2 amortization components were subject to phase out and are no longer eligible as of January 1, 2022. As of 4Q21, gone concern capital was CHF 41,565 million, including CHF 249 million of such instruments.

2 Primarily includes differences in the credit risk multiplier.
Swiss leverage metrics – Bank
			% change
end of	1Q22	4Q21	QoQ
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	43,425	44,185	(2)
Going concern capital	58,009	59,110	(2)
Gone concern capital	42,902	41,316	4
Total loss-absorbing capacity	100,911	100,426	0
Leverage exposure	885,207	895,810	(1)
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	4.9	4.9	–
Going concern leverage ratio	6.6	6.6	–
Gone concern leverage ratio	4.8	4.6	–
TLAC leverage ratio	11.4	11.2	–
Shareholders’ equity
Our total shareholders’ equity was CHF 44.4 billion as of the end of 1Q22 compared to CHF 44.0 billion as of the end of 4Q21. Total shareholders’ equity was positively impacted by gains on fair value elected liabilities relating to credit risk, an increase in the share-based compensation obligation and foreign exchange-related movements on cumulative translation adjustments, partially offset by losses in cash flow hedges and a net loss attributable to shareholders.
> Refer to the “Consolidated statements of changes in equity (unaudited)” in III – Condensed consolidated financial statements – unaudited for further information on shareholders’ equity.
Shareholders' equity and share metrics
end of	1Q22	4Q21	% change QoQ
Shareholders' equity (CHF million)
Common shares	106	106	0
Additional paid-in capital	35,114	34,938	1
Retained earnings	30,791	31,064	(1)
Treasury shares, at cost	(923)	(828)	11
Accumulated other comprehensive loss	(20,646)	(21,326)	(3)
Total shareholders' equity	44,442	43,954	1
Goodwill	(2,931)	(2,917)	0
Other intangible assets	(307)	(276)	11
Tangible shareholders' equity [1]	41,204	40,761	1
Shares outstanding (million)
Common shares issued	2,650.7	2,650.7	0
Treasury shares	(94.6)	(81.0)	17
Shares outstanding	2,556.1	2,569.7	(1)
Par value (CHF)
Par value	0.04	0.04	0
Book value per share (CHF)
Book value per share	17.39	17.10	2
Goodwill per share	(1.15)	(1.14)	1
Other intangible assets per share	(0.12)	(0.10)	20
Tangible book value per share [1]	16.12	15.86	2
1
Management believes that tangible shareholders' equity and tangible book value per share, both non-GAAP financial measures, are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Risk management
As of the end of 1Q22, the Group had a gross loan portfolio of CHF 289.1 billion, gross impaired loans of CHF 3.0 billion and, in 1Q22, an average risk management VaR of USD 54 million.
Key risk developments
We are closely monitoring the following key risk and global economic developments as well as the potential effects on our operations and businesses, including through the reassessment of financial plans and the development of stress scenarios that take into account potential additional negative impacts.
Russia’s invasion of Ukraine
In late February 2022, the Russian government launched a military attack on Ukraine. In response to Russia’s military attack, the US, EU, UK, Switzerland and other countries across the world imposed severe sanctions against Russia’s financial system and on Russian government officials and Russian business leaders. Sanctions beginning in February 2022 included limitations on the ability of certain Russian banks to access the SWIFT financial messaging service, restrictions on transactions with the Russian central bank, prohibitions on new investments in Russia, sanctions on Russian financial institutions, sanctions on critical major state-owned enterprises, sanctions on certain Russian government officials and their family members, sanctions on business elites, capital markets-related restrictions and deposit-related limitations. The Russian government has also imposed certain countermeasures, which include restrictions relating to foreign currency accounts and security transactions. These measures followed earlier sanctions that had already been imposed by the US, EU and UK in 2021 in response to alleged Russian activities related to Syria, cybersecurity, electoral interference and other matters, including the prohibition of US banks from participating in the primary market for any Russian sovereign bonds or any lending to the Russian sovereign, as well as other restrictions since 2014 relating to new debt or equity of certain Russian banks and energy companies. We are continuously assessing the impact of sanctions already imposed, Russian government countermeasures and potential future escalations, on our exposures and client relationships. The Executive Board is managing the Group’s ongoing crisis management response. Key priorities in this respect include taking measures to protect the safety and security of impacted staff, implementing the different sanctions and close monitoring of potential business interruptions and increased cyber threats.
> Refer to “Selected European credit risk exposures” in Risk portfolio analysis – Credit risk for further information on the Group’s credit risk exposure to Russia.
China
In 1Q22 and into April, Hong Kong, followed by Shanghai and numerous other cities across China, struggled to contain a surge in COVID-19 infections caused by the Omicron variant which led to the imposition of severe economic activity restrictions and quarantine requirements. Investors were concerned that such lockdowns may further disrupt global supply chains and increase the upward pressure on inflation. In addition, liquidity and solvency concerns persisted in China’s property development sector in 1Q22, with potentially adverse impacts on China’s economy and on global markets. In 1Q22, to help mitigate these potentially adverse impacts, Chinese government policies pivoted further toward providing more support for its economy. We closely monitor the risk management implications of these developments on our lombard loan portfolio in China, our trading and lending book exposures to Chinese local government- and state-owned enterprises as well as the accelerating default trend in the onshore corporate debt market.
Inflation concerns
Annual inflation rates increased in 2021 across all major economies and moved even higher in 1Q22 as energy and food prices increased sharply, primarily as a result of supply chain disruptions which have been further exacerbated by Russia’s invasion of Ukraine and the implementation of wide-ranging sanctions against Russia. The Fed increased the federal funds rate in March 2022 and indicated to the markets that there would be further rate increases during the rest of 2022 and in 2023. Investors were concerned that early and aggressive rate increases may have potentially adverse impacts on major global equity and credit markets, as well as certain emerging market countries in coming quarters, and may bring a sharp economic activity slowdown or even deterioration into recession. A deep-dive assessment of the implications of sustained high inflation on Credit Suisse’s businesses, portfolios and exposure concentrations was conducted and a stress test was developed and frequently applied to assess market risk vulnerabilities.
Swiss property market
Property prices remained on an upward trend in 1Q22, and Swiss mortgage rates began increasing. As previously reported, the Swiss Federal Council at the request of the SNB also reactivated the Swiss countercyclical capital buffer in January 2022. We regularly monitor risks in our Swiss residential mortgage loan portfolio and apply risk mitigation measures.

Risk portfolio analysis
Credit risk
All transactions that are exposed to potential losses arising as a result of a borrower or counterparty failing to meet its financial obligations or as a result of deterioration in the credit quality of the borrower or counterparty are subject to credit risk exposure measurement and management. Credit risk can arise from the execution of our business strategy in the divisions and includes risk positions such as exposures directly held in the form of lending products (including loans and credit guarantees) or derivatives, shorter-term exposures such as underwriting commitments, and settlement risk related to the exchange of cash or securities outside of typical delivery versus payment structures.
> Refer to “Credit risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2021 for further information on credit risk.
> Refer to “Note 18 – Loans”, “Note 19 – Financial instruments measured at amortized cost and credit losses” and “Note 31 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information on loans and impaired loans and counterparty credit risk, respectively.
The tables in the following sections provide divisional information on loans, collateralized loans, impaired loans, allowance for credit losses on loans and loan metrics. Divisional metrics reflect where the loans are recorded and managed from a risk management view and do not reflect any revenue sharing arrangements that exist between divisions.
Loans
end of	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Credit Suisse
1Q22 (CHF million)
Mortgages	13,314	0	96,840	0	12	110,166
Loans collateralized by securities	43,340	1,543	2,913	0	32	47,828
Consumer finance	649	100	4,414	12	56	5,231
Consumer	57,303	1,643	104,167	12	100	163,225
Real estate	5,364	534	22,650	0	8	28,556
Commercial and industrial loans	31,069	8,285	28,383	0	695	68,432
Financial institutions	3,254	15,021	7,217	13	228	25,733
Governments and public institutions	788	1,505	763	0	91	3,147
Corporate & institutional	40,475	25,345	59,013	13	1,022	125,868
Gross loans	97,778	26,988	163,180	25	1,122	289,093
of which held at fair value	1,948	7,175	75	0	347	9,545
Net (unearned income) / deferred expenses	(101)	(84)	103	0	1	(81)
Allowance for credit losses [1]	(597)	(179)	(524)	0	(30)	(1,330)
Net loans	97,080	26,725	162,759	25	1,093	287,682
4Q21 (CHF million)
Mortgages	13,042	0	97,478	0	13	110,533
Loans collateralized by securities	46,580	1,819	2,823	0	31	51,253
Consumer finance	476	173	4,346	13	67	5,075
Consumer	60,098	1,992	104,647	13	111	166,861
Real estate	5,508	491	22,522	0	8	28,529
Commercial and industrial loans	33,792	7,042	27,587	0	708	69,129
Financial institutions	3,393	15,458	6,099	11	261	25,222
Governments and public institutions	870	1,571	793	0	89	3,323
Corporate & institutional	43,563	24,562	57,001	11	1,066	126,203
Gross loans	103,661	26,554	161,648	24	1,177	293,064
of which held at fair value	2,075	7,711	62	0	395	10,243
Net (unearned income) / deferred expenses	(110)	(77)	105	0	1	(81)
Allowance for credit losses [1]	(558)	(186)	(524)	0	(29)	(1,297)
Net loans	102,993	26,291	161,229	24	1,149	291,686
Divisional metrics reflect where the loans are recorded and managed from a risk management view and do not reflect any revenue sharing arrangements that exist between divisions.
1 Allowance for credit losses is only based on loans that are not carried at fair value.

Loans
Compared to the end of 4Q21, gross loans decreased CHF 4.0 billion to CHF 289.1 billion as of the end of 1Q22, mainly driven by decreases in loans collateralized by securities and commercial and industrial loans, partially offset by an increase in loans to financial institutions and the US dollar translation impact. The net decrease of CHF 3.4 billion in loans collateralized by securities was mainly driven by decreases in Wealth Management and the Investment Bank. Commercial and industrial loans decreased CHF 0.7 billion, primarily due to a decrease in Wealth Management, partially offset by increases in the Investment Bank and the Swiss Bank. The net increase of CHF 0.5 billion in loans to financial institutions was primarily driven by an increase in the Swiss Bank, partially offset by a decrease in the Investment Bank.
On a divisional level, a decrease in gross loans of CHF 5.9 billion in Wealth Management was partially offset by increases of CHF 1.5 billion in the Swiss Bank and CHF 0.4 billion in the Investment Bank.
Collateralized loans
The table “Collateralized loans” provides an overview of collateralized loans by division. For consumer loans, the balances reflect the gross carrying value of the loan classes “Mortgages” and “Loans collateralized by securities”, of which a significant majority are fully collateralized. Consumer finance loans are not included as the majority of these loans are unsecured. For corporate & institutional loans, the balances reflect the value of mortgages and financial and other collateral related to secured loans, considered up to the amount of the related loans.
Financial collateral is subject to frequent market valuation depending on the asset class. In the Group’s private banking, corporate and institutional businesses, all collateral values for loans are regularly reviewed according to the Group’s risk management policies and directives, with maximum review periods determined by collateral type, market liquidity and market transparency.
> Refer to “Credit risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2021 for further information on collateralized loans and collateral valuation.
Collateralized loans
end of	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Credit Suisse
1Q22 (CHF million)
Gross loans	97,778	26,988	163,180	25	1,122	289,093
Collateralized loans	90,726	13,840	146,191	0	89	250,846
of which consumer [1]	56,654	1,543	99,753	0	44	157,994
of which mortgages	13,314	0	96,840	0	12	110,166
of which loans collateralized by securities	43,340	1,543	2,913	0	32	47,828
of which corporate & institutional [2]	34,072	12,297	46,438	0	45	92,852
of which secured by mortgages	3,199	84	33,952	0	0	37,235
of which secured by financial and other collateral	30,873	12,213	12,486	0	45	55,617
4Q21 (CHF million)
Gross loans	103,661	26,554	161,648	24	1,177	293,064
Collateralized loans	96,318	13,254	145,511	0	88	255,171
of which consumer [1]	59,622	1,819	100,301	0	44	161,786
of which mortgages	13,042	0	97,478	0	13	110,533
of which loans collateralized by securities	46,580	1,819	2,823	0	31	51,253
of which corporate & institutional [2]	36,696	11,435	45,210	0	44	93,385
of which secured by mortgages	3,273	88	33,461	0	0	36,822
of which secured by financial and other collateral	33,423	11,347	11,749	0	44	56,563
Divisional metrics reflect where the loans are recorded and managed from a risk management view and do not reflect any revenue sharing arrangements that exist between divisions.
1 Reflects the gross carrying value of the consumer loan classes "Mortgages" and "Loans collateralized by securities", before allowance for credit losses.
2 Reflects the value of mortgages and financial and other collateral related to secured corporate & institutional loans, considered up to the amount of the related loans.

Impaired loans
Compared to the end of 4Q21, gross impaired loans increased CHF 265 million to CHF 3.0 billion as of the end of 1Q22, mainly reflecting increases in non-performing and non-interest-earning loans.
In Wealth Management, gross impaired loans increased CHF 230 million, mainly driven by aviation and yacht finance, lombard lending, export finance and European mortgages, partially offset by a decrease in ship finance. The increase in impaired loans included adverse impacts from Russia’s invasion of Ukraine and related sanctions. In the Swiss Bank, gross impaired loans increased CHF 25 million, mainly driven by a newly impaired position in financial institutions due to Russian sanctions and new positions in small and medium-sized enterprises. In the Corporate Center and the Investment Bank, gross impaired loans increased CHF 7 million and CHF 3 million, respectively.
Impaired loans
end of	Wealth Management		Investment Bank	Swiss Bank	Asset Management	Corporate Center	Credit Suisse
1Q22 (CHF million)
Non-performing loans	1,319		93	354	0	53	1,819
Non-interest-earning loans	130		0	217	0	31	378
Non-accrual loans	1,449		93	571	0	84	2,197
Restructured loans	213		43	128	0	0	384
Potential problem loans	103		124	222	0	2	451
Other impaired loans	316		167	350	0	2	835
Gross impaired loans [1]	1,765	[2]	260	921	0	86	3,032
of which loans with a specific allowance	1,416		260	756	0	82	2,514
of which loans without a specific allowance	349		0	165	0	4	518
4Q21 (CHF million)
Non-performing loans	1,183		77	361	0	45	1,666
Non-interest-earning loans	59		0	208	0	31	298
Non-accrual loans	1,242		77	569	0	76	1,964
Restructured loans	217		25	125	0	0	367
Potential problem loans	76		155	202	0	3	436
Other impaired loans	293		180	327	0	3	803
Gross impaired loans [1]	1,535	[2]	257	896	0	79	2,767
of which loans with a specific allowance	1,267		257	742	0	74	2,340
of which loans without a specific allowance	268		0	154	0	5	427
Divisional metrics reflect where the loans are recorded and managed from a risk management view and do not reflect any revenue sharing arrangements that exist between divisions.
1 Impaired loans are only based on loans that are not carried at fair value.
2
Includes gross impaired loans of CHF 123 million and CHF 84 million as of the end of 1Q22 and 4Q21, respectively, which are mostly secured by guarantees provided by investment-grade export credit agencies.

In March 2020, US federal banking regulators issued the “Interagency Statement on Loan Modifications and Reporting for Financial Institutions Working with Customers Affected by the Coronavirus (Revised)” (Interagency Statement). According to the Interagency Statement, short-term modifications made on a good faith basis in response to the COVID-19 crisis to borrowers that were otherwise current would not be considered to be troubled debt restructurings. This includes short-term modifications such as payment deferrals, fee waivers, repayment term extensions or payment delays that are insignificant. The Interagency Statement was developed in consultation with the Financial Accounting Standards Board (FASB) and the Group has applied this guidance. The Group has granted short-term modifications to certain borrowers due to the COVID-19 crisis in the form of deferrals of capital and interest payments that are within the scope of this guidance and the loans subject to those deferrals have not been reported as troubled debt restructurings in restructured loans. As of the end of 1Q22 and 4Q21, the Group had CHF 1.6 billion and CHF 144 million, respectively, of loans held at amortized cost that were modified and not reported as troubled debt restructurings as a result of this relief and interpretative guidance.

Allowance for credit losses on loans
In 1Q22, the allowance for credit losses increased CHF 33 million to CHF 1.3 billion, primarily reflecting an increase in Wealth Management, partially offset by a decrease in the Investment Bank. The net increase in allowance for credit losses mainly reflected new specific provisions in Wealth Management, partially offset by write-offs in the Swiss Bank and Wealth Management.
In Wealth Management, the increase in allowance for credit losses of CHF 39 million was mainly driven by higher non-specific provisions for expected credit losses, mainly reflecting the expected negative impacts from Russia’s invasion of Ukraine, the foreign exchange translation impact as well as increases in individually evaluated loans, mainly in real estate in the Asia region, export finance and aviation finance, partially offset by a release of provision and a write-off in ship finance. In the Investment Bank, the decrease in allowance for credit losses of CHF 7 million mainly reflected the release of non-specific provisions for expected credit losses due to the improved macroeconomic sentiment in the first half of the quarter.
Allowance for credit losses on loans
end of	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Credit Suisse
1Q22 (CHF million)
Balance at beginning of period [1]	558	186	524	0	29	1,297
of which individually evaluated	355	50	353	0	27	785
of which collectively evaluated	203	136	171	0	2	512
Current-period provision for expected credit losses	44	(9)	19	0	1	55
of which provisions for interest	12	1	0	0	1	14
Gross write-offs	(11)	0	(22)	0	0	(33)
Recoveries	0	2	2	0	0	4
Net write-offs	(11)	2	(20)	0	0	(29)
Foreign currency translation impact and other adjustments, net	6	0	1	0	0	7
Balance at end of period [1]	597	179	524	0	30	1,330
of which individually evaluated	379	56	355	0	28	818
of which collectively evaluated	218	123	169	0	2	512
Divisional metrics reflect where the loans are recorded and managed from a risk management view and do not reflect any revenue sharing arrangements that exist between divisions.
Loan metrics
end of	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Credit Suisse
1Q22 (%)
Non-accrual loans / Gross loans	1.5	0.5	0.4	0.0	10.8	0.8
Gross impaired loans / Gross loans	1.8	1.3	0.6	0.0	11.1	1.1
Allowance for credit losses / Gross loans	0.6	0.9	0.3	0.0	3.9	0.5
Specific allowance for credit losses / Gross impaired loans	21.5	21.5	38.5	–	32.6	27.0
4Q21 (%)
Non-accrual loans / Gross loans	1.2	0.4	0.4	0.0	9.7	0.7
Gross impaired loans / Gross loans	1.5	1.4	0.6	0.0	10.1	1.0
Allowance for credit losses / Gross loans	0.5	1.0	0.3	0.0	3.7	0.5
Specific allowance for credit losses / Gross impaired loans	23.1	19.5	39.4	–	34.2	28.4
Divisional metrics reflect where the loans are recorded and managed from a risk management view and do not reflect any revenue sharing arrangements that exist between divisions.
Gross loans and gross impaired loans exclude loans carried at fair value and the allowance for credit losses is only based on loans that are not carried at fair value.

Allowance for credit losses on other financial assets
In 1Q22, the Investment Bank recorded a release of provision for credit losses of CHF 155 million, compared to a release of CHF 5 million in 4Q21, pertaining to an assessment of the future recoverability of receivables related to Archegos. On the Group’s consolidated balance sheet as of the end of 1Q22 and 4Q21, the related allowance is included in the allowance for credit losses on brokerage receivables of CHF 4,069 million and CHF 4,186 million, respectively.
> Refer to “Significant events in 2021” in II – Credit Suisse results – Credit Suisse and “Risk factors” in I – Information on the company in the Credit Suisse Annual Report 2021 for information on the Archegos matter.
> Refer to “Note 9 – Provision for credit losses” and “Note 19 – Financial instruments measured at amortized cost and credit losses” in III – Condensed consolidated financial statements – unaudited for further information.
Selected European credit risk exposures
> Refer to “Selected European credit risk exposures” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk portfolio analysis – Credit risk in the Credit Suisse Annual Report 2021 for further information on selected European credit risk exposures.
Russia credit risk exposure
The US, EU, UK, Switzerland and other countries across the world imposed severe sanctions against Russia’s financial system, government officials and business leaders following the Russian military attack on Ukraine in late February 2022.
Our gross credit risk exposure to Russia, before taking into account risk mitigation but net of specific allowances and provisions for credit losses and valuation adjustments, decreased 34% to CHF 1,041 million as of the end of 1Q22. Our net credit risk exposure to Russia decreased 56% to CHF 373 million, mainly reflecting exposure reductions to financial institutions.
The Group is currently monitoring settlement risk on certain open transactions with Russian counterparties; market closures, the imposition of exchange controls, sanctions or other factors may limit the Group’s ability to settle existing transactions or realize on collateral, which could result in unexpected increases in exposures.
> Refer to “Russia’s invasion of Ukraine” in Key risk developments for further information.
Market risk
Market risk is the risk of financial loss arising from movements in market risk factors. Market risks arise from both our trading and non-trading activities.
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2021 for further information on market risk including our VaR methodology.
Traded market risk
Market risks mainly arise from our trading activities, primarily in the Investment Bank (which includes Global Trading Solutions). Our trading activities typically include fair-valued positions and risks arising from our involvement in primary and secondary market activities, for client facilitation and market-making purposes, including derivatives markets.
The Group is active globally in the principal trading markets, using a wide range of trading and hedging products, including derivatives and structured products. Structured products are customized transactions often using combinations of financial instruments and are executed to meet specific client or internal needs. As a result of our broad participation in products and markets, the Group’s trading strategies are correspondingly diverse and exposures are generally spread across a range of risks and locations.
VaR is a risk measure that quantifies the potential loss on a given portfolio of financial instruments over a certain holding period that is expected not to be exceeded at a certain confidence level. VaR is an important tool in risk management and is used for measuring quantifiable risks from our activities exposed to market risk on a daily basis. In addition, VaR is one of the main risk measures for limit monitoring, financial reporting, calculation of regulatory capital and regulatory backtesting.
We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio. In 1Q22, there were no material changes to our VaR methodology.
We have approval from FINMA, as well as from other regulators for our subsidiaries, to use our regulatory VaR model in the calculation of market risk capital requirements. Ongoing enhancements to our VaR methodology are subject to regulatory approval or notification depending on their materiality, and the model is subject to regular reviews by regulators and the Group’s independent Model Risk Management function.
Information required under Pillar 3 of the Basel framework related to market risk is available on our website.
> Refer to “credit-suisse.com/regulatorydisclosures” for further information.
The tables entitled “One-day, 98% risk management VaR” and “Average one-day, 98% risk management VaR by division” show our traded market risk exposure, as measured by one-day, 98% risk management VaR in Swiss francs and US dollars. As we measure VaR for internal risk management purposes using the US dollar as the base currency, the VaR figures were translated into Swiss francs using daily foreign exchange translation rates. VaR estimates are computed separately for each risk type and for the whole portfolio. The different risk types are grouped into five categories including interest rate, credit spread, foreign exchange, commodity and equity risks.

One-day, 98% risk management VaR
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit	[1]	Total
CHF million
1Q22
Average	14	44	26	3	30	(67)		50
Minimum	10	37	18	3	25	–	[2]	42
Maximum	19	49	29	7	34	–	[2]	59
End of period	19	42	25	3	26	(70)		45
4Q21
Average	13	43	29	3	32	(72)		48
Minimum	10	37	24	2	30	–	[2]	44
Maximum	15	51	32	3	37	–	[2]	58
End of period	11	37	28	3	32	(66)		45
USD million
1Q22
Average	15	47	28	3	32	(71)		54
Minimum	10	40	19	3	27	–	[2]	46
Maximum	21	52	31	8	37	–	[2]	64
End of period	21	46	27	3	28	(77)		48
4Q21
Average	14	47	31	3	35	(77)		53
Minimum	11	40	26	3	32	–	[2]	48
Maximum	16	55	35	4	40	–	[2]	63
End of period	12	40	30	3	35	(71)		49
Excludes risks associated with counterparty and own credit exposures. Risk management VaR measures the Group's risk exposure managed under the market risk framework and generally includes the trading book positions and banking book positions held at fair value.

1
Diversification benefit represents the reduction in risk that occurs when combining different, not perfectly correlated risk types in the same portfolio and is measured as the difference between the sum of the individual risk types and the risk calculated on the combined portfolio.

2 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.
Average one-day, 98% risk management VaR by division
in	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Diversi- fication benefit	[1]	Credit Suisse
CHF million
1Q22	11	46	0	0	4	(11)		50
4Q21 [2]	11	45	0	0	4	(12)		48
USD million
1Q22	12	50	0	0	5	(13)		54
4Q21 [2]	12	49	0	0	4	(12)		53
Excludes risks associated with counterparty and own credit exposures. Risk management VaR measures the Group's risk exposure managed under the market risk framework and generally includes the trading book positions and banking book positions held at fair value.

1 Difference between the sum of the standalone VaR for each division and the VaR for the Group.
2 The restatement of divisional historical average risk management VaR under the new organization required certain additional assumptions, which will not be required for future periods.
We measure VaR in US dollars, as the majority of our trading activities are conducted in US dollars.
Average risk management VaR of USD 54 million in 1Q22 increased 2% compared to 4Q21.
The chart entitled “Daily risk management VaR” shows the aggregated traded market risk on a consolidated basis.

The histogram entitled “Actual daily trading revenues” compares the actual daily trading revenues for 1Q22 with those for 4Q21. Actual daily trading revenues is an internally used metric, limited to the trading book only, and excludes the cost of carry, credit provisions and internal revenue transfers. The cost of carry is the change in value of the portfolio from one day to the next, assuming all other factors such as market levels and trade population remain constant, and can be negative or positive. The dispersion of trading revenues indicates the day-to-day volatility in our trading activities. In 1Q22, we had three loss days, compared to six loss days in 4Q21.
VaR backtesting
Backtesting is one of the techniques used to assess the accuracy and performance of our VaR model used by the Group for risk management and regulatory capital purposes and serves to highlight areas of potential enhancements. Backtesting is used by regulators to assess the adequacy of the internal model approach-based regulatory capital held by the Group, the calculation of which includes regulatory VaR and stressed VaR. Backtesting involves comparing the results produced by the VaR model with the hypothetical trading revenues on the trading book. A backtesting exception occurs when a hypothetical trading loss exceeds the daily VaR estimate.
For capital purposes and in line with BIS requirements, FINMA increases the capital multiplier for every regulatory VaR backtesting exception above four in the prior rolling 12-month period, resulting in an incremental market risk capital requirement for the Group. For the rolling 12-month period through the end of 1Q22, we had no backtesting exceptions in our regulatory VaR model, and the model remained in the regulatory “green zone”.
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2021 for further information on VaR backtesting.
> Refer to “Risk-weighted assets” in Capital management for further information on the use of our regulatory VaR model in the calculation of trading book market risk capital requirements.
Non-traded market risk
Non-traded market risk primarily relates to asset and liability mismatch exposures in our banking book. Our businesses and Treasury have non-traded portfolios that carry market risks, mainly related to changes in interest rates but also to changes in foreign exchange rates.
We assume interest rate risks through lending and deposit-taking, money market and funding activities, and the deployment of our consolidated equity as well as other activities at the divisional level. Non-maturing products, such as savings accounts, have no contractual maturity date or direct market-linked interest rate and are risk-managed on a pooled basis using replication portfolios on behalf of the business divisions.
Interest rate risk on banking book positions is measured by estimating the impact resulting from a one basis point parallel increase in yield curves on the present value of interest rate-sensitive banking book positions. This is measured on the Group’s entire banking book. Interest rate risk sensitivities disclosed below are in line with our internal risk management view.
> Refer to credit-suisse.com/regulatorydisclosures for the Group’s publication “Pillar 3 and regulatory disclosures 4Q21 – Credit Suisse Group AG” which includes additional information on regulatory interest rate risk in the banking book in accordance with FINMA guidance.
As of the end of 1Q22, the interest rate sensitivity of a one basis point parallel increase in yield curves was negative CHF 2.3 million, compared to negative CHF 3.6 million as of the end of 4Q21. The change was mainly driven by our regular management of banking book activities.

Balance sheet and off-balance sheet
As of the end of 1Q22, total assets of CHF 739.6 billion decreased 2% and total liabilities of CHF 694.9 billion decreased 2% compared to the end of 4Q21, reflecting lower operating activities, partially offset by the foreign exchange translation impact.
The majority of our transactions are recorded on our balance sheet. However, we also enter into transactions that give rise to both on and off-balance sheet exposure.
Balance sheet
Total assets were CHF 739.6 billion as of the end of 1Q22, a decrease of CHF 16.3 billion, or 2%, from the end of 4Q21, reflecting lower operating activities, partially offset by the foreign exchange translation impact. Excluding the foreign exchange translation impact, total assets decreased CHF 19.3 billion.
Compared to the end of 4Q21, central bank funds sold, securities purchased under resale agreements and securities borrowing transactions decreased CHF 8.6 billion or 8%, mainly reflecting decreases in cash collateral and in reverse repurchase transactions from customers, driven by the impact of resizing the prime services franchise, partially offset by an increase in reverse repurchase transactions from banks. Trading assets decreased CHF 4.2 billion, or 4%, primarily reflecting decreases in equity and debt securities and derivative instruments. Net loans decreased CHF 4.0 billion, or 1%, mainly driven by decreases in loans collateralized by securities and commercial and industrial loans, driven by the impact of resizing the prime services franchise, partially offset by an increase in loans to financial institutions. Cash and due from banks increased CHF 3.1 billion, or 2%, mainly driven by higher cash positions at the Fed, partially offset by lower cash positions at the ECB and the SNB. Brokerage receivables increased CHF 1.7 billion, or 10%, primarily reflecting increases in open and failed trades, partially offset by a decrease in margin lending, driven by the impact of resizing the prime services franchise. All other assets decreased CHF 4.3 billion, or 6%, mainly due to a decrease of CHF 6.9 billion, or 46%, in securities received as collateral, partially offset by an increase of CHF 3.2 billion, or 8%, in other assets, primarily reflecting cash collateral on derivative instruments.
Balance sheet summary
	1Q22	4Q21	% change QoQ
Assets (CHF million)
Cash and due from banks	167,950	164,818	2
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	95,282	103,906	(8)
Trading assets	106,971	111,141	(4)
Net loans	287,682	291,686	(1)
Brokerage receivables	18,359	16,687	10
All other assets	63,310	67,595	(6)
Total assets	739,554	755,833	(2)
Liabilities and equity (CHF million)
Due to banks	18,891	18,965	0
Customer deposits	398,624	392,819	1
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	27,711	35,274	(21)
Trading liabilities	28,184	27,535	2
Long-term debt	160,320	166,896	(4)
Brokerage payables	13,687	13,060	5
All other liabilities	47,461	57,054	(17)
Total liabilities	694,878	711,603	(2)
Total shareholders' equity	44,442	43,954	1
Noncontrolling interests	234	276	(15)
Total equity	44,676	44,230	1

Total liabilities and equity	739,554	755,833	(2)

Total liabilities were CHF 694.9 billion as of the end of 1Q22, a decrease of CHF 16.7 billion, or 2%, from the end of 4Q21, reflecting lower operating activities, partially offset by the foreign exchange translation impact. Excluding the foreign exchange translation impact, total liabilities decreased CHF 20.0 billion.
Compared to the end of 4Q21, central bank funds purchased, securities sold under repurchase agreements and securities lending transactions decreased CHF 7.6 billion, or 21%, primarily due to decreases in cash collateral and in repurchase transactions to customers, partially offset by an increase in repurchase transactions to banks. Long-term debt decreased CHF 6.6 billion, or 4%, primarily reflecting maturities and valuation adjustments in senior debt, mainly due to net redemptions of structured notes and treasury debt and maturities of treasury debt. Due to banks was stable. Customer deposits increased CHF 5.8 billion, or 1%, mainly due to an increase in certificates of deposits, partially offset by a decrease in demand deposits. Trading liabilities increased CHF 0.6 billion, or 2%, mainly reflecting an increase in derivative instruments and the foreign exchange translation impact, partially offset by a decrease in short positions. Brokerage payables increased CHF 0.6 billion, or 5%, mainly due to increases in open and failed trades and the foreign exchange translation impact, partially offset by a decrease in margin lending. All other liabilities decreased CHF 9.6 billion, or 17%, mainly reflecting a decrease of CHF 6.9 billion, or 46%, in obligation to return securities received as collateral and a decrease of CHF 2.0 billion, or 10%, in short-term borrowings.
> Refer to “Funding sources” in Liquidity and funding management – Funding management and “Capital management” for further information, including our funding of the balance sheet and the leverage ratio.
Off-balance sheet
We enter into off-balance sheet arrangements in the normal course of business. Off-balance sheet arrangements are transactions or other contractual arrangements with, or for the benefit of, an entity that is not consolidated. These transactions include derivative instruments, guarantees and similar arrangements, retained or contingent interests in assets transferred to an unconsolidated entity in connection with our involvement with special purpose entities (SPEs), and obligations and liabilities (including contingent obligations and liabilities) under variable interests in unconsolidated entities that provide financing, liquidity, credit and other support.
> Refer to “Balance sheet and off-balance sheet” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2021 and “Note 29 – Guarantees and commitments” and “Note 33 – Litigation” in III – Condensed consolidated financial statements – unaudited for further information.

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III – Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited

1 Summary of significant accounting policies
2 Recently issued accounting standards
3 Business developments and subsequent events
4 Segment information
5 Net interest income
6 Commissions and fees
7 Trading revenues
8 Other revenues
9 Provision for credit losses
10 Compensation and benefits
11 General and administrative expenses
12 Restructuring expenses
13 Earnings per share
14 Revenue from contracts with customers
15 Trading assets and liabilities
16 Investment securities
17 Other investments
18 Loans
19 Financial instruments measured at amortized cost and credit losses
20 Goodwill
21 Other assets and other liabilities
22 Long-term debt
23 Accumulated other comprehensive income and additional share information
24 Offsetting of financial assets and financial liabilities
25 Tax
26 Employee deferred compensation
27 Pension and other post-retirement benefits
28 Derivatives and hedging activities
29 Guarantees and commitments
30 Transfers of financial assets and variable interest entities
31 Financial instruments
32 Assets pledged and collateral
33 Litigation

Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm to the Board of Directors and shareholders of Credit Suisse Group AG Results of Review of Interim Financial Statements We have reviewed the accompanying consolidated balance sheet of Credit Suisse Group AG and its subsidiaries (the “Group”) as of March 31, 2022, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2022 and 2021, including the related notes (collectively referred to as the “interim financial statements”). Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America. We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Group as of December 31, 2021, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for the year then ended (not presented herein), and in our report dated March 10, 2022, which included a paragraph regarding adjustments made to the 2021 and 2020 financial statements to reflect the change in the composition of reportable segments, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet information as of December 31, 2021, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived. Basis for opinion These interim financial statements are the responsibility of the Group’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion. /s/ PricewaterhouseCoopers AG Zurich, Switzerland May 5, 2022

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Condensed consolidated financial statements – unaudited
Consolidated statements of operations (unaudited)
in	1Q22	4Q21	1Q21
Consolidated statements of operations (CHF million)
Interest and dividend income	2,234	2,253	2,587
Interest expense	(775)	(935)	(933)
Net interest income	1,459	1,318	1,654
Commissions and fees	2,601	3,021	3,737
Trading revenues	(36)	(151)	1,811
Other revenues	388	394	372
Net revenues	4,412	4,582	7,574
Provision for credit losses	(110)	(20)	4,394
Compensation and benefits	2,458	2,145	2,207
General and administrative expenses	2,148	2,182	1,376
Commission expenses	298	283	329
Goodwill impairment	0	1,623	0
Restructuring expenses	46	33	25
Total other operating expenses	2,492	4,121	1,730
Total operating expenses	4,950	6,266	3,937
Income/(loss) before taxes	(428)	(1,664)	(757)
Income tax expense/(benefit)	(151)	416	(526)
Net income/(loss)	(277)	(2,080)	(231)
Net income/(loss) attributable to noncontrolling interests	(4)	5	21
Net income/(loss) attributable to shareholders	(273)	(2,085)	(252)
Earnings/(loss) per share (CHF)
Basic earnings/(loss) per share	(0.10)	(0.83)	(0.10)
Diluted earnings/(loss) per share	(0.10)	(0.83)	(0.10)
Consolidated statements of comprehensive income (unaudited)
in	1Q22	4Q21	1Q21
Comprehensive income/(loss) (CHF million)
Net income/(loss)	(277)	(2,080)	(231)
Gains/(losses) on cash flow hedges	(599)	(113)	(103)
Foreign currency translation	181	(871)	2,005
Unrealized gains/(losses) on securities	(5)	(1)	0
Actuarial gains/(losses)	61	824	65
Net prior service credit/(cost)	(17)	(20)	(24)
Gains/(losses) on liabilities related to credit risk	1,061	63	551
Other comprehensive income/(loss), net of tax	682	(118)	2,494
Comprehensive income/(loss)	405	(2,198)	2,263
Comprehensive income/(loss) attributable to noncontrolling interests	(2)	0	32
Comprehensive income/(loss) attributable to shareholders	407	(2,198)	2,231
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited)
end of	1Q22	4Q21
Assets (CHF million)
Cash and due from banks	167,950	164,818
of which reported at fair value	148	308
of which reported from consolidated VIEs	122	108
Interest-bearing deposits with banks	998	1,323
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	95,282	103,906
of which reported at fair value	71,059	68,623
Securities received as collateral, at fair value	8,084	15,017
of which encumbered	5,899	8,455
Trading assets, at fair value	106,971	111,141
of which encumbered	31,721	30,092
of which reported from consolidated VIEs	1,841	1,822
Investment securities	809	1,005
of which reported at fair value	809	1,005
of which encumbered	503	516
Other investments	5,794	5,826
of which reported at fair value	4,019	4,094
of which reported from consolidated VIEs	946	1,015
Net loans	287,682	291,686
of which reported at fair value	9,545	10,243
of which encumbered	57	42
of which reported from consolidated VIEs	1,158	1,400
allowance for credit losses	(1,330)	(1,297)
Goodwill	2,931	2,917
Other intangible assets	307	276
of which reported at fair value	256	224
Brokerage receivables	18,359	16,687
allowance for credit losses	(4,069)	(4,186)
Other assets	44,387	41,231
of which reported at fair value	9,214	9,184
of which reported from consolidated VIEs	1,776	1,496
of which loans held-for-sale (amortized cost base)	894	588
allowance for credit losses – other assets held at amortized cost	(30)	(30)
Total assets	739,554	755,833
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited) (continued)
end of	1Q22	4Q21
Liabilities and equity (CHF million)
Due to banks	18,891	18,965
of which reported at fair value	404	477
Customer deposits	398,624	392,819
of which reported at fair value	3,437	3,700
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	27,711	35,274
of which reported at fair value	12,766	13,213
Obligation to return securities received as collateral, at fair value	8,084	15,017
Trading liabilities, at fair value	28,184	27,535
of which reported from consolidated VIEs	9	8
Short-term borrowings	17,399	19,393
of which reported at fair value	8,225	10,690
of which reported from consolidated VIEs	4,363	4,352
Long-term debt	160,320	166,896
of which reported at fair value	66,270	68,722
of which reported from consolidated VIEs	1,475	1,391
Brokerage payables	13,687	13,060
Other liabilities	21,978	22,644
of which reported at fair value	2,562	2,592
of which reported from consolidated VIEs	212	231
Total liabilities	694,878	711,603
Common shares	106	106
Additional paid-in capital	35,114	34,938
Retained earnings	30,791	31,064
Treasury shares, at cost	(923)	(828)
Accumulated other comprehensive income/(loss)	(20,646)	(21,326)
Total shareholders' equity	44,442	43,954
Noncontrolling interests	234	276
Total equity	44,676	44,230

Total liabilities and equity	739,554	755,833
> Refer to “Note 29 – Guarantees and commitments” and “Note 33 – Litigation” for information on commitments and contingencies.
end of	1Q22	4Q21
Additional share information
Par value (CHF)	0.04	0.04
Authorized shares [1]	3,100,747,720	3,100,747,720
Common shares issued	2,650,747,720	2,650,747,720
Treasury shares	(94,644,251)	(81,063,211)
Shares outstanding	2,556,103,469	2,569,684,509
1 Includes issued shares and unissued shares (conditional, conversion and authorized capital).
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited)
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	AOCI	Total share- holders' equity	Non- controlling interests	Total equity
1Q22 (CHF million)
Balance at beginning of period	106	34,938	31,064	(828)	(21,326)	43,954	276	44,230
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–	–	–	–	–	(3)	(3)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–	–	–	–	–	6	6
Net income/(loss)	–	–	(273)	–	–	(273)	(4)	(277)
Total other comprehensive income/(loss), net of tax	–	–	–	–	680	680	2	682
Sale of treasury shares	–	(19)	–	4,682	–	4,663	–	4,663
Repurchase of treasury shares	–	–	–	(4,830)	–	(4,830)	–	(4,830)
Share-based compensation, net of tax	–	195	–	53	–	248	–	248
Change in scope of consolidation, net	–	–	–	–	–	–	(43)	(43)
Balance at end of period	106	35,114	30,791	(923)	(20,646)	44,442	234	44,676
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	AOCI	Total share- holders' equity	Non- controlling interests	Total equity
4Q21 (CHF million)
Balance at beginning of period	106	34,813	33,149	(2,357)	(21,213)	44,498	305	44,803
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(15)	(15)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	8	8
Net income/(loss)	–	–	(2,085)	–	–	(2,085)	5	(2,080)
Total other comprehensive income/(loss), net of tax	–	–	–	–	(113)	(113)	(5)	(118)
Conversion of mandatory convertible notes	–	–	–	1,749	–	1,749	–	1,749
Sale of treasury shares	–	(5)	–	4,475	–	4,470	–	4,470
Repurchase of treasury shares	–	–	–	(4,711)	–	(4,711)	–	(4,711)
Share-based compensation, net of tax	–	130	–	16	–	146	–	146
Change in scope of consolidation, net	–	–	–	–	–	–	(22)	(22)
Balance at end of period	106	34,938	31,064	(828)	(21,326)	43,954	276	44,230
1Q21 (CHF million)
Balance at beginning of period	98	33,323	32,834	(428)	(23,150)	42,677	264	42,941
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(7)	(7)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	5	5
Net income/(loss)	–	–	(252)	–	–	(252)	21	(231)
Total other comprehensive income/(loss), net of tax	–	–	–	–	2,483	2,483	11	2,494
Sale of treasury shares	–	(4)	–	6,770	–	6,766	–	6,766
Repurchase of treasury shares	–	–	–	(7,335)	–	(7,335)	–	(7,335)
Share-based compensation, net of tax	–	204	–	47	–	251	–	251
Balance at end of period	98	33,523	32,582	(946)	(20,667)	44,590	294	44,884
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited)
in	1Q22	1Q21
Operating activities (CHF million)
Net income/(loss)	(277)	(231)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities (CHF million)
Impairment, depreciation and amortization	360	364
Provision for credit losses	(110)	4,394
Deferred tax provision/(benefit)	(282)	(69)
Share-based compensation	274	290
Valuation adjustments relating to long-term debt	(3,384)	331
Share of net income/(loss) from equity method investments	(33)	(23)
Trading assets and liabilities, net	4,401	11,679
(Increase)/decrease in other assets	(4,579)	(20,707)
Increase/(decrease) in other liabilities	(395)	2,704
Other, net	(620)	(476)
Total adjustments	(4,368)	(1,513)
Net cash provided by/(used in) operating activities	(4,645)	(1,744)
Investing activities (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	322	(132)
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	9,673	(7,207)
Purchase of investment securities	(79)	(18)
Maturities of investment securities	204	13
Investments in subsidiaries and other investments	(125)	(58)
Proceeds from sale of other investments	205	220
(Increase)/decrease in loans	3,495	(6,290)
Proceeds from sales of loans	916	686
Capital expenditures for premises and equipment and other intangible assets	(351)	(283)
Other, net	235	15
Net cash provided by/(used in) investing activities	14,495	(13,054)
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited) (continued)
in	1Q22	1Q21
Financing activities (CHF million)
Increase/(decrease) in due to banks and customer deposits	5,221	4,090
Increase/(decrease) in short-term borrowings	(1,568)	2,716
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(7,834)	(2,248)
Issuances of long-term debt	11,551	15,576
Repayments of long-term debt	(13,768)	(13,482)
Sale of treasury shares	4,663	6,766
Repurchase of treasury shares	(4,830)	(7,335)
Other, net	6	71
Net cash provided by/(used in) financing activities	(6,559)	6,154
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(159)	2,817
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	3,132	(5,827)

Cash and due from banks at beginning of period [1]	164,818	139,112
Cash and due from banks at end of period [1]	167,950	133,285
1 Includes restricted cash.
Supplemental cash flow information (unaudited)
in	1Q22	1Q21
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	231	267
Cash paid for interest	1,046	1,574
> Refer to “Note 20 – Financial instruments measured at amortized cost and credit losses” for information on non-cash transactions.
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Notes to the condensed consolidated financial statements – unaudited
1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group AG (the Group) are prepared in accordance with accounting principles generally accepted in the US (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2021 included in the Credit Suisse Annual Report 2021.
Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP, but not required for interim reporting purposes, has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments, which, on a normal recurring basis, are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented. The 4Q21 consolidated statements of operations and comprehensive income and the 4Q21 consolidated statement of changes in equity have been added for the convenience of the reader and are not a required presentation under US GAAP. The results of operations for interim periods are not indicative of results for the entire year.
In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
> Refer to “Note 1 – Summary of significant accounting policies” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for a description of the Group’s significant accounting policies.
2 Recently issued accounting standards
Recently adopted accounting standards
The following provides the most relevant recently adopted accounting standards.
> Refer to “Note 2 – Recently issued accounting standards” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for a description of accounting standards adopted in 2021.
Standards to be adopted in future periods
ASC Topic 326 – Financial instruments – Credit losses
In March 2022, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2022-02, “Troubled Debt Restructurings and Vintage Disclosures” (ASU 2022-02), an update to Accounting Standards Codification (ASC) Topic 326 – Financial Instruments – Credit Losses. The amendments in ASU 2022-02 eliminate the accounting guidance for Troubled Debt Restructurings (TDRs) by creditors. The loan refinancing and restructuring guidance in ASC Topic 310 – Receivables will be applied to determine whether a modification results in a new loan or a continuation of an existing loan. The amendments enhance disclosure requirements for certain loan refinancings and restructurings when a borrower is experiencing financial difficulty and require disclosure of current period gross write-offs by year of origination for financing receivables and net investments in leases.
The amendments are effective for annual reporting periods beginning after December 15, 2022 and for the interim periods within those annual reporting periods. Early adoption is permitted, including in an interim period. The Group is currently evaluating the impact of the adoption of ASU 2022-02 on the Group’s financial position, results of operations and cash flows.
3 Business developments and subsequent events
Business developments
There were no significant business developments in 1Q22 that are not disclosed in other notes of these condensed consolidated financial statements.
Subsequent events
There were no subsequent events since the balance sheet date of these condensed consolidated financial statements.

4 Segment information
The Group is a global financial services company domiciled in Switzerland and, effective January 1, 2022, was organized into four divisions – Wealth Management, Investment Bank, Swiss Bank and Asset Management, reflecting the strategic announcement made on November 4, 2021. The segment information reflects the Group’s reportable segments and the Corporate Center, which are managed and reported on a pre-tax basis, as follows:
■ The Wealth Management division offers comprehensive wealth management and investment solutions and tailored financing and advisory services to UHNW and HNW individuals and external asset managers. Our wealth management business is among the industry’s leaders in our target markets. We serve our clients along a client-centric and needs-based delivery model, utilizing the broad spectrum of Credit Suisse’s global capabilities, including those offered by the Investment Bank and Asset Management. Under the new organizational structure, we serve our clients through coverage areas addressing the geographies of Switzerland, Europe, Middle East and Africa, Asia Pacific and Latin America.
■ The Investment Bank division offers a broad range of financial products and services focused on client-driven businesses and also supports Credit Suisse’s Wealth Management division and its clients. Our suite of products and services includes global securities sales, trading and execution, capital raising and advisory services. Our clients include financial institutions, corporations, governments, sovereigns, UHNW and institutional investors, such as pension funds and hedge funds, financial sponsors and private individuals around the world. We deliver our investment banking capabilities globally through regional and local teams based in both major developed and emerging market centers. Our integrated business model enables us to deliver high value, customized solutions that leverage the expertise offered across Credit Suisse and that help our clients unlock capital and value in order to achieve their strategic goals.
■ The Swiss Bank division offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients primarily domiciled in our home market of Switzerland. Our private clients business has a leading franchise in Switzerland, including HNW, affluent, retail and small business clients. In addition, we provide consumer finance services through our subsidiary BANK-now and the leading credit card brands through our investment in Swisscard AECS GmbH. Our corporate and institutional clients business serves large corporate clients, small and medium-sized enterprises, institutional clients, financial institutions and commodity traders.
■ The Asset Management division offers investment solutions and services globally to a broad range of clients, including pension funds, governments, foundations and endowments, corporations and individuals, with a strong presence in our Swiss home market. Backed by the Group’s global presence, Asset Management offers active and passive solutions in traditional investments as well as alternative investments. We apply ESG criteria at various points in the investment process with an active sustainability offering, which invests in line with the Credit Suisse Sustainable Investment Framework, and passive ESG index and exchange traded funds.
Corporate Center included parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that had not been allocated to the segments. In addition, the Corporate Center included consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
> Refer to “Note 4 – Segment information” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information on revenue sharing and cost allocation and funding.
Net revenues and income/(loss) before taxes
in	1Q22	4Q21	1Q21
Net revenues (CHF million)
Wealth Management	1,177	1,377	2,085
Investment Bank	1,938	1,666	3,884
Swiss Bank	1,109	1,209	1,031
Asset Management	361	399	400
Corporate Center	(173)	(69)	174
Net revenues	4,412	4,582	7,574
Income/(loss) before taxes (CHF million)
Wealth Management	(357)	157	978
Investment Bank	124	(1,988)	(2,310)
Swiss Bank	471	607	412
Asset Management	53	93	131
Corporate Center	(719)	(533)	32
Income/(loss) before taxes	(428)	(1,664)	(757)

Total assets
end of	1Q22	4Q21
Total assets (CHF million)
Wealth Management	204,256	201,326
Investment Bank	253,958	274,112
Swiss Bank	222,152	221,478
Asset Management	3,659	3,603
Corporate Center	55,529	55,314
Total assets	739,554	755,833
5 Net interest income
in	1Q22	4Q21	1Q21
Net interest income (CHF million)
Loans	1,194	1,263	1,265
Investment securities	0	1	0
Trading assets, net of trading liabilities [1]	702	599	846
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	233	252	341
Other	105	138	135
Interest and dividend income	2,234	2,253	2,587
Deposits	(54)	(39)	(51)
Short-term borrowings	(8)	(17)	(2)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(100)	(148)	(276)
Long-term debt	(536)	(665)	(543)
Other	(77)	(66)	(61)
Interest expense	(775)	(935)	(933)
Net interest income	1,459	1,318	1,654
1 Beginning 3Q21, interest and dividend income from trading assets and interest expenses from trading liabilities are presented on a net basis to align with the presentation of trading revenues.
6 Commissions and fees
in	1Q22	4Q21	1Q21
Commissions and fees (CHF million)
Lending business	435	436	516
Investment and portfolio management	828	871	861
Other securities business	13	15	13
Fiduciary business	841	886	874
Underwriting	239	397	989
Brokerage	690	740	909
Underwriting and brokerage	929	1,137	1,898
Other services	396	562	449
Commissions and fees	2,601	3,021	3,737

7 Trading revenues
in	1Q22	4Q21	1Q21
Trading revenues (CHF million)
Interest rate products	(365)	361	752
Foreign exchange products	329	721	148
Equity/index-related products	84	146	1,001
Credit products	8	(1,350)	(33)
Commodity and energy products	59	(30)	9
Other products	(151)	1	(66)
Trading revenues	(36)	(151)	1,811
Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.
> Refer to “Note 7 – Trading revenues” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information on trading revenues and managing trading risks.
8 Other revenues
in	1Q22	4Q21	1Q21
Other revenues (CHF million)
Noncontrolling interests without SEI	0	0	(1)
Loans held-for-sale	(2)	8	(41)
Long-lived assets held-for-sale	165	225	(2)
Equity method investments	43	33	29
Other investments	15	(61)	199
Other	167	189	188
Other revenues	388	394	372
9 Provision for credit losses
in	1Q22		4Q21		1Q21
Provision for credit losses (CHF million)
Loans held at amortized cost	41		(16)		(24)
Other financial assets held at amortized cost	(148)	[1]	(8)	[1]	4,434
Off-balance sheet credit exposures	(3)		4		(16)
Provision for credit losses	(110)		(20)		4,394
1 Primarily reflects a provision/(release of provision) for credit losses of CHF (155) million, CHF (5) million and CHF 4,430 million in 1Q22, 4Q21 and 1Q21, respectively, related to Archegos.
10 Compensation and benefits
in	1Q22	4Q21	1Q21
Compensation and benefits (CHF million)
Salaries and variable compensation	2,030	1,778	1,849
Social security	204	149	158
Other [1]	224	218	200
Compensation and benefits	2,458	2,145	2,207
1
Includes pension-related expenses of CHF 128 million, CHF 131 million and CHF 130 million in 1Q22, 4Q21 and 1Q21, respectively, relating to service costs for defined benefit pension plans and employer contributions for defined contribution pension plans.

11 General and administrative expenses
in	1Q22	4Q21	1Q21
General and administrative expenses (CHF million)
Occupancy expenses	237	252	263
IT, machinery and equipment	407	395	373
Provisions and losses	710	587	57
Travel and entertainment	44	50	29
Professional services	521	636	373
Communication and market data services	131	130	127
Amortization and impairment of other intangible assets	1	2	2
Other [1]	97	130	152
General and administrative expenses	2,148	2,182	1,376
1
Includes pension-related expenses/(credits) of CHF (49) million, CHF (44) million and CHF (52) million in 1Q22, 4Q21 and 1Q21, respectively, relating to certain components of net periodic benefit costs for defined benefit plans.

12 Restructuring expenses
On November 4, 2021, Credit Suisse announced its new long-term strategic vision. This led to restructuring expenses of CHF 46 million in 1Q22 compared to CHF 33 million in 4Q21. The Group expects to complete the new plan by the end of December 2022. Restructuring expenses may include severance expenses, other personnel-related charges, pension expenses and contract termination costs.
Restructuring expenses by type
in	1Q22	4Q21	1Q21
Restructuring expenses by type (CHF million)
Compensation and benefits-related expenses	42	32	11
of which severance expenses	13	19	7
of which deferred compensation	25	13	4
General and administrative-related expenses	4	1	14
of which pension expenses	0	0	(7)
Total restructuring expenses	46	33	25
Restructuring liabilities
	1Q22			4Q21			1Q21
in	Compen- sation and benefits	General and administrative expenses	Total	Compen- sation and benefits	General and administrative expenses	Total	Compen- sation and benefits	General and administrative expenses	Total
Restructuring liabilities (CHF million)
Balance at beginning of period	19	0	19	–	–	–	50	2	52
Net additional charges [1]	13	4	17	19	1	20	7	10	17
Utilization	(7)	(4)	(11)	0	(1)	(1)	(18)	(9)	(27)
Balance at end of period	25	0	25	19	0	19	39	3	42
1
The following items for which expense accretion was accelerated in 1Q22, 4Q21 and 1Q21 due to the restructuring of the Group are not included in the restructuring provision: unsettled share-based compensation of CHF 8 million, CHF 11 million and CHF 1 million, respectively; and other personnel-related charges of CHF 21 million, CHF 2 million and CHF 3 million, respectively, which remain classified as compensation liabilities; unsettled pension obligations of CHF (7) million in 1Q21 which remains classified as pension liabilities; and accelerated accumulated depreciation and impairment of CHF 11 million in 1Q21, which remains classified as premises and equipment. The settlement date for the unsettled share-based compensation remains unchanged at three years.

13 Earnings per share
in	1Q22	4Q21	1Q21
Basic net income/(loss) attributable to shareholders (CHF million)
Net income/(loss) attributable to shareholders for basic earnings per share	(273)	(2,085)	(252)
Net income/(loss) attributable to shareholders for diluted earnings per share	(273)	(2,085)	(252)
Weighted-average shares outstanding (million)
For basic earnings per share available for common shares	2,617.9	2,511.3	2,446.6
Dilutive share options and warrants	0.0	0.0	0.0
Dilutive share awards	0.0	0.0	0.0
For diluted earnings per share available for common shares [1,2]	2,617.9	2,511.3	2,446.6
Weighted-average shares outstanding for basic/diluted earnings per share available for mandatory convertible notes	–	93.3	–
Earnings/(loss) per share available for common shares (CHF)
Basic earnings/(loss) per share available for common shares	(0.10)	(0.83)	(0.10)
Diluted earnings/(loss) per share available for common shares	(0.10)	(0.83)	(0.10)
1
Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 14.5 million, 13.6 million and 6.5 million for 1Q22, 4Q21 and 1Q21, respectively.

2
Due to the net losses in 1Q22, 4Q21 and 1Q21, 0.8 million, 0.8 million and 0.4 million, respectively, of weighted-average share options and warrants outstanding and 64.8 million, 87.9 million and 92.0 million, respectively, of weighted-average share awards outstanding were excluded from the diluted earnings per share calculation, as the effect would be antidilutive.

14 Revenue from contracts with customers
The Group receives investment advisory and investment management fees for services provided in its wealth management businesses which are generally reflected in the line item ‘Investment and portfolio management’ in the table “Contracts with customers and disaggregation of revenues”.
As a fund manager, the Group typically receives base management fees and may additionally receive performance-based management fees which are both recognized as ‘Investment and portfolio management’ revenues in the table “Contracts with customers and disaggregation of revenues”.
The Group’s capital markets businesses underwrite and sell securities on behalf of customers and receive underwriting fees.
The Group also offers brokerage services in its investment banking businesses, including global securities sales, trading and execution, prime brokerage and investment research. For the services provided, such as for example the execution of client trades in securities or derivatives, the Group typically earns a brokerage commission when the trade is executed.
Credit Suisse’s investment banking businesses provide services that include advisory services to clients in connection with corporate finance activities. The term ‘advisory’ includes any type of service the Group provides in an advisory capacity. Revenues recognized from these services are reflected in the line item ‘Other Services’ in the table below.
Contracts with customers and disaggregation of revenues
in	1Q22	4Q21	1Q21
Contracts with customers (CHF million)
Investment and portfolio management	828	871	861
Other securities business	13	15	13
Underwriting	239	397	989
Brokerage	690	739	908
Other services	394	560	448
Total revenues from contracts with customers	2,164	2,582	3,219
The table “Contracts with customers and disaggregation of revenues” differs from “Note 6 – Commissions and fees” as it includes only those contracts with customers that are in scope of ASC Topic 606 – Revenue from Contracts with Customers.
Contract balances
end of	1Q22	4Q21	1Q21
Contract balances (CHF million)
Contract receivables	777	865	1,120
Contract liabilities	58	55	65
Revenue recognized in the reporting period included in the contract liabilities balance at the beginning of period	14	9	8
The Group did not recognize any revenue in the reporting period from performance obligations satisfied in previous periods.
There were no material net impairment losses on contract receivables in 1Q22, 4Q21 and 1Q21. The Group’s contract terms are generally such that they do not result in any contract assets.
Remaining performance obligations
ASC Topic 606’s practical expedient allows the Group to exclude from its remaining performance obligations disclosure any performance obligations which are part of a contract with an original expected duration of one year or less. Additionally any variable consideration, for which it is probable that a significant reversal in the amount of cumulative revenue recognized will occur when the uncertainty associated with the variable consideration is subsequently resolved, is not subject to the remaining performance obligations disclosure because such variable consideration is not included in the transaction price (e.g., investment management fees). Upon review, the Group determined that no material remaining performance obligations are in scope of the remaining performance obligations disclosure.
> Refer to “Note 14 – Revenue from contracts with customers” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information.

15 Trading assets and liabilities
end of	1Q22	4Q21
Trading assets (CHF million)
Debt securities	52,565	54,198
Equity securities	34,097	36,546
Derivative instruments [1]	16,810	17,559
Other	3,499	2,838
Trading assets	106,971	111,141
Trading liabilities (CHF million)
Short positions	15,818	16,689
Derivative instruments [1]	12,366	10,846
Trading liabilities	28,184	27,535
1 Amounts shown after counterparty and cash collateral netting.
Cash collateral on derivative instruments
end of	1Q22	4Q21
Cash collateral on derivatives instruments – netted (CHF million) [1]
Cash collateral paid	14,881	17,869
Cash collateral received	10,027	12,056
Cash collateral on derivatives instruments– not netted (CHF million) [2]
Cash collateral paid	9,262	7,659
Cash collateral received	5,016	5,533
1 Recorded as cash collateral netting on derivative instruments in Note 24 – Offsetting of financial assets and financial liabilities.
2 Recorded as cash collateral on derivative instruments in Note 21 – Other assets and other liabilities.
16 Investment securities
end of	1Q22	4Q21
Investment securities (CHF million)
Debt securities available-for-sale	809	1,005
Total investment securities	809	1,005
Investment securities by type
	1Q22				4Q21
end of	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities by type (CHF million)
Swiss federal, cantonal or local government entities	2	0	0	2	2	0	0	2
Corporate debt securities	876	0	69	807	1,011	0	8	1,003
Debt securities available-for-sale	878	0	69	809	1,013	0	8	1,005

Gross unrealized losses on debt securities and related fair value
	Less than 12 months		12 months or more		Total
end of	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
1Q22 (CHF million)
Corporate debt securities	682	61	96	8	778	69
Debt securities available-for-sale	682	61	96	8	778	69
4Q21 (CHF million)
Corporate debt securities	683	8	0	0	683	8
Debt securities available-for-sale	683	8	0	0	683	8
Unrealized losses on debt securities as of the end of 1Q22 relate to seven high-quality debt security positions held for liquidity purposes. Management determined that the unrealized losses on these debt securities were attributable to changes in market valuation driven by interest rate movements. No impairment charges were recorded as the Group does not intend to sell these investments nor is it more likely than not that the Group will be required to sell these securities before the recovery of their amortized cost basis, which may be at maturity.
Proceeds from sales, realized gains and realized losses from debt securities available-for-sale
in	1Q22	1Q21
Sales of debt securities available-for-sale (CHF million)
Proceeds from sales	0	0
Realized gains	0	0
Amortized cost, fair value and average yield of debt securities
end of	Amortized cost	Fair value	Average yield (in %)
1Q22 (CHF million, except where indicated)
Due within 1 year	31	31	0.56
Due from 1 to 5 years	92	88	(0.02)
Due from 5 to 10 years	755	690	0.05
Debt securities available-for-sale	878	809	0.06
Allowance for credit losses on debt securities available-for-sale
A credit loss exists if there is a decline in fair value of the security below the amortized cost as a result of the non-collectability of the amounts due in accordance with the contractual terms.
An allowance for expected credit losses is recorded in the consolidated statement of operations in provision for credit losses and the non-credit-related losses are recorded in accumulated other comprehensive income (AOCI). Subsequent improvements in the estimated credit losses are immediately recorded in the consolidated statement of operations as a reduction in allowance and credit loss expense. A security is written-off if it is considered certain that there is no possibility of recovering the outstanding principal. As of the end of 1Q22 and 4Q21, the Group had no allowance for credit losses on debt securities available-for-sale.

17 Other investments
end of	1Q22	4Q21
Other investments (CHF million)
Equity method investments	1,657	1,644
Equity securities (without a readily determinable fair value) [1]	3,343	3,317
of which at net asset value	66	54
of which at measurement alternative	346	347
of which at fair value	2,884	2,869
of which at cost less impairment	47	47
Real estate held-for-investment [2]	75	76
Life finance instruments [3]	719	789
Total other investments	5,794	5,826
1
Includes private equity, hedge funds and restricted stock investments as well as certain investments in non-marketable mutual funds for which the Group has neither significant influence nor control over the investee.

2
As of the end of 1Q22 and 4Q21, real estate held for investment included foreclosed or repossessed real estate of CHF 6 million and CHF 9 million, respectively, of which CHF 6 million and CHF 6 million, respectively were related to residential real estate.

3 Includes single premium immediate annuity contracts.
Accumulated depreciation related to real estate held-for-investment amounted to CHF 32 million and CHF 32 million for 1Q22 and 4Q21, respectively.
No impairments were recorded on real estate held-for-investments in 1Q22 and 4Q21.
Equity securities at measurement alternative
in / end of	3M22	Cumulative	3M21
Impairments and adjustments (CHF million)
Impairments and downward adjustments	(1)	(43)	(2)
Upward adjustments	0	138	0
> Refer to “Note 31 – Financial instruments” for further information on equity securities without a readily determinable fair value.

18 Loans
The Group’s loan portfolio is classified into two portfolio segments, consumer loans and corporate & institutional loans. Consumer loans are disaggregated into the classes of mortgages, loans collateralized by securities and consumer finance. Corporate & institutional loans are disaggregated into the classes of real estate, commercial and industrial loans, financial institutions, and governments and public institutions.
For financial reporting purposes, the carrying values of loans and related allowance for credit losses are presented in accordance with US GAAP and are not comparable with the regulatory credit risk exposures presented in our disclosures required under Pillar 3 of the Basel framework.
Loans
end of	1Q22	4Q21
Loans (CHF million)
Mortgages	110,166	110,533
Loans collateralized by securities	47,828	51,253
Consumer finance	5,231	5,075
Consumer	163,225	166,861
Real estate	28,556	28,529
Commercial and industrial loans	68,432	69,129
Financial institutions	25,733	25,222
Governments and public institutions	3,147	3,323
Corporate & institutional	125,868	126,203
Gross loans	289,093	293,064
of which held at amortized cost	279,548	282,821
of which held at fair value	9,545	10,243
Net (unearned income)/deferred expenses	(81)	(81)
Allowance for credit losses	(1,330)	(1,297)
Net loans	287,682	291,686
Gross loans by location (CHF million)
Switzerland	169,454	167,957
Foreign	119,639	125,107
Gross loans	289,093	293,064
Impaired loan portfolio (CHF million)
Non-performing loans	1,819	1,666
Non-interest-earning loans	378	298
Non-accrual loans	2,197	1,964
Restructured loans	384	367
Potential problem loans	451	436
Other impaired loans	835	803
Gross impaired loans [1]	3,032	2,767
1
As of the end of 1Q22 and 4Q21, CHF 184 million and CHF 130 million, respectively, were related to consumer mortgages secured by residential real estate for which formal foreclosure proceedings according to local requirements of the applicable jurisdiction were in process.

In accordance with Group policies, impaired loans include non-accrual loans, comprised of non-performing loans and non-interest-earning loans, as well as restructured loans and potential problem loans.
> Refer to “Loans” in Note 1 – Summary of significant accounting policies in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information on loans and categories of impaired loans.
> Refer to “Note 19 – Financial instruments measured at amortized cost and credit losses” for further information on loans held at amortized cost.

19 Financial instruments measured at amortized cost and credit losses
This disclosure provides an overview of the Group’s balance sheet positions that include financial assets carried at amortized cost that are subject to the current expected credit loss (CECL) accounting guidance.
As of the end of 1Q22, the Group had no purchased financial assets with more than insignificant credit deterioration since origination.
> Refer to “Note 1 – Summary of significant accounting policies” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information on the accounting of financial assets and off-balance sheet credit exposure subject to the CECL accounting guidance.
Overview of financial instruments measured at amortized cost – by balance sheet position
	1Q22				4Q21
end of	Amortized cost basis	[1]	Allowance for credit losses	Net carrying value	Amortized cost basis	[1]	Allowance for credit losses	Net carrying value
CHF million
Cash and due from banks	167,802		0	167,802	164,510		0	164,510
Interest-bearing deposits with banks	1,001		(3)	998	1,323	[4]	0	1,323
Securities purchased under resale agreements and securities borrowing transactions	24,223	[2]	0	24,223	35,283	[4]	0	35,283
Loans	279,467	[2,3]	(1,330)	278,137	282,740	[4,5]	(1,297)	281,443
Brokerage receivables	22,428	[2]	(4,069)	18,359	20,873	[4]	(4,186)	16,687
Other assets	16,345		(30)	16,315	14,175		(30)	14,145
Total	511,266		(5,432)	505,834	518,904		(5,513)	513,391
1 Net of unearned income/deferred expenses, as applicable.
2
Excludes accrued interest in the total amount of CHF 344 million, with no related allowance for credit losses. Of the accrued interest balance, CHF 1 million to securities purchased under resale agreements and securities borrowing transactions, CHF 341 million to loans and CHF 2 million to brokerage receivables. These accrued interest balances are reported in other assets.

3 Includes endangered interest of CHF 63 million on non-accrual loans which are reported as part of the loans' amortized cost balance.
4
Excludes accrued interest in the total amount of CHF 301 million, with no related allowance for credit losses. Of the accrued interest balance, CHF 1 million relates to interest-bearing deposits with banks, CHF 1 million to securities purchased under resale agreements and securities borrowing transactions, CHF 295 million to loans and CHF 4 million to brokerage receivables. These accrued interest balances are reported in other assets.

5 Includes endangered interest of CHF 86 million on non-accrual loans which are reported as part of the loans' amortized cost balance.
Allowance for credit losses
Estimating expected credit losses – overview
> Refer to “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information on key elements and processes of estimating expected credit losses on non-impaired and impaired credit exposures.
Macroeconomic scenarios
The estimation and application of forward-looking information requires quantitative analysis and significant expert judgment. The Group’s estimation of expected credit losses is based on a discounted probability-weighted estimate that considers three future macroeconomic scenarios: a baseline scenario, an upside scenario and a downside scenario. The baseline scenario represents the most likely outcome. The two other scenarios represent more optimistic and more pessimistic outcomes with the downside scenario being more severe than the upside scenario. The scenarios are probability-weighted according to the Group’s best estimate of their relative likelihood based on historical frequency, an assessment of the current business and credit cycles as well as the macroeconomic factor trends.
Current-period estimate of expected credit losses on non-impaired credit exposures
The key macroeconomic factors (MEFs) used in each of the macroeconomic scenarios for the calculation of the expected credit losses include, but are not limited to, GDP and industrial production. These MEFs have been selected based on the portfolios that are most material to the estimation of expected credit losses on non-impaired credit exposures from a longer-term perspective. The table “Selected macroeconomic factors” includes the Group’s forecast of selected MEFs for 2022 and 2023, as estimated as of the end of 1Q22 and 4Q21.
As of the end of 1Q22, the forecast macroeconomic scenarios were weighted 50% for the baseline, 40% for the downside and 10% for the upside scenario, unchanged compared to the scenario weightings applicable as of the end of 4Q21. The MEFs included in the table represent the four-quarter average forecasts for 2022 and 2023 at the end of each reporting period. These MEF forecasts are recalibrated on a monthly basis. The quarterly series for US real GDP, Swiss real GDP and eurozone real GDP returned to pre-pandemic levels (i.e., 4Q19) in 2Q21, 3Q21 and 4Q21, respectively, based on latest published statistical data available. The forecast in the baseline scenario for the timing of the recovery of the quarterly series for UK real GDP to return to pre-pandemic levels was 1Q22. The macroeconomic and market variable projections incorporate adjustments to reflect the impact of successive COVID-19 infection waves, the impact of accelerated monetary policy tightening by the world’s major central banks and the impact on commodity prices and supply chains due to Russia’s invasion of Ukraine. While GDP and industrial production are significant inputs to the forecast models, a range of other inputs are also incorporated for all three scenarios to provide projections for future economic and market conditions. Given the complex nature of the forecasting process, no single economic variable is viewed in isolation or independently of other inputs.
Selected macroeconomic factors
	1Q22		4Q21
end of	Forecast 2022	Forecast 2023	Forecast 2022	Forecast 2023
Swiss real GDP growth rate (%)
Downside	0.8	1.2	(0.4)	0.3
Baseline	2.5	1.6	2.5	1.9
Upside	2.9	2.2	4.3	2.8
Eurozone real GDP growth rate (%)
Downside	0.4	0.3	(0.7)	1.4
Baseline	3.3	2.5	3.8	2.3
Upside	3.6	3.0	4.2	2.7
US real GDP growth rate (%)
Downside	0.9	0.4	0.1	1.4
Baseline	3.3	2.1	3.8	1.9
Upside	3.6	2.6	4.5	2.4
UK real GDP growth rate (%)
Downside	1.1	(1.1)	(0.9)	1.0
Baseline	4.0	1.7	5.0	3.3
Upside	4.6	2.2	7.8	3.9
World industrial production (%)
Downside	0.8	2.2	0.0	2.0
Baseline	4.1	3.2	3.0	3.0
Upside	5.8	4.4	4.4	3.7
Forecasts represent the 4-quarter average estimate of the respective macroeconomic factor as determined at the end of each reporting period.
For events which cannot be adequately reflected in CECL models due to a lack of historical experience the event may be embedded in the baseline scenario. In order to address circumstances where in management’s judgment the CECL model outputs are overly sensitive to the effect of economic inputs that lie outside of their historical range, model overlays are applied. Such overlays are based on expert judgment and are applied in response to these circumstances to consider historical stressed losses and industry and counterparty credit level reviews. Overlays are also used to capture judgment on the economic uncertainty from global or regional developments or governmental actions with severe impacts on economies, such as the lockdowns and other actions directed towards managing the pandemic. As a result of such overlays, provisions for credit losses may not be primarily derived from MEF projections. The Group’s non-specific allowance for expected credit losses as of the end of 1Q22 was stable compared to the end of 4Q21 as the impact of a recalibration of qualitative overlays that reflected the positive market sentiment observable in the first half of the quarter was offset by the impact of additional stress overlays incorporated to account for potential losses due to Russia’s invasion of Ukraine. Overlays continued to be closely aligned with the macroeconomic forecasts and associated scenario weightings.
Loans held at amortized cost
The Group’s loan portfolio is classified into two portfolio segments, consumer loans and corporate & institutional loans.
> Refer to “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information on the main risk characteristics of the Group’s loans held at amortized cost.
Allowance for credit losses – loans held at amortized cost
	1Q22			4Q21			1Q21
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for credit losses (CHF million)
Balance at beginning of period	357	940	1,297	351	1,012	1,363	318	1,218	1,536
Current-period provision for expected credit losses	22	33	55	17	(15)	2	12	(35)	(23)
of which provisions for interest [1]	5	9	14	11	7	18	1	0	1
Gross write-offs	(15)	(18)	(33)	(15)	(38)	(53)	(14)	(24)	(38)
Recoveries	3	1	4	2	2	4	2	0	2
Net write-offs	(12)	(17)	(29)	(13)	(36)	(49)	(12)	(24)	(36)
Foreign currency translation impact and other adjustments, net	2	5	7	2	(21)	(19)	11	39	50
Balance at end of period	369	961	1,330	357	940	1,297	329	1,198	1,527
of which individually evaluated	273	545	818	273	512	785	240	627	867
of which collectively evaluated	96	416	512	84	428	512	89	571	660
1 Represents the current-period net provision for accrued interest on non-accrual loans and lease financing transactions which is recognized as a reversal of interest income.

Gross write-offs of CHF 33 million in 1Q22 compared to gross write-offs of CHF 53 million in 4Q21. In 1Q22, gross write-offs in corporate & institutional loans were mainly related to individual positions in ship finance, small and medium-sized enterprises and other businesses. In 4Q21, gross write-offs in corporate & institutional loans were mainly related to a position in trade finance and single positions in small and medium-sized enterprises, large Swiss corporates and ship finance. Write-offs in consumer loans were mainly related to Swiss consumer finance loans both in 1Q22 and 4Q21.
Purchases, reclassifications and sales – loans held at amortized cost
	1Q22			4Q21			1Q21
in	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	6	1,153	1,159	3	1,327	1,330	5	988	993
Reclassifications from loans held-for-sale [2]	0	0	0	0	120	120	0	13	13
Reclassifications to loans held-for-sale [3]	0	872	872	0	1,476	1,476	0	468	468
Sales [3]	0	698	698	0	1,405	1,405	0	374	374
Reclassifications from loans held-for-sale and reclassifications to loans held-for-sale represent non-cash transactions.
Other financial assets
The Group’s other financial assets include certain balance sheet positions held at amortized cost, each representing its own portfolio segment.
> Refer to “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information on the main risk characteristics of the Group’s other financial assets held at amortized cost.
The current-period provision for expected credit losses on other financial assets held at amortized cost includes a release of CHF 155 million in 1Q22 and a release of CHF 5 million in 4Q21, related to Archegos. As of the end of 1Q22 and 4Q21, the allowance for credit losses on brokerage receivables of CHF 4,069 million and CHF 4,186 million, respectively, were primarily related to Archegos.
In 1Q22 and 4Q21, the Group purchased other financial assets held at amortized cost amounting to CHF 151 million and CHF 164 million, respectively, primarily related to mortgage servicing advances.
Allowance for credit losses – other financial assets held at amortized cost
	1Q22	4Q21	1Q21
Allowance for credit losses (CHF million)
Balance at beginning of period	4,216	4,320	55
Current-period provision for expected credit losses	(148)	(8)	4,434
Gross write-offs	(3)	(4)	0
Recoveries	0	0	0
Net write-offs	(3)	(4)	0
Foreign currency translation impact and other adjustments, net	37	(92)	(1)
Balance at end of period	4,102	4,216	4,488
of which individually evaluated	4,084	4,202	4,449
of which collectively evaluated	18	14	39

Credit quality information
> Refer to “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information on the Group’s monitoring of credit quality and internal ratings.
Credit quality of loans held at amortized cost
The following table presents the Group’s carrying value of loans held at amortized cost by aggregated internal counterparty credit ratings “investment grade” and “non-investment grade” that are used as credit quality indicators for the purpose of this disclosure, by year of origination. Within the line items relating to the origination year, the first year represents the origination year of the current reporting period and the second year represents the origination year of the comparative reporting period.
Consumer loans held at amortized cost by internal counterparty rating
	1Q22				4Q21
	Investment grade	Non-investment grade			Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total	AAA to BBB	BB to C	D	Total
CHF million
Mortgages
2022 / 2021	3,065	682	1	3,748	24,257	2,134	40	26,431
2021 / 2020	23,617	1,848	40	25,505	14,743	1,402	13	16,158
2020 / 2019	14,339	1,402	36	15,777	11,308	1,639	48	12,995
2019 / 2018	10,988	1,521	78	12,587	7,287	812	88	8,187
2018 / 2017	7,072	767	68	7,907	5,318	698	74	6,090
Prior years	40,264	2,777	368	43,409	36,790	2,359	317	39,466
Total term loans	99,345	8,997	591	108,933	99,703	9,044	580	109,327
Revolving loans	291	942	0	1,233	276	930	0	1,206
Total	99,636	9,939	591	110,166	99,979	9,974	580	110,533
Loans collateralized by securities
2022 / 2021	1,175	331	0	1,506	2,627	685	0	3,312
2021 / 2020	1,820	454	0	2,274	649	848	0	1,497
2020 / 2019	523	959	0	1,482	61	167	0	228
2019 / 2018	57	147	0	204	32	26	106	164
2018 / 2017	23	40	107	170	55	19	0	74
Prior years	833	579	0	1,412	804	681	0	1,485
Total term loans	4,431	2,510	107	7,048	4,228	2,426	106	6,760
Revolving loans [1]	37,823	2,803	154	40,780	41,275	3,063	155	44,493
Total	42,254	5,313	261	47,828	45,503	5,489	261	51,253
Consumer finance
2022 / 2021	851	491	0	1,342	1,688	823	5	2,516
2021 / 2020	1,029	579	8	1,616	538	288	15	841
2020 / 2019	481	250	15	746	285	234	19	538
2019 / 2018	239	219	19	477	98	169	18	285
2018 / 2017	79	143	18	240	21	75	13	109
Prior years	34	133	53	220	13	76	43	132
Total term loans	2,713	1,815	113	4,641	2,643	1,665	113	4,421
Revolving loans	359	37	85	481	348	21	90	459
Total	3,072	1,852	198	5,122	2,991	1,686	203	4,880
Consumer – total
2022 / 2021	5,091	1,504	1	6,596	28,572	3,642	45	32,259
2021 / 2020	26,466	2,881	48	29,395	15,930	2,538	28	18,496
2020 / 2019	15,343	2,611	51	18,005	11,654	2,040	67	13,761
2019 / 2018	11,284	1,887	97	13,268	7,417	1,007	212	8,636
2018 / 2017	7,174	950	193	8,317	5,394	792	87	6,273
Prior years	41,131	3,489	421	45,041	37,607	3,116	360	41,083
Total term loans	106,489	13,322	811	120,622	106,574	13,135	799	120,508
Revolving loans	38,473	3,782	239	42,494	41,899	4,014	245	46,158
Total	144,962	17,104	1,050	163,116	148,473	17,149	1,044	166,666
1 Lombard loans are generally classified as revolving loans.

Corporate & institutional loans held at amortized cost by internal counterparty rating
	1Q22				4Q21
	Investment grade	Non-investment grade			Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total	AAA to BBB	BB to C	D	Total
CHF million
Real estate
2022 / 2021	1,312	1,451	0	2,763	9,568	4,682	2	14,252
2021 / 2020	9,053	3,356	2	12,411	3,709	1,355	5	5,069
2020 / 2019	3,441	1,408	4	4,853	1,849	706	2	2,557
2019 / 2018	1,789	656	2	2,447	925	340	1	1,266
2018 / 2017	891	278	1	1,170	475	101	0	576
Prior years	2,675	406	30	3,111	2,469	376	30	2,875
Total term loans	19,161	7,555	39	26,755	18,995	7,560	40	26,595
Revolving loans	653	294	137	1,084	778	297	135	1,210
Total	19,814	7,849	176	27,839	19,773	7,857	175	27,805
Commercial and industrial loans
2022 / 2021	4,210	5,764	106	10,080	8,284	11,985	136	20,405
2021 / 2020	5,688	7,153	113	12,954	3,242	4,468	62	7,772
2020 / 2019	2,401	3,840	42	6,283	2,110	3,903	105	6,118
2019 / 2018	1,887	3,497	139	5,523	1,003	2,256	177	3,436
2018 / 2017	847	2,125	156	3,128	697	937	60	1,694
Prior years	2,252	3,450	125	5,827	2,013	2,848	90	4,951
Total term loans	17,285	25,829	681	43,795	17,349	26,397	630	44,376
Revolving loans	13,457	7,291	447	21,195	13,941	7,458	372	21,771
Total	30,742	33,120	1,128	64,990	31,290	33,855	1,002	66,147
Financial institutions
2022 / 2021	3,492	430	91	4,013	6,360	2,012	51	8,423
2021 / 2020	3,797	1,389	0	5,186	2,081	201	30	2,312
2020 / 2019	1,819	194	0	2,013	660	127	1	788
2019 / 2018	1,219	104	1	1,324	522	151	1	674
2018 / 2017	635	89	1	725	87	19	0	106
Prior years	748	105	0	853	499	85	1	585
Total term loans	11,710	2,311	93	14,114	10,209	2,595	84	12,888
Revolving loans	7,703	504	1	8,208	7,542	485	1	8,028
Total	19,413	2,815	94	22,322	17,751	3,080	85	20,916
Governments and public institutions
2022 / 2021	27	12	0	39	521	26	0	547
2021 / 2020	522	32	0	554	157	114	0	271
2020 / 2019	157	108	0	265	94	19	19	132
2019 / 2018	90	19	11	120	46	11	0	57
2018 / 2017	46	11	0	57	28	0	0	28
Prior years	218	17	0	235	199	21	0	220
Total term loans	1,060	199	11	1,270	1,045	191	19	1,255
Revolving loans	10	1	0	11	32	0	0	32
Total	1,070	200	11	1,281	1,077	191	19	1,287
Corporate & institutional – total
2022 / 2021	9,041	7,657	197	16,895	24,733	18,705	189	43,627
2021 / 2020	19,060	11,930	115	31,105	9,189	6,138	97	15,424
2020 / 2019	7,818	5,550	46	13,414	4,713	4,755	127	9,595
2019 / 2018	4,985	4,276	153	9,414	2,496	2,758	179	5,433
2018 / 2017	2,419	2,503	158	5,080	1,287	1,057	60	2,404
Prior years	5,893	3,978	155	10,026	5,180	3,330	121	8,631
Total term loans	49,216	35,894	824	85,934	47,598	36,743	773	85,114
Revolving loans	21,823	8,090	585	30,498	22,293	8,240	508	31,041
Total	71,039	43,984	1,409	116,432	69,891	44,983	1,281	116,155

Total loans held at amortized cost by internal counterparty rating
	1Q22					4Q21
	Investment grade	Non-investment grade				Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total		AAA to BBB	BB to C	D	Total
CHF million
Loans held at amortized cost – total
2022 / 2021	14,132	9,161	198	23,491		53,305	22,347	234	75,886
2021 / 2020	45,526	14,811	163	60,500		25,119	8,676	125	33,920
2020 / 2019	23,161	8,161	97	31,419		16,367	6,795	194	23,356
2019 / 2018	16,269	6,163	250	22,682		9,913	3,765	391	14,069
2018 / 2017	9,593	3,453	351	13,397		6,681	1,849	147	8,677
Prior years	47,024	7,467	576	55,067		42,787	6,446	481	49,714
Total term loans	155,705	49,216	1,635	206,556		154,172	49,878	1,572	205,622
Revolving loans	60,296	11,872	824	72,992		64,192	12,254	753	77,199
Total	216,001	61,088	2,459	279,548	[1]	218,364	62,132	2,325	282,821	[1]
1 Excludes accrued interest on loans held at amortized cost of CHF 341 million and CHF 295 million as of the end of 1Q22 and 4Q21, respectively.
Credit quality of other financial assets held at amortized cost
The following table presents the Group’s carrying value of other financial assets held at amortized cost by aggregated internal counterparty credit ratings “investment grade” and “non-investment grade”, by year of origination. Within the line items relating to the origination year, the first year represents the origination year of the current reporting period and the second year represents the origination year of the comparative reporting period.
Other financial assets held at amortized cost by internal counterparty rating
	1Q22				4Q21
	Investment grade	Non-investment grade			Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total	AAA to BBB	BB to C	D	Total
CHF million
Other financial assets held at amortized cost
2022 / 2021	0	0	0	0	0	5	0	5
2021 / 2020	0	5	0	5	0	0	0	0
2019 / 2018	0	0	0	0	0	63	0	63
2018 / 2017	0	64	0	64	0	2	0	2
Prior years	0	3	0	3	0	2	0	2
Total term positions	0	72	0	72	0	72	0	72
Revolving positions	0	1,043	0	1,043	0	970	0	970
Total	0	1,115	0	1,115	0	1,042	0	1,042
Includes primarily mortgage servicing advances and failed purchases.

Past due financial assets
Generally, a financial asset is deemed past due if the principal and/or interest payment has not been received on its due date.
Loans held at amortized cost – past due
	Current	Past due
end of		Up to 30 days	31–60 days	61–90 days	More than 90 days	Total	Total
1Q22 (CHF million)
Mortgages	109,503	127	47	11	478	663	110,166
Loans collateralized by securities	47,643	5	42	0	138	185	47,828
Consumer finance	4,603	211	118	37	153	519	5,122
Consumer	161,749	343	207	48	769	1,367	163,116
Real estate	27,594	48	1	10	186	245	27,839
Commercial and industrial loans	63,844	326	14	27	779	1,146	64,990
Financial institutions	21,944	252	5	70	51	378	22,322
Governments and public institutions	1,264	5	0	1	11	17	1,281
Corporate & institutional	114,646	631	20	108	1,027	1,786	116,432
Total loans held at amortized cost	276,395	974	227	156	1,796	3,153	279,548	[1]
4Q21 (CHF million)
Mortgages	109,877	123	73	61	399	656	110,533
Loans collateralized by securities	51,069	42	0	0	142	184	51,253
Consumer finance	4,449	144	70	60	157	431	4,880
Consumer	165,395	309	143	121	698	1,271	166,666
Real estate	27,628	6	4	0	167	177	27,805
Commercial and industrial loans	65,327	166	13	12	629	820	66,147
Financial institutions	20,807	60	7	1	41	109	20,916
Governments and public institutions	1,252	16	0	0	19	35	1,287
Corporate & institutional	115,014	248	24	13	856	1,141	116,155
Total loans held at amortized cost	280,409	557	167	134	1,554	2,412	282,821	[1]
1 Excludes accrued interest on loans held at amortized cost of CHF 341 million and CHF 295 million as of the end of 1Q22 and 4Q21, respectively.
As of the end of 1Q22 and 4Q21, the Group did not have any loans that were past due more than 90 days and still accruing interest. Also, the Group did not have any other financial assets held at amortized cost that were past due.

Non-accrual financial assets
For loans held at amortized cost, non-accrual loans are comprised of non-performing loans and non-interest-earning loans.
> Refer to “Note 1 – Summary of significant accounting policies” and “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information on non-accrual loans.
Non-accrual loans held at amortized cost
	3M22				3M21
	Amortized cost of non-accrual assets at beginning of period	Amortized cost of non-accrual assets at end of period	Interest income recognized	Amortized cost of non-accrual assets with no specific allowance at end of period	Amortized cost of non-accrual assets at beginning of period	Amortized cost of non-accrual assets at end of period	Interest income recognized	Amortized cost of non-accrual assets with no specific allowance at end of period
CHF million
Mortgages	572	577	1	129	418	511	0	119
Loans collateralized by securities	262	260	1	2	105	262	2	0
Consumer finance	205	201	0	1	201	199	0	2
Consumer	1,039	1,038	2	132	724	972	2	121
Real estate	167	184	0	0	324	336	3	39
Commercial and industrial loans	698	914	4	54	925	799	5	6
Financial institutions	41	50	0	0	68	72	0	8
Governments and public institutions	19	11	0	2	0	10	0	0
Corporate & institutional	925	1,159	4	56	1,317	1,217	8	53
Total loans held at amortized cost	1,964	2,197	6	188	2,041	2,189	10	174
In the Group’s recovery management function covering the Investment Bank, a position is written down to its net carrying value once the credit provision is greater than 90% of the notional amount, unless repayment is anticipated to occur within the next three months. Following the expiration of this three-month period the position is written off unless it can be demonstrated that any delay in payment is an operational matter which is expected to be resolved within a ten-day grace period. In the Group’s recovery management functions for the Swiss Bank and Wealth Management, write-offs are made based on an individual counterparty assessment. An evaluation is performed on the need for write-offs on impaired loans individually and on an ongoing basis, if it is likely that parts of a loan or the entire loan will not be recoverable. Write-offs of residual loan balances are executed once available debt enforcement procedures are exhausted or, in certain cases, upon a restructuring.
Collateral-dependent financial assets
The Group’s collateral-dependent financial assets are managed by a global recovery management function which is divisionally aligned to cover the Investment Bank, Wealth Management and the Swiss Bank.
Collateral-dependent financial assets managed by the recovery management function covering the Investment Bank mainly include mortgages, revolving corporate loans, securities borrowing, trade finance exposures and lombard loans. For mortgages, property, guarantees and life insurance policies are the main collateral types. For revolving corporate loans, collateral includes mainly cash, inventory, oil and gas reserves and receivables. Securities borrowing exposures are mainly secured by pledged shares, bonds, investment fund units and money market instruments. Trade finance exposures are secured by cash and guarantees. For lombard loans, the Group holds collateral in the form of pledged shares, bonds, investment fund units and money market instruments as well as cash and life insurance policies. The overall collateral coverage ratio decreased from 92% as of the end of 4Q21 to 90% as of the end of 1Q22, mainly reflecting repayments of several fully collateralized European mortgages.
Collateral-dependent financial assets managed by the recovery management function for Wealth Management mainly include ship finance exposures, commercial loans, lombard loans, residential mortgages as well as aviation and yacht finance exposures. Ship finance exposures are collateralized by vessel mortgages, corporate guarantees, insurance assignments as well as cash balances, securities deposits or other assets held with the Group. Collateral held against commercial loans include primarily guarantees issued by export credit agencies, other guarantees, private risk insurance, asset pledges and assets held with the Group (e.g., cash, securities deposits and others). Lombard loans are collateralized by pledged financial assets mainly in the form of cash, shares, bonds, investment fund units and money market instruments as well as life insurance policies and bank guarantees. Residential mortgages are secured by mortgage notes on residential real estate, life insurance policies as well as cash balances, securities deposits or other assets held with the Group. Aviation and yacht finance exposures are collateralized by aircraft mortgages of business jets and vessel mortgages on yachts, respectively, as well as corporate and/or personal guarantees, cash balances, securities deposits or other assets held with the

Group. Collateral-dependent loans increased in 1Q22, mainly driven by increases in aviation and yacht finance and commercial loans, partially offset by decreases in ship finance and lombard loans. The overall collateral coverage ratio increased from 87% as of the end of 4Q21 to 89% as of the end of 1Q22, mainly driven by increases in higher collateralized exposures.
Collateral-dependent financial assets managed by the recovery management function for Swiss Bank mainly include residential mortgages and commercial mortgages. Collateral held against residential mortgages includes mainly mortgage notes on residential real estate, pledged capital awards in retirement plans and life insurance policies. For commercial mortgages, collateral held includes primarily mortgage notes on commercial real estate and cash balances, securities deposits or other assets held with the Group. The overall collateral coverage ratio in relation to the collateral-dependent financial assets was stable at 86% as of the end of 1Q22 for residential and commercial mortgages.
Off-balance sheet credit exposures
> Refer to “Note 1 – Summary of significant accounting policies” and “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information on the main risk characteristics and on estimating the provisions for expected credit losses on off-balance sheet credit exposures.
Troubled debt restructurings and modifications
Restructured financing receivables held at amortized cost
	1Q22			4Q21			1Q21
in	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
CHF million, except where indicated
Commercial and industrial loans	4	69	47	2	9	9	10	371	367
Financial institutions	0	0	0	0	0	0	1	44	44
Total loans	4	69	47	2	9	9	11	415	411
In 1Q22, the loan modifications of the Group included extended loan repayment terms, including postponed loan amortizations and extended maturity date, an interest rate concession and a reduction of a loan commitment.
In 1Q22, 4Q21 and 1Q21, the Group did not have any restructured financing receivables held at amortized cost that defaulted within 12 months from the date of restructuring.
In March 2020, US federal banking regulators issued the “Interagency Statement on Loan Modifications and Reporting for Financial Institutions Working with Customers Affected by the Coronavirus (Revised)” (Interagency Statement). According to the Interagency Statement, short-term modifications made on a good faith basis in response to the COVID-19 crisis to borrowers that were otherwise current would not be considered to be troubled debt restructurings. This includes short-term modifications such as payment deferrals, fee waivers, repayment term extensions or payment delays that are insignificant. The Interagency Statement was developed in consultation with the FASB and the Group has applied this guidance. The Group has granted short-term modifications to certain borrowers due to the COVID-19 crisis in the form of deferrals of capital and interest payments that are within the scope of this guidance and the loans subject to those deferrals have not been reported as troubled debt restructurings in restructured loans.

20 Goodwill
1Q22	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Credit Suisse Group	[1]
Gross amount of goodwill (CHF million)
Balance at beginning of period	1,323	5,502	487	1,107	8,431
Foreign currency translation impact	5	0	2	7	14
Balance at end of period	1,328	5,502	489	1,114	8,445
Accumulated impairment (CHF million)
Balance at beginning of period	0	5,502	0	0	5,514
Impairment losses	0	0	0	0	0
Balance at end of period	0	5,502	0	0	5,514
Net book value (CHF million)
Net book value	1,328	0	489	1,114	2,931
1
Gross amount of goodwill and accumulated impairment include goodwill of CHF 12 million related to legacy business transferred to the former Strategic Resolution Unit in 4Q15 and fully written off at the time of transfer, in addition to the divisions disclosed.

In accordance with US GAAP, the Group continually assesses whether or not there has been a triggering event requiring a review of goodwill. The Group determined that the adverse market and economic conditions arising from Russia’s invasion of Ukraine constituted a triggering event for 1Q22 impacting all reporting units of the Group.
Based on its goodwill impairment analysis performed, the Group concluded that the estimated fair value for all of the reporting units with goodwill exceeded their related carrying values and no impairments were necessary as of March 31, 2022.
Effective January 1, 2022, the Group is organized into four reporting units – Wealth Management, Investment Bank, Swiss Bank and Asset Management.
The carrying value of each reporting unit for the purpose of the goodwill impairment test is determined by considering the reporting units’ risk-weighted assets usage, leverage ratio exposure, deferred tax assets, goodwill, intangible assets and other CET1 capital relevant adjustments. Any residual equity, after considering the total of these elements, is allocated to the reporting units on a pro-rata basis.
In estimating the fair value of its reporting units, the Group applies a combination of the market approach and the income approach. Under the market approach, consideration is given to price to projected earnings multiples or price to book value multiples for similarly traded companies and prices paid in recent transactions that have occurred in its industry or in related industries. Under the income approach, a discount rate is applied that reflects the risk and uncertainty related to the reporting unit’s projected cash flows, which were determined from the Group’s financial plan.
In determining the estimated fair value, the Group relies upon its latest five-year financial plan. Estimates of the Group’s future earnings potential, and that of the reporting units, involve considerable judgment, including management’s view on future changes in market cycles, the regulatory environment and the anticipated result of the implementation of business strategies, competitive factors and assumptions concerning the retention of key employees.
The results of the impairment evaluation of each reporting unit’s goodwill would be significantly impacted by adverse changes in the underlying parameters used in the valuation process. If actual outcomes or the future outlook adversely differ from management’s best estimates of the key economic assumptions and associated cash flows applied in the valuation of the reporting unit, the Group could potentially incur material impairment charges in the future.

21 Other assets and other liabilities
end of	1Q22	4Q21
Other assets (CHF million)
Cash collateral on derivative instruments	9,262	7,659
Cash collateral on non-derivative transactions	412	395
Derivative instruments used for hedging	0	212
Assets held-for-sale	8,679	8,020
of which loans [1]	8,642	7,924
allowance for loans held-for-sale	(46)	(44)
of which real estate [2]	36	94
of which long-lived assets	1	2
Premises, equipment and right-of-use assets	7,390	7,305
Assets held for separate accounts	96	98
Interest and fees receivable	3,012	2,884
Deferred tax assets	4,052	3,707
Prepaid expenses	1,335	509
of which cloud computing arrangement implementation costs	56	52
Failed purchases	1,111	1,307
Defined benefit pension and post-retirement plan assets	4,306	4,215
Other	4,732	4,920
Other assets	44,387	41,231
Other liabilities (CHF million)
Cash collateral on derivative instruments	5,016	5,533
Cash collateral on non-derivative transactions	536	528
Derivative instruments used for hedging	115	10
Operating leases liabilities	2,611	2,591
Provisions	2,187	1,925
of which expected credit losses on off-balance sheet credit exposures	255	257
Restructuring liabilities	25	19
Liabilities held for separate accounts	96	98
Interest and fees payable	3,823	3,969
Current tax liabilities	648	685
Deferred tax liabilities	793	754
Failed sales	1,532	1,736
Defined benefit pension and post-retirement plan liabilities	351	353
Other	4,245	4,443
Other liabilities	21,978	22,644
1 Included as of the end of 1Q22 and 4Q21 were CHF 288 million and CHF 391 million, respectively, in restricted loans, which represented collateral on secured borrowings.
2
As of the end of 1Q22 and 4Q21, real estate held-for-sale included foreclosed or repossessed real estate of CHF 8 million and CHF 8 million, respectively, of which CHF 8 million and CHF 8 million, respectively were related to residential real estate.

22 Long-term debt
Long-term debt
end of	1Q22	4Q21
Long-term debt (CHF million)
Senior	135,746	141,402
Subordinated	23,099	24,103
Non-recourse liabilities from consolidated VIEs	1,475	1,391
Long-term debt	160,320	166,896
of which reported at fair value	66,270	68,722
of which structured notes	42,086	43,126
Structured notes by product
end of	1Q22	4Q21
Structured notes by product (CHF million)
Equity	28,224	28,681
Fixed income	11,081	11,678
Credit	2,385	2,363
Other	396	404
Total structured notes	42,086	43,126
23 Accumulated other comprehensive income and additional share information
Accumulated other comprehensive income/(loss)
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	[1]	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Gains/ (losses) on liabilities relating to credit risk	AOCI
1Q22 (CHF million)
Balance at beginning of period	(95)	(16,739)	13		(2,705)	365	(2,165)	(21,326)
Increase/(decrease)	(601)	179	(5)		(1)	0	1,050	622
Reclassification adjustments, included in net income/(loss)	2	0	0		62	(17)	11	58
Total increase/(decrease)	(599)	179	(5)		61	(17)	1,061	680
Balance at end of period	(694)	(16,560)	8		(2,644)	348	(1,104)	(20,646)
4Q21 (CHF million)
Balance at beginning of period	18	(15,873)	14		(3,529)	385	(2,228)	(21,213)
Increase/(decrease)	(110)	(870)	(1)		745	4	53	(179)
Reclassification adjustments, included in net income/(loss)	(3)	4	0		79	(24)	10	66
Total increase/(decrease)	(113)	(866)	(1)		824	(20)	63	(113)
Balance at end of period	(95)	(16,739)	13		(2,705)	365	(2,165)	(21,326)
1Q21 (CHF million)
Balance at beginning of period	206	(17,528)	13		(3,727)	456	(2,570)	(23,150)
Increase/(decrease)	(91)	1,994	0		(3)	0	505	2,405
Reclassification adjustments, included in net income/(loss)	(12)	0	0		68	(24)	46	78
Total increase/(decrease)	(103)	1,994	0		65	(24)	551	2,483
Balance at end of period	103	(15,534)	13		(3,662)	432	(2,019)	(20,667)
1 No impairments on available-for-sale debt securities were recognized in net income/(loss) in 1Q22, 4Q21 and 1Q21.
Details of significant reclassification adjustments
in	1Q22	4Q21	1Q21
Reclassification adjustments, included in net income/(loss) (CHF million)
Actuarial gains/(losses)
Amortization of recognized actuarial losses [1]	76	97	83
Tax expense/(benefit)	(14)	(18)	(15)
Net of tax	62	79	68
Net prior service credit/(cost)
Amortization of recognized prior service credit/(cost) [1]	(21)	(30)	(30)
Tax expense	4	6	6
Net of tax	(17)	(24)	(24)
1 These components are included in the computation of total benefit costs. Refer to "Note 27 – Pension and other post-retirement benefits" for further information.

Additional share information
	1Q22		4Q21		1Q21
Common shares issued
Balance at beginning of period	2,650,747,720		2,650,747,720		2,447,747,720
Balance at end of period	2,650,747,720		2,650,747,720		2,447,747,720
Treasury shares
Balance at beginning of period	(81,063,211)		(258,640,279)		(41,602,841)
Sale of treasury shares	578,094,705		486,314,294		552,731,383
Repurchase of treasury shares	(597,407,387)		(512,545,945)		(599,319,336)
Conversion of mandatory convertible notes	0		202,159,031		0
Share-based compensation	5,731,642		1,649,688		4,453,312
Balance at end of period	(94,644,251)		(81,063,211)		(83,737,482)
Common shares outstanding
Balance at end of period	2,556,103,469	[1]	2,569,684,509	[1]	2,364,010,238	[2]
1
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 450,000,000 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 111,524,164 of these shares were reserved for capital instruments.

2
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 653,000,000 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 111,193,477 of these shares were reserved for capital instruments.

24 Offsetting of financial assets and financial liabilities
The disclosures set out in the tables below include derivatives, reverse repurchase and repurchase agreements, and securities lending and borrowing transactions that:
■ are offset in the Group’s consolidated balance sheets; or
■ are subject to an enforceable master netting agreement or similar agreement (enforceable master netting agreements), irrespective of whether they are offset in the Group’s consolidated balance sheets.
Similar agreements include derivative clearing agreements, global master repurchase agreements and global master securities lending agreements.
Derivatives
The Group transacts bilateral over-the-counter (OTC) derivatives (OTC derivatives) mainly under International Swaps and Derivatives Association (ISDA) Master Agreements and Swiss Master Agreements for OTC derivative instruments. These agreements provide for the net settlement of all transactions under the agreement through a single payment in the event of default or termination under the agreement. They allow the Group to offset balances from derivative assets and liabilities as well as the receivables and payables to related cash collateral transacted with the same counterparty. Collateral for OTC derivatives is received and provided in the form of cash and marketable securities. Such collateral may be subject to the standard industry terms of an ISDA Credit Support Annex. The terms of an ISDA Credit Support Annex provide that securities received or provided as collateral may be pledged or sold during the term of the transactions and must be returned upon maturity of the transaction. These terms also give each counterparty the right to terminate the related transactions upon the other counterparty’s failure to post collateral. Financial collateral received or pledged for OTC derivatives may also be subject to collateral agreements which restrict the use of financial collateral.
For derivatives transacted with exchanges (exchange-traded derivatives) and central clearing counterparties (OTC-cleared derivatives), positive and negative replacement values (PRV/NRV) and related cash collateral may be offset if the terms of the rules and regulations governing these exchanges and central clearing counterparties permit such netting and offset.
Where no such agreements or terms exist, fair values are recorded on a gross basis.
Exchange-traded derivatives or OTC-cleared derivatives, which are fully margined and for which the daily margin payments constitute settlement of the outstanding exposure, are not included in the offsetting disclosures because they are not subject to offsetting due to the daily settlement. The daily margin payments, which are not settled until the next settlement cycle is conducted, are presented in brokerage receivables or brokerage payables. The notional amount for these daily settled derivatives is included in the fair value of derivative instruments table in “Note 28 – Derivatives and hedging activities”.
Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value. There is an exception for certain bifurcatable hybrid debt instruments which the Group did not elect to account for at fair value. However, these bifurcated embedded derivatives are generally not subject to enforceable master netting agreements and are not recorded as derivative instruments under trading assets and liabilities or other assets and other liabilities. Information on bifurcated embedded derivatives has therefore not been included in the offsetting disclosures.
The following table presents the gross amount of derivatives subject to enforceable master netting agreements by contract and transaction type, the amount of offsetting, the amount of derivatives not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.

Offsetting of derivatives
	1Q22		4Q21
end of	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross derivatives subject to enforceable master netting agreements (CHF billion)
OTC-cleared	9.1	10.0	4.4	4.0
OTC	37.1	33.8	44.4	40.3
Exchange-traded	0.1	0.0	0.1	0.0
Interest rate products	46.3	43.8	48.9	44.3
OTC-cleared	0.6	0.6	0.2	0.2
OTC	22.7	23.6	20.0	22.0
Exchange-traded	0.1	0.0	0.0	0.0
Foreign exchange products	23.4	24.2	20.2	22.2
OTC	7.3	10.7	8.2	13.0
Exchange-traded	23.1	23.0	22.7	21.4
Equity/index-related products	30.4	33.7	30.9	34.4
OTC-cleared	1.1	1.1	1.3	1.4
OTC	2.9	3.9	3.3	4.3
Credit derivatives	4.0	5.0	4.6	5.7
OTC-cleared	0.1	0.0	0.0	0.0
OTC	1.4	0.9	1.4	0.5
Exchange-traded	0.1	0.1	0.1	0.1
Other products [1]	1.6	1.0	1.5	0.6
OTC-cleared	10.9	11.7	5.9	5.6
OTC	71.4	72.9	77.3	80.1
Exchange-traded	23.4	23.1	22.9	21.5
Total gross derivatives subject to enforceable master netting agreements	105.7	107.7	106.1	107.2
Offsetting (CHF billion)
OTC-cleared	(10.5)	(10.5)	(5.6)	(5.3)
OTC	(62.0)	(67.1)	(68.4)	(74.6)
Exchange-traded	(22.5)	(22.5)	(21.0)	(21.0)
Offsetting	(95.0)	(100.1)	(95.0)	(100.9)
of which counterparty netting	(85.0)	(85.0)	(83.0)	(83.0)
of which cash collateral netting	(10.0)	(15.1)	(12.0)	(17.9)
Net derivatives presented in the consolidated balance sheets (CHF billion)
OTC-cleared	0.4	1.2	0.3	0.3
OTC	9.4	5.8	8.9	5.5
Exchange-traded	0.9	0.6	1.9	0.5
Total net derivatives subject to enforceable master netting agreements	10.7	7.6	11.1	6.3
Total derivatives not subject to enforceable master netting agreements [2]	6.1	4.5	6.7	4.3
Total net derivatives presented in the consolidated balance sheets	16.8	12.1	17.8	10.6
of which recorded in trading assets and trading liabilities	16.8	12.0	17.6	10.6
of which recorded in other assets and other liabilities	0.0	0.1	0.2	0.0
1 Primarily precious metals, commodity and energy products.
2 Represents derivatives where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.
Reverse repurchase and repurchase agreements and securities lending and borrowing transactions
Reverse repurchase and repurchase agreements are generally covered by master repurchase agreements. In certain situations, for example, in the event of default, all contracts under the agreements are terminated and are settled net in one single payment. Master repurchase agreements also include payment or settlement netting provisions in the normal course of business that state that all amounts in the same currency payable by each party to the other under any transaction or otherwise under the master repurchase agreement on the same date shall be set off.
As permitted by US GAAP the Group has elected to net transactions under such agreements in the consolidated balance sheet when specific conditions are met. Transactions are netted if, among other conditions, they are executed with the same counterparty, have the same explicit settlement date specified at the inception of the transactions, are settled through the same securities transfer system and are subject to the same enforceable master netting agreement. The amounts offset are measured on the same basis as the underlying transaction (i.e., on an accrual basis or fair value basis).
Securities lending and borrowing transactions are generally executed under master securities lending agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreement are terminated and are settled net in one single payment. Transactions under these agreements are netted in the consolidated balance sheets if they meet the same right of offset criteria as for reverse repurchase and repurchase agreements. In general, most securities lending and borrowing transactions do not meet the criterion of having the same settlement date specified at inception of the transaction, and therefore they are not eligible for netting in the consolidated balance sheets. However, securities lending and borrowing transactions with explicit maturity dates may be eligible for netting in the consolidated balance sheets.
Reverse repurchase and repurchase agreements are collateralized principally by government securities, money market instruments and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time. In the event of counterparty default, the reverse repurchase agreement or securities lending agreement provides the Group with the right to liquidate the collateral held. As is the case in the Group’s normal course of business, a significant portion of the collateral received that may be sold or repledged was sold or repledged as of the end of 1Q22 and 4Q21. In certain circumstances, financial collateral received may be restricted during the term of the agreement (e.g., in tri-party arrangements).
The following table presents the gross amount of securities purchased under resale agreements and securities borrowing transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities purchased under resale agreements and securities borrowing transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.
Offsetting of securities purchased under resale agreements and securities borrowing transactions
	1Q22				4Q21
end of	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities purchased under resale agreements and securities borrowing transactions (CHF billion)
Securities purchased under resale agreements	73.8	(15.8)	58.0		74.1	(16.6)	57.5
Securities borrowing transactions	14.7	0.0	14.7		22.2	0.0	22.2
Total subject to enforceable master netting agreements	88.5	(15.8)	72.7		96.3	(16.6)	79.7
Total not subject to enforceable master netting agreements [1]	22.6	–	22.6		24.2	–	24.2
Total	111.1	(15.8)	95.3	[2]	120.5	(16.6)	103.9	[2]
1
Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 71,059 million and CHF 68,623 million of the total net amount as of the end of 1Q22 and 4Q21, respectively, are reported at fair value.
The following table presents the gross amount of securities sold under repurchase agreements and securities lending transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities sold under repurchase agreements and securities lending transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.

Offsetting of securities sold under repurchase agreements and securities lending transactions
	1Q22				4Q21
end of	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities sold under repurchase agreements and securities lending transactions (CHF billion)
Securities sold under repurchase agreements	29.7	(15.8)	13.9		32.2	(16.6)	15.6
Securities lending transactions	8.8	0.0	8.8		15.4	0.0	15.4
Obligation to return securities received as collateral, at fair value	7.9	0.0	7.9		14.7	0.0	14.7
Total subject to enforceable master netting agreements	46.4	(15.8)	30.6		62.3	(16.6)	45.7
Total not subject to enforceable master netting agreements [1]	5.2	–	5.2		4.6	–	4.6
Total	51.6	(15.8)	35.8		66.9	(16.6)	50.3
of which securities sold under repurchase agreements and securities lending transactions	43.5	(15.8)	27.7	[2]	51.9	(16.6)	35.3	[2]
of which obligation to return securities received as collateral, at fair value	8.1	0.0	8.1		15.0	0.0	15.0
1
Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 12,766 million and CHF 13,213 million of the total net amount as of the end of 1Q22 and 4Q21, respectively, are reported at fair value.
The following table presents the net amount presented in the consolidated balance sheets of financial assets and liabilities subject to enforceable master netting agreements and the gross amount of financial instruments and cash collateral not offset in the consolidated balance sheets. The table excludes derivatives, reverse repurchase and repurchase agreements and securities lending and borrowing transactions not subject to enforceable master netting agreements where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place. Net exposure reflects risk mitigation in the form of collateral.
Amounts not offset in the consolidated balance sheets
	1Q22						4Q21
end of	Net book value	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure	Net book value	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure
Financial assets subject to enforceable master netting agreements (CHF billion)
Derivatives	10.7	4.3		0.1		6.3	11.1	4.5		0.0		6.6
Securities purchased under resale agreements	58.0	58.0		0.0		0.0	57.5	57.5		0.0		0.0
Securities borrowing transactions	14.7	14.0		0.0		0.7	22.2	21.9		0.0		0.3
Total financial assets subject to enforceable master netting agreements	83.4	76.3		0.1		7.0	90.8	83.9		0.0		6.9
Financial liabilities subject to enforceable master netting agreements (CHF billion)
Derivatives	7.6	2.9		0.0		4.7	6.3	1.3		0.0		5.0
Securities sold under repurchase agreements	13.9	13.8		0.1		0.0	15.6	15.5		0.1		0.0
Securities lending transactions	8.8	8.7		0.0		0.1	15.4	15.3		0.0		0.1
Obligation to return securities received as collateral, at fair value	7.9	7.5		0.0		0.4	14.7	13.0		0.0		1.7
Total financial liabilities subject to enforceable master netting agreements	38.2	32.9		0.1		5.2	52.0	45.1		0.1		6.8
1
The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated balance sheets and therefore any over-collateralization of these positions is not included.

Net exposure is subject to further credit mitigation through the transfer of the exposure to other market counterparties by the use of credit default swaps and credit insurance contracts. Therefore, the net exposure presented in the table above is not representative of the Group’s counterparty exposure.

25 Tax
The 1Q22 income tax benefit of CHF 151 million, resulting in an effective tax rate of 35.3% for the quarter, mainly reflected the estimated effective tax rate for the full year, as applied to the 1Q22 results in accordance with ASC Topic 740 – Income Taxes – Interim Reporting. The main drivers of the full year estimated effective tax rate were the impact of the geographical mix of results, valuation allowances relating to current year earnings, and the non-deductible funding costs. Additionally, the 1Q22 tax benefit was negatively impacted by non-deductible provisions relating to a previously disclosed legal matter and a tax rate change in the UK, partially offset by the impact of the release of previously unrecognized tax benefits. The details of the 1Q22 tax rate reconciliation resulting from applying the estimated effective tax rate for the full year to the 1Q22 results are outlined below.
Net deferred tax assets related to NOL, net deferred tax assets on temporary differences and net deferred tax liabilities are presented in the following manner. Nettable gross deferred tax liabilities are allocated on a pro-rata basis to gross deferred tax assets on NOL and gross deferred tax assets on temporary differences. This approach is aligned with the underlying treatment of netting gross deferred tax assets and liabilities under the Basel framework. Valuation allowances have been allocated against such deferred tax assets on NOL first, with any remainder allocated to such deferred tax assets on temporary differences. This presentation is considered the most appropriate disclosure given the underlying nature of the gross deferred tax balances.
As of March 31, 2022, the Group had accumulated undistributed earnings from foreign subsidiaries of CHF 19.8 billion, which are considered indefinitely reinvested. The Group would need to accrue and pay taxes on these undistributed earnings if such earnings were repatriated. No deferred tax liability was recorded in respect of those amounts, as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
The Group is currently subject to ongoing tax audits, inquiries and litigation with the tax authorities in a number of jurisdictions, including Brazil, the Netherlands, Germany, the US, the UK and Switzerland. Although the timing of completion is uncertain, it is reasonably possible that some of these will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF 183 million in unrecognized tax benefits within 12 months of the reporting date.
The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Switzerland – 2019 (federal and Zurich cantonal level); Brazil – 2016; the UK – 2012; the Netherlands – 2011; and the US – 2010.
Effective tax rate
in	1Q22	4Q21	1Q21
Effective tax rate (%)	35.3	(25.0)	69.5
Tax expense reconciliation
in	1Q22
Income tax expense computed at the Swiss statutory tax rate of 18.5% (CHF million)	(79)
Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	(15)
Changes in tax law and rates	17
Other non-deductible expenses	30
Changes in deferred tax valuation allowance	(47)
Lower taxed income	15
Income taxable to noncontrolling interests	(2)
(Windfall tax benefits)/shortfall tax charges on share-based compensation	10
Other	(80)
Income tax expense/(benefit)	(151)
Foreign tax rate differential
1Q22 included a foreign tax impact of CHF 15 million, mainly driven by the estimated current year earnings mix.
Other non-deductible expenses
1Q22 included the impact of CHF 68 million from non-deductible provisions relating to a previously disclosed legal matter, partially offset by CHF 38 million relating to non-deductible interest expenses, other non-deductible expenses and the UK bank levy.
Changes in deferred tax valuation allowance
1Q22 included the impact of the estimated current year earnings, resulting in valuation allowances of CHF 47 million, mainly in respect of two of the Group’s operating entities in Switzerland, one of the Group’s operating entities in the UK and one of the Group’s operating entities in Japan.
Lower taxed income
1Q22 primarily included the impact of CHF 10 million related to non-taxable life insurance income and CHF 4 million related to non-taxable dividend income. The remaining balance included various smaller items.
Other
1Q22 included the impact of CHF 80 million, which mainly reflected the tax impact of CHF 38 million relating to a reversal of previously unrecognized tax benefits, CHF 21 million relating to prior years’ adjustments, CHF 9 million relating to an accounting standard implementation transition adjustment for own credit movements, CHF 7 million relating to withholding taxes and CHF 4 million relating to the current year base erosion and anti-abuse tax provision. The remaining balance included various smaller items.

Net deferred tax assets
end of	1Q22	4Q21
Net deferred tax assets (CHF million)
Deferred tax assets	4,052	3,707
of which net operating losses	1,307	881
of which deductible temporary differences	2,745	2,826
Deferred tax liabilities	(793)	(754)
Net deferred tax assets	3,259	2,953
26 Employee deferred compensation
The Group’s current and previous deferred compensation plans include share awards, performance share awards, Contingent Capital Awards (CCA), cash awards, retention awards and the Strategic Delivery Plan (SDP) awards.
> Refer to “Note 30 – Employee deferred compensation” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information.
The following tables show the compensation expense for deferred compensation awards recognized in the consolidated statements of operations, the estimated unrecognized expense for deferred compensation awards granted in 1Q22 and prior periods and the remaining requisite service period over which the unrecognized expense will be recognized. The estimated unrecognized compensation expense was based on the fair value of each award on the grant date and included the current estimated outcome of relevant performance criteria and estimated future forfeitures, but no estimate for future mark-to-market adjustments.
Deferred compensation expense
in	1Q22	4Q21	1Q21
Deferred compensation expense (CHF million)
Share awards	94	103	134
Performance share awards	55	6	109
Contingent Capital Awards	34	14	61
Cash awards	102	117	49
Retention awards	30	39	13
Strategic Delivery Plan	53	–	–
Total deferred compensation expense	368	279	366
Estimated unrecognized deferred compensation
end of	1Q22
Estimated unrecognized compensation expense (CHF million)
Share awards	466
Performance share awards	230
Contingent Capital Awards	164
Cash awards	996
Retention awards	251
Strategic Delivery Plan	559
Total	2,666

Aggregate remaining weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.4

1Q22 activity
In 1Q22, the Group granted share awards, performance share awards, CCA and upfront cash awards as part of the 2021 deferred variable compensation. Expense recognition for these awards began in 1Q22 and will continue over the remaining service or vesting period of each respective award.
Share awards
In 1Q22, the Group granted 34.5 million share awards at a weighted-average share price of CHF 8.43. Each share award granted entitles the holder of the award to receive one Group share, subject to service conditions. Share awards vest over three years with one third of the share awards vesting on each of the three anniversaries of the grant date (ratable vesting), with the exception of awards granted to individuals classified as material risk takers (MRTs), risk manager MRTs or senior managers or equivalents under the EU or UK Capital Requirements Directive V related provisions. As of February 2022, share awards granted to MRTs vest over four years with one quarter of the award vesting on each of the four anniversaries of the grant date. Share awards granted to risk manager MRTs vest over five years with one fifth of the award vesting on each of the five anniversaries of the grant date. Share awards granted to senior managers vest over seven years, with one fifth of the award vesting on each of the third to seventh anniversaries of the grant date. Share awards are expensed over the service period of the awards. The value of the share awards is solely dependent on the Group share price at the time of delivery.
Performance share awards
In 1Q22, the Group granted 19.1 million performance share awards at a weighted-average share price of CHF 8.38. Performance share awards are similar to share awards, except that the full balance of outstanding performance share awards, including those awarded in prior years, are subject to performance-based malus provisions.
Contingent Capital Awards
In 1Q22, the Group awarded CHF 75 million of CCA. CCA are scheduled to vest on the third anniversary of the grant date, other than those granted to individuals classified as MRTs, risk manager MRTs or senior managers or equivalents under the EU or UK Capital Requirements Directive V related provisions. As of February 2022, CCA granted to MRTs, risk manager MRTs and senior managers vest on the fourth, fifth and seventh anniversaries of the grant date, respectively, and will be expensed over the vesting period.
Cash awards
Deferred fixed cash awards
In 1Q22, the Group granted deferred fixed cash compensation of CHF 6 million to certain employees in the Americas. This compensation will be expensed mainly in the Investment Bank division over a three-year vesting period from the grant date. Amortization of deferred fixed cash compensation in 1Q22 totaled CHF 17 million, of which CHF 1 million was related to awards granted in 1Q22.
Upfront cash awards
In 1Q22, the Group granted upfront cash awards of CHF 799 million to certain managing directors and directors as part of their 2021 variable compensation. Amortization of this compensation in 1Q22 totaled CHF 77 million, of which CHF 66 million was related to awards granted in 1Q22.
Retention awards
In 1Q22, the Group granted deferred cash and share retention awards of CHF 45 million, mainly in the Investment Bank division. These awards will be expensed over the applicable vesting period from the grant date. Amortization of retention awards in 1Q22 totaled CHF 30 million, of which CHF 2 million was related to awards granted in 1Q22.
Strategic Delivery Plan
In 1Q22, the Group granted 62.6 million SDP deferred share-based awards at a weighted-average share price of CHF 8.49 to most managing directors and directors to incentivize the longer-term delivery of the Group’s strategic plan. Each SDP share award granted entitles the holder of the award to receive one Group share, subject to service conditions and performance-based metrics over the course of 2022-2024. SDP awards are scheduled to vest on the third anniversary of the grant date, with the exception of awards granted to individuals classified as MRTs, risk manager MRTs or senior managers or equivalents under the EU or UK Capital Requirements Directive V related provisions. SDP awards granted to MRTs vest in equal annual installments over two years, commencing on the third anniversary from the grant date. SDP awards granted to risk manager MRTs vest in equal annual installments over three years, while SDP awards granted to senior managers vest in equal annual installments over five years, both commencing on the third anniversary from the grant date.
In addition, the Compensation Committee will review and assess the overall success of the delivery of the strategic plan at a Group level over the three-year period (2022-2024) and may increase the SDP awards up to a maximum of 50% of the initial award amount.
Share-based award activity
	1Q22
Number of awards (in millions)	Share awards	Performance share awards	Strategic Delivery Plan
Share-based award activities
Balance at beginning of period	143.8	77.2	0.0
Granted	34.5	19.1	62.6
Settled	(4.8)	(5.1)	0.0
Forfeited	(2.7)	(1.2)	0.0
Balance at end of period	170.8	90.0	62.6
of which vested	57.7	34.6	0.2
of which unvested	113.1	55.4	62.4

27 Pension and other post-retirement benefits
The Group sponsors defined contribution pension plans, defined benefit pension plans and other post-retirement defined benefit plans. The Group recognized expenses of CHF 63 million, CHF 71 million and CHF 70 million, related to its defined contribution pension plans in 1Q22, 4Q21 and 1Q21, respectively.
> Refer to “Note 32 – Pension and other post-retirement benefits” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information.
The Group expects to contribute CHF 284 million to the Swiss and international defined benefit plans and other post-retirement defined benefit plans in 2022. As of the end of 1Q22, CHF 76 million of contributions have been made.
Components of net periodic benefit costs
in	1Q22	4Q21	1Q21
Net periodic benefit costs/(credits) (CHF million)
Service costs on benefit obligation	65	60	60
Interest costs on benefit obligation	25	16	15
Expected return on plan assets	(126)	(121)	(123)
Amortization of recognized prior service cost/(credit)	(21)	(30)	(29)
Amortization of recognized actuarial losses	73	91	93
Settlement losses/(gains)	3	6	(10)
Curtailment losses/(gains)	0	0	(1)
Special termination benefits	1	1	10
Net periodic benefit costs	20	23	15
Service costs on benefit obligation are reflected in compensation and benefits. Other components of net periodic benefit costs are reflected in general and administrative expenses or in restructuring expenses.

28 Derivatives and hedging activities
> Refer to “Note 33 – Derivatives and hedging activities” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information.
Fair value of derivative instruments
The tables below present gross derivative replacement values by type of contract and balance sheet location and whether the derivative is used for trading purposes or in a qualifying hedging relationship. Notional amounts have also been provided as an indication of the volume of derivative activity within the Group.
Information on bifurcated embedded derivatives has not been included in these tables. Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value.
> Refer to “Note 31 – Financial instruments” for further information.
Fair value of derivative instruments
	Trading			Hedging			[1]
end of 1Q22	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	1,929.3	6.4	6.2	0.0	0.0	0.0
Swaps	9,074.5	31.5	28.2	130.7	0.1	0.9
Options bought and sold (OTC)	704.7	9.9	9.6	0.0	0.0	0.0
Futures	161.7	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	39.7	0.1	0.0	0.0	0.0	0.0
Interest rate products	11,909.9	47.9	44.0	130.7	0.1	0.9
Forwards	1,011.6	9.9	9.8	15.9	0.1	0.1
Swaps	346.2	11.8	12.6	0.0	0.0	0.0
Options bought and sold (OTC)	195.8	2.5	2.5	0.0	0.0	0.0
Futures	14.3	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	2.9	0.0	0.0	0.0	0.0	0.0
Foreign exchange products	1,570.8	24.2	24.9	15.9	0.1	0.1
Forwards	1.1	0.1	0.1	0.0	0.0	0.0
Swaps	63.1	1.7	1.6	0.0	0.0	0.0
Options bought and sold (OTC)	232.5	8.4	10.9	0.0	0.0	0.0
Futures	45.4	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	552.0	23.2	23.0	0.0	0.0	0.0
Equity/index-related products	894.1	33.4	35.6	0.0	0.0	0.0
Credit derivatives [2]	620.5	4.4	5.6	0.0	0.0	0.0
Forwards	12.9	0.1	0.1	0.0	0.0	0.0
Swaps	11.7	1.2	0.8	0.0	0.0	0.0
Options bought and sold (OTC)	11.2	0.2	0.1	0.0	0.0	0.0
Futures	14.4	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	11.4	0.2	0.1	0.0	0.0	0.0
Other products [3]	61.6	1.7	1.1	0.0	0.0	0.0
Total derivative instruments	15,056.9	111.6	111.2	146.6	0.2	1.0
The notional amount, PRV and NRV (trading and hedging) was CHF 15,203.5 billion, CHF 111.8 billion and CHF 112.2 billion, respectively, as of March 31, 2022.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.

Fair value of derivative instruments (continued)
	Trading			Hedging			[1]
end of 4Q21	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	1,736.0	0.9	0.9	0.0	0.0	0.0
Swaps	8,810.0	36.8	33.0	131.4	0.4	0.2
Options bought and sold (OTC)	779.0	11.5	10.9	0.0	0.0	0.0
Futures	144.5	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	71.6	0.1	0.0	0.0	0.0	0.0
Interest rate products	11,541.1	49.3	44.8	131.4	0.4	0.2
Forwards	1,052.9	7.6	8.2	21.1	0.1	0.1
Swaps	345.3	11.3	12.4	0.0	0.0	0.0
Options bought and sold (OTC)	174.9	2.0	2.2	0.0	0.0	0.0
Futures	10.3	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	1.6	0.0	0.0	0.0	0.0	0.0
Foreign exchange products	1,585.0	20.9	22.8	21.1	0.1	0.1
Forwards	0.9	0.1	0.0	0.0	0.0	0.0
Swaps	94.7	1.4	2.6	0.0	0.0	0.0
Options bought and sold (OTC)	243.9	11.1	12.5	0.0	0.0	0.0
Futures	46.3	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	535.8	22.9	21.5	0.0	0.0	0.0
Equity/index-related products	921.6	35.5	36.6	0.0	0.0	0.0
Credit derivatives [2]	506.8	5.0	6.3	0.0	0.0	0.0
Forwards	9.9	0.2	0.1	0.0	0.0	0.0
Swaps	12.0	1.1	0.4	0.0	0.0	0.0
Options bought and sold (OTC)	11.1	0.2	0.1	0.0	0.0	0.0
Futures	11.1	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	9.2	0.1	0.1	0.0	0.0	0.0
Other products [3]	53.3	1.6	0.7	0.0	0.0	0.0
Total derivative instruments	14,607.8	112.3	111.2	152.5	0.5	0.3
The notional amount, PRV and NRV (trading and hedging) was CHF 14,760.3 billion, CHF 112.8 billion and CHF 111.5 billion, respectively, as of December 31, 2021.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.
Netting of derivative instruments
> Refer to “Derivatives” in Note 24 – Offsetting of financial assets and financial liabilities for further information on the netting of derivative instruments.
Gains or (losses) on fair value hedges
in	1Q22	4Q21	1Q21
Interest rate products (CHF million)
Hedged items [1]	1,756	546	1,156
Derivatives designated as hedging instruments [1]	(1,679)	(513)	(1,096)
The accrued interest on fair value hedges is recorded in net interest income and is excluded from this table.
1 Included in net interest income.

Hedged items in fair value hedges
	3M22					3M21
	Hedged items					Hedged items
end of	Carrying amount	Hedging adjustments	[1]	Discontinued hedges	[2]	Carrying amount	Hedging adjustments	[1]	Discontinued hedges	[2]
Assets (CHF billion)
Investment securities	0.8	(0.1)		0.0		0.5	0.0		0.0
Net loans	18.6	(0.9)		0.1		22.7	(0.1)		0.5
Liabilities (CHF billion)
Long-term debt	68.2	(1.6)		(0.5)		72.2	0.9		0.4
1 Relates to the cumulative amount of fair value hedging adjustments included in the carrying amount.
2 Relates to the cumulative amount of fair value hedging adjustments remaining for any hedged items for which hedge accounting has been discontinued.
Cash flow hedges
in	1Q22	4Q21	1Q21
Interest rate products (CHF million)
Gains/(losses) recognized in AOCI on derivatives	(650)	(163)	(96)
Gains/(losses) reclassified from AOCI into interest and dividend income	4	1	3
Foreign exchange products (CHF million)
Gains/(losses) recognized in AOCI on derivatives	(14)	1	4
Total other operating expenses	(6)	2	10
Gains/(losses) reclassified from AOCI into income	(6)	2	10
Gains/(losses) excluded from the assessment of effectiveness reported in trading revenues	0	0	0
1 Related to the forward points of a foreign currency forward.
As of the end of 1Q22, the maximum length of time over which the Group hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was 12 months.
The net loss associated with cash flow hedges expected to be reclassified from AOCI within the next 12 months is CHF 275 million.
Net investment hedges
in	1Q22	4Q21	1Q21
Foreign exchange products (CHF million)
Gains/(losses) recognized in the cumulative translation adjustments section of AOCI	(122)	123	(262)
Gains/(losses) reclassified from the cumulative translation adjustments section of AOCI into other revenues	0	(1)	0
The Group includes all derivative instruments not included in hedge accounting relationships in its trading activities.
> Refer to “Note 7 – Trading revenues” for gains and losses on trading activities by product type.

Disclosures relating to contingent credit risk
Certain of the Group’s derivative instruments contain provisions that require it to maintain a specified credit rating from each of the major credit rating agencies. If the ratings fall below the level specified in the contract, the counterparties to the agreements could request payment of additional collateral on those derivative instruments that are in a net liability position. Certain of the derivative contracts also provide for termination of the contract, generally upon a downgrade of either the Group or the counterparty. Such derivative contracts are reflected at close-out costs.
The following table provides the Group’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and SPEs that include credit support agreements, the related collateral posted and the additional collateral required in a one-notch, two-notch and a three-notch downgrade event, respectively. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure is the contractual amount that is used to determine the collateral payable in the event of a downgrade. The contractual amount could include both the NRV and a percentage of the notional value of the derivative.
Contingent credit risk
	1Q22				4Q21
end of	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total
Contingent credit risk (CHF billion)
Current net exposure	1.8	0.0	0.3	2.1	2.3	0.0	0.3	2.6
Collateral posted	1.5	0.0	–	1.5	1.9	0.0	–	1.9
Impact of a one-notch downgrade event	0.1	0.0	0.0	0.1	0.1	0.0	0.0	0.1
Impact of a two-notch downgrade event	0.2	0.0	0.0	0.2	0.2	0.0	0.0	0.2
Impact of a three-notch downgrade event	0.7	0.0	0.1	0.8	0.7	0.0	0.1	0.8
The impact of a downgrade event reflects the amount of additional collateral required for bilateral counterparties and special purpose entities and the amount of additional termination expenses for accelerated terminations, respectively.

Credit derivatives
> Refer to “Note 33 – Derivatives and hedging activities” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information on credit derivatives.
Credit protection sold/purchased
The following tables do not include all credit derivatives and differ from the credit derivatives in the “Fair value of derivative instruments” tables. This is due to the exclusion of certain credit derivative instruments under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit risk-related events specified in the contract.
Total return swaps (TRS) of CHF 11.7 billion and CHF 12.0 billion as of the end of 1Q22 and 4Q21 were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.

Credit protection sold/purchased
	1Q22							4Q21
end of	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold
Single-name instruments (CHF billion)
Investment grade [2]	(65.2)	60.9		(4.3)	10.4		0.5	(60.2)	55.6		(4.6)	10.1		0.6
Non-investment grade	(32.1)	28.9		(3.2)	8.7		0.1	(31.5)	28.9		(2.6)	7.9		0.4
Total single-name instruments	(97.3)	89.8		(7.5)	19.1		0.6	(91.7)	84.5		(7.2)	18.0		1.0
of which sovereign	(14.6)	13.3		(1.3)	4.0		(0.1)	(13.5)	12.2		(1.3)	4.0		(0.1)
of which non-sovereign	(82.7)	76.5		(6.2)	15.1		0.7	(78.2)	72.3		(5.9)	14.0		1.1
Multi-name instruments (CHF billion)
Investment grade [2]	(140.2)	134.7		(5.5)	25.9		0.3	(102.9)	96.0		(6.9)	20.2		0.7
Non-investment grade	(41.3)	38.5		(2.8)	11.8	[3]	(0.4)	(35.7)	33.2		(2.5)	12.6	[3]	(0.5)
Total multi-name instruments	(181.5)	173.2		(8.3)	37.7		(0.1)	(138.6)	129.2		(9.4)	32.8		0.2
of which non-sovereign	(181.5)	173.2		(8.3)	37.7		(0.1)	(138.6)	129.2		(9.4)	32.8		0.2
Total instruments (CHF billion)
Investment grade [2]	(205.4)	195.6		(9.8)	36.3		0.8	(163.1)	151.6		(11.5)	30.3		1.3
Non-investment grade	(73.4)	67.4		(6.0)	20.5		(0.3)	(67.2)	62.1		(5.1)	20.5		(0.1)
Total instruments	(278.8)	263.0		(15.8)	56.8		0.5	(230.3)	213.7		(16.6)	50.8		1.2
of which sovereign	(14.6)	13.3		(1.3)	4.0		(0.1)	(13.5)	12.2		(1.3)	4.0		(0.1)
of which non-sovereign	(264.2)	249.7		(14.5)	52.8		0.6	(216.8)	201.5		(15.3)	46.8		1.3
1 Represents credit protection purchased with identical underlyings and recoveries.
2 Based on internal ratings of BBB and above.
3 Includes synthetic securitized loan portfolios.
Credit protection sold
Credit protection sold is the maximum potential payout, which is based on the notional value of derivatives and represents the amount of future payments that the Group would be required to make as a result of credit risk-related events.
Credit protection purchased
Credit protection purchased represents those instruments where the underlying reference instrument is identical to the reference instrument of the credit protection sold.
Other protection purchased
In the normal course of business, the Group purchases protection to offset the risk of credit protection sold that may have similar, but not identical, reference instruments and may use similar, but not identical, products, which reduces the total credit derivative exposure. Other protection purchased is based on the notional value of the instruments.
Fair value of credit protection sold
The fair values of the credit protection sold give an indication of the amount of payment risk, as the negative fair values increase when the potential payment under the derivative contracts becomes more probable.
The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.
Credit derivatives
end of	1Q22	4Q21
Credit derivatives (CHF billion)
Credit protection sold	278.8	230.3
Credit protection purchased	263.0	213.7
Other protection purchased	56.8	50.8
Other instruments [1]	21.9	12.0
Total credit derivatives	620.5	506.8
1 Consists of total return swaps and other derivative instruments.
The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total
1Q22 (CHF billion)
Single-name instruments	14.7	75.3	7.3	97.3
Multi-name instruments	60.5	96.6	24.4	181.5
Total instruments	75.2	171.9	31.7	278.8
4Q21 (CHF billion)
Single-name instruments	14.4	73.6	3.7	91.7
Multi-name instruments	39.9	88.3	10.4	138.6
Total instruments	54.3	161.9	14.1	230.3

29 Guarantees and commitments
Guarantees
In the ordinary course of business, guarantees are provided that contingently obligate the Group to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing or other contractual arrangement. The total gross amount disclosed within the Guarantees table reflects the maximum potential payment under the guarantees. The carrying value represents the higher of the initial fair value (generally the related fee received or receivable) less cumulative amortization and the Group’s current best estimate of payments that will be required under existing guarantee arrangements.
Guarantees provided by the Group are classified as follows: credit guarantees and similar instruments, performance guarantees and similar instruments, derivatives and other guarantees.
> Refer to “Guarantees” in VI – Consolidated financial statements – Credit Suisse Group – Note 34 – Guarantees and commitments in the Credit Suisse Annual Report 2021 for a detailed description of guarantees.
Guarantees
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received
1Q22 (CHF million)
Credit guarantees and similar instruments	2,942	1,837	4,779	4,717		30	2,931
Performance guarantees and similar instruments	4,471	2,992	7,463	6,390		41	3,714
Derivatives [2]	5,186	2,848	8,034	8,034		110	–	[3]
Other guarantees	3,798	2,261	6,059	6,049		70	3,257
Total guarantees	16,397	9,938	26,335	25,190		251	9,902
4Q21 (CHF million)
Credit guarantees and similar instruments	2,124	1,807	3,931	3,874		25	2,014
Performance guarantees and similar instruments	3,982	3,336	7,318	6,299		40	3,605
Derivatives [2]	5,374	3,547	8,921	8,921		289	–	[3]
Other guarantees	4,012	2,498	6,510	6,469		71	3,789
Total guarantees	15,492	11,188	26,680	25,563		425	9,408
1 Total net amount is computed as the gross amount less any participations.
2
Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Group had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments.

3 Collateral for derivatives accounted for as guarantees is not significant.
Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by FINMA or by the compulsory liquidation of another deposit-taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Group’s banking subsidiaries in Switzerland, the Group’s share in the deposit insurance guarantee program for the period July 1, 2021 to June 30, 2022 was CHF 0.5 billion. These deposit insurance guarantees were reflected in other guarantees.
Representations and warranties on residential mortgage loans sold
In connection with the Investment Bank division’s sale of US residential mortgage loans, the Group has provided certain representations and warranties relating to the loans sold. The Group has provided these representations and warranties relating to sales of loans to institutional investors, primarily banks, and non-agency, or private label, securitizations. The loans sold are primarily loans that the Group has purchased from other parties. The scope of representations and warranties, if any, depends on the transaction, but can include: ownership of the mortgage loans and legal capacity to sell the loans; loan-to-value ratios and other characteristics of the property, the borrower and the loan; validity of the liens securing the loans and absence of delinquent taxes or related liens; conformity to underwriting standards and completeness of documentation; and origination in compliance with law. If it is determined that representations and warranties were breached, the Group may be required to repurchase the related loans or indemnify the investors to make them whole for losses. Whether the Group will incur a loss in connection with repurchases and make whole payments depends on: the extent to which claims are made; the validity of such claims made within the statute of limitations (including the likelihood and ability to enforce claims); whether the Group can successfully claim against parties that sold loans to the Group and made representations and warranties to the Group; the residential real estate market, including the number of defaults; and whether the obligations of the securitization vehicles were guaranteed or insured by third parties.
Repurchase claims on residential mortgage loans sold that are subject to arbitration or litigation proceedings, or become so during the reporting period, are not included in this Guarantees and commitments disclosure but are addressed in litigation and related loss contingencies and provisions. The Group is involved in litigation relating to representations and warranties on residential mortgages sold.
> Refer to “Note 33 – Litigation” for further information.
Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees include disposal-related contingencies in connection with the sale of assets or businesses, and other indemnifications. These guarantees are not reflected in the “Guarantees” table.
> Refer to “Disposal-related contingencies and other indemnifications” in VI – Consolidated financial statements – Credit Suisse Group – Note 34 – Guarantees and commitments in the Credit Suisse Annual Report 2021 for a description of these guarantees.
Other commitments
Other commitments of the Group are classified as follows: irrevocable commitments under documentary credits, irrevocable loan commitments, forward reverse repurchase agreements and other commitments.
> Refer to “Other commitments” in VI – Consolidated financial statements – Credit Suisse Group – Note 34 – Guarantees and commitments in the Credit Suisse Annual Report 2021 for a description of these commitments.
Other commitments
	1Q22						4Q21
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received
Other commitments (CHF million)
Irrevocable commitments under documentary credits	4,509	76	4,585	4,362		2,409	4,796	116	4,912	4,602		2,801
Irrevocable loan commitments [2]	26,897	94,956	121,853	117,348		55,880	22,959	99,600	122,559	118,281		55,766
Forward reverse repurchase agreements	36	0	36	36		36	466	0	466	466		466
Other commitments	216	278	494	494		9	121	275	396	396		8
Total other commitments	31,658	95,310	126,968	122,240		58,334	28,342	99,991	128,333	123,745		59,041
1 Total net amount is computed as the gross amount less any participations.
2
Irrevocable loan commitments do not include a total gross amount of CHF 135,631 million and CHF 143,992 million of unused credit limits as of the end of 1Q22 and 4Q21, respectively, which were revocable at the Group's sole discretion upon notice to the client.

30 Transfers of financial assets and variable interest entities
In the normal course of business, the Group enters into transactions with, and makes use of, SPEs. An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it and is generally structured to isolate the SPE’s assets from creditors of other entities, including the Group. The principal uses of SPEs are to assist the Group and its clients in securitizing financial assets and creating investment products. The Group also uses SPEs for other client-driven activity, such as to facilitate financings, and for Group tax or regulatory purposes.
Transfers of financial assets
Securitizations
The majority of the Group’s securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using SPEs. In a typical securitization, the SPE purchases assets financed by proceeds received from the SPE’s issuance of debt and equity instruments, certificates, commercial paper (CP) and other notes of indebtedness. These assets and liabilities are recorded on the balance sheet of the SPE and not reflected on the Group’s consolidated balance sheet, unless either the Group sold the assets to the entity and the accounting requirements for sale were not met or the Group consolidates the SPE.
The Group purchases commercial and residential mortgages for the purpose of securitization and sells these mortgage loans to SPEs. These SPEs issue commercial mortgage-backed securities (CMBS), residential mortgage-backed securities (RMBS) and asset-backed securities (ABS) that are collateralized by the assets transferred to the SPE and that pay a return based on the returns on those assets. Investors in these mortgage-backed securities or ABS typically have recourse to the assets in the SPEs. Third-party guarantees may further enhance the creditworthiness of the assets. The investors and the SPEs have no recourse to the Group’s assets. The Group is typically an underwriter of, and makes a market in, these securities.
The Group also transacts in re-securitizations of previously issued RMBS. Typically, certificates issued out of an existing securitization vehicle are sold into a newly created and separate securitization vehicle. Often, these re-securitizations are initiated in order to re-securitize an existing security to give the investor an investment with different risk ratings or characteristics.
The Group also uses SPEs for other asset-backed financings relating to client-driven activity and for Group tax or regulatory purposes. Types of structures included in this category include managed collateralized loan obligations (CLOs), CLOs, leveraged finance, repack and other types of transactions, including life insurance structures, emerging market structures set up for financing, loan participation or loan origination purposes, and other alternative structures created for the purpose of investing in venture capital-like investments. CLOs are collateralized by loans transferred to the CLO vehicle and pay a return based on the returns on the loans. Leveraged finance structures are used to assist in the syndication of certain loans held by the Group, while repack structures are designed to give a client collateralized exposure to specific cash flows or credit risk backed by collateral purchased from the Group. In these asset-backed financing structures, investors typically only have recourse to the collateral of the SPE and do not have recourse to the Group’s assets.
When the Group transfers assets into an SPE, it must assess whether that transfer is accounted for as a sale of the assets. Transfers of assets may not meet sale requirements if the assets have not been legally isolated from the Group and/or if the Group’s continuing involvement is deemed to give it effective control over the assets. If the transfer is not deemed a sale, it is instead accounted for as a secured borrowing, with the transferred assets as collateral.
Gains and losses on securitization transactions depend, in part, on the carrying values of mortgages and loans involved in the transfer and are allocated between the assets sold and any beneficial interests retained according to the relative fair values at the date of sale.
The Group does not retain material servicing responsibilities from securitization activities.
The following table provides the gains or losses and proceeds from the transfer of assets relating to 1Q22 and 1Q21 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Group and the SPEs used in any securitizations in which the Group still has continuing involvement, regardless of when the securitization occurred.

Securitizations
in	1Q22	1Q21
Gains/(losses) and cash flows (CHF million)
CMBS
Net gain [1]	4	0
Proceeds from transfer of assets	1,451	823
Cash received on interests that continue to be held	9	17
RMBS
Net gain [1]	0	31
Proceeds from transfer of assets	4,948	10,306
Purchases of previously transferred financial assets or its underlying collateral	0	(591)
Servicing fees	0	1
Cash received on interests that continue to be held	320	130
Other asset-backed financings
Net gain [1]	10	20
Proceeds from transfer of assets	1,590	4,692
Purchases of previously transferred financial assets or its underlying collateral	(695)	(497)
Fees [2]	49	40
Cash received on interests that continue to be held	6	4
1
Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans.

2 Represents management fees and performance fees earned for investment management services provided to managed CLOs.
Continuing involvement in transferred financial assets
The Group may have continuing involvement in the financial assets that are transferred to an SPE, which may take several forms, including, but not limited to, servicing, recourse and guarantee arrangements, agreements to purchase or redeem transferred assets, derivative instruments, pledges of collateral and beneficial interests in the transferred assets.
> Refer to “Transfers of financial assets” in VI – Consolidated financial statements – Credit Suisse Group – Note 35 – Transfers of financial assets and variable interest entities in the Credit Suisse Annual Report 2021 for further information.
The following table provides the outstanding principal balance of assets to which the Group continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of the end of 1Q22 and 4Q21, regardless of when the transfer of assets occurred.
Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	1Q22	4Q21
CHF million
CMBS
Principal amount outstanding	18,760	15,428
Total assets of SPE	35,772	23,205
RMBS
Principal amount outstanding	53,984	56,990
Total assets of SPE	53,984	56,990
Other asset-backed financings
Principal amount outstanding	23,578	24,856
Total assets of SPE	56,525	57,797
Principal amount outstanding relates to assets transferred from the Group and does not include principal amounts for assets transferred from third parties.
Fair value of beneficial interests
The fair value measurement of the beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement is determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Group may utilize to hedge the inherent risks.
Key economic assumptions at the time of transfer
> Refer to “Note 31 – Financial instruments” for further information on the fair value hierarchy.
Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
	1Q22							1Q21
at time of transfer, in			CMBS				RMBS			CMBS				RMBS
CHF million, except where indicated
Fair value of beneficial interests			172				329			60				778
of which level 2			133				272			50				595
of which level 3			39				57			10				183
Weighted-average life, in years			6.0				9.8			5.2				6.3
Prepayment speed assumption (rate per annum), in % [1]			–	[2]	5.0	–	22.2			–	[2]	3.0	–	32.8
Cash flow discount rate (rate per annum), in % [3]	3.5	–	7.5		2.8	–	43.6	3.6	–	4.5		1.0	–	15.3
Expected credit losses (rate per annum), in % [4]	2.7	–	2.7		1.3	–	41.1	3.9	–	3.9		0.1	–	13.5
Transfers of assets in which the Group does not have beneficial interests are not included in this table.
1
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

2 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
3 The rate is based on the weighted-average yield on the beneficial interests.
4 The range of expected credit losses only reflects instruments with an expected credit loss greater than zero unless all of the instruments have an expected credit loss of zero.

Key economic assumptions as of the reporting date
The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of the end of 1Q22 and 4Q21.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
	1Q22											4Q21
end of			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]
CHF million, except where indicated
Fair value of beneficial interests			436				2,099			399				281				2,310			402
of which non-investment grade			71				282			26				55				370			27
Weighted-average life, in years			4.3				6.2			5.1				3.9				4.7			5.5
Prepayment speed assumption (rate per annum), in % [3]			–		4.8	–	36.7			–				–		5.1	–	41.9			–
Impact on fair value from 10% adverse change			–				(33.3)			–				–				(31.1)			–
Impact on fair value from 20% adverse change			–				(64.5)			–				–				(59.8)			–
Cash flow discount rate (rate per annum), in % [4]	3.1	–	52.5		0.8	–	43.6	0.6	–	29.4		1.7	–	50.7		0.7	–	35.5	0.3	–	14.7
Impact on fair value from 10% adverse change			(6.7)				(48.4)			(6.2)				(3.5)				(38.1)			(4.9)
Impact on fair value from 20% adverse change			(13.2)				(93.6)			(12.1)				(6.8)				(73.3)			(9.7)
Expected credit losses (rate per annum), in % [5]	0.9	–	9.6		0.7	–	41.1	0.5	–	26.9		0.6	–	8.4		0.4	–	34.2	0.7	–	13.3
Impact on fair value from 10% adverse change			(3.6)				(27.2)			(4.5)				(2.5)				(28.5)			(4.3)
Impact on fair value from 20% adverse change			(6.9)				(52.8)			(8.6)				(4.9)				(54.8)			(8.4)
1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
2 CDOs and CLOs within this category are generally structured to be protected from prepayment risk.
3
PSA is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the CPR assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

4 The rate is based on the weighted-average yield on the beneficial interests.
5 The range of expected credit losses only reflects instruments with an expected credit loss greater than zero unless all of the instruments have an expected credit loss of zero.
These sensitivities are hypothetical and do not reflect economic hedging activities. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the beneficial interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.
Transfers of financial assets where sale treatment was not achieved
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of the end of 1Q22 and 4Q21.
> Refer to “Note 32 – Assets pledged and collateral” for further information.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	1Q22	4Q21
CHF million
RMBS
Other assets	259	257
Liability to SPE, included in other liabilities	(259)	(257)
Other asset-backed financings
Trading assets	498	557
Other assets	148	200
Liability to SPE, included in other liabilities	(646)	(757)
Securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings
For securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings, US GAAP requires the disclosure of the collateral pledged and the associated risks to which a transferor continues to be exposed after the transfer. This provides an understanding of the nature and risks of short-term collateralized financing obtained through these types of transactions.

Securities sold under repurchase agreements and securities lending transactions represent collateralized financing transactions used to earn net interest income, increase liquidity or facilitate trading activities. These transactions are collateralized principally by government debt securities, corporate debt securities, asset-backed securities, equity securities and other collateral and have terms ranging from on demand to a longer period of time.
In the event of the Group’s default or a decline in fair value of collateral pledged, the repurchase agreement provides the counterparty with the right to liquidate the collateral held or request additional collateral. Similarly, in the event of the Group’s default, the securities lending transaction provides the counterparty the right to liquidate the securities borrowed.
The following tables provide the gross obligation relating to securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral by the class of collateral pledged and by remaining contractual maturity as of the end of 1Q22 and 4Q21.
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by class of collateral pledged
end of	1Q22	4Q21
CHF billion
Government debt securities	18.8	15.9
Corporate debt securities	9.6	9.6
Asset-backed securities	2.2	4.6
Equity securities	0.5	0.5
Other	3.5	5.6
Securities sold under repurchase agreements	34.6	36.2
Government debt securities	8.1	13.9
Corporate debt securities	0.3	0.3
Asset-backed securities	0.0	0.3
Equity securities	0.5	1.0
Other	0.0	0.2
Securities lending transactions	8.9	15.7
Government debt securities	4.3	3.6
Corporate debt securities	1.0	0.6
Equity securities	2.8	10.8
Obligation to return securities received as collateral, at fair value	8.1	15.0
Total	51.6	66.9
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by remaining contractual maturity
			Remaining contractual maturities
end of	No stated maturity	[1]	Up to 30 days	[2]	31–90 days	More than 90 days	Total
1Q22 (CHF billion)
Securities sold under repurchase agreements	6.2		16.1		4.3	8.0	34.6
Securities lending transactions	0.9		0.3		1.5	6.2	8.9
Obligation to return securities received as collateral, at fair value	8.1		0.0		0.0	0.0	8.1
Total	15.2		16.4		5.8	14.2	51.6
4Q21 (CHF billion)
Securities sold under repurchase agreements	5.2		15.7		6.0	9.3	36.2
Securities lending transactions	2.3		1.7		1.6	10.1	15.7
Obligation to return securities received as collateral, at fair value	15.0		0.0		0.0	0.0	15.0
Total	22.5		17.4		7.6	19.4	66.9
1 Includes contracts with no contractual maturity that may contain termination arrangements subject to a notice period.
2 Includes overnight transactions.
> Refer to “Note 24 – Offsetting of financial assets and financial liabilities” for further information on the gross amount of securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral and the net amounts disclosed in the consolidated balance sheets.

Variable interest entities
As a normal part of its business, the Group engages in various transactions that include entities that are considered variable interest entities (VIEs) and are grouped into three primary categories: collateralized debt obligations (CDOs)/CLOs, CP conduits and financial intermediation.
> Refer to “Variable interest entities” in VI – Consolidated financial statements – Credit Suisse Group – Note 35 – Transfers of financial assets and variable interest entities in the Credit Suisse Annual Report 2021 for a detailed description of VIEs, CDO/CLOs, CP conduit or financial intermediation.
Collateralized debt and loan obligations
The Group engages in CDO/CLO transactions to meet client and investor needs, earn fees and sell financial assets and, in the case of CLOs, loans. The Group may act as underwriter, placement agent or asset manager and may warehouse assets prior to the closing of a transaction.
Commercial paper conduit
The Group acts as the administrator and provider of liquidity and credit enhancement facilities for Alpine Securitization Ltd (Alpine), a multi-seller asset-backed CP conduit used for client and Group financing purposes. Alpine discloses to CP investors certain portfolio and asset data and submits its portfolio to rating agencies for public ratings on its CP. This CP conduit purchases assets such as loans and receivables or enters into reverse repurchase agreements and finances such activities through the issuance of CP backed by these assets. In addition to CP, Alpine may also issue term notes with maturities up to 30 months. The Group (including Alpine) can enter into liquidity facilities with third-party entities pursuant to which it may be required to purchase assets from these entities to provide them with liquidity and credit support. The financing transactions are structured to provide credit support in the form of over-collateralization and other asset-specific enhancements. Alpine is a separate legal entity that is wholly owned by the Group. However, its assets are available to satisfy only the claims of its creditors. In addition, the Group, as administrator and liquidity facility provider, has significant exposure to and power over the activities of Alpine. Alpine is considered a VIE for accounting purposes and the Group is deemed the primary beneficiary and consolidates this entity.
The overall average maturity of Alpine’s outstanding CP was approximately 178 days as of the end of 1Q22. Alpine’s CP was rated A-1(sf) by Standard & Poor’s and P-1(sf) by Moody’s and had exposures mainly in reverse repurchase agreements with a Group entity, consumer loans, solar loans and leases and aircraft loans and leases.
The Group’s financial commitment to this CP conduit consists of obligations under liquidity agreements. The liquidity agreements are asset-specific arrangements, which require the Group to provide short-term financing to the CP conduit or to purchase assets from the CP conduit in certain circumstances, including, but not limited to, a lack of liquidity in the CP market such that the CP conduit cannot refinance its obligations or a default of an underlying asset. The asset-specific credit enhancements provided by the client seller of the assets remain unchanged as a result of such a purchase. In entering into such agreements, the Group reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit.
The Group enters into liquidity facilities with CP conduits administrated and sponsored by third parties. These third-party CP conduits are considered to be VIEs for accounting purposes. The Group is not the primary beneficiary and does not consolidate these third-party CP conduits. The Group’s financial commitment to these third-party CP conduits consists of obligations under liquidity agreements. The liquidity agreements are asset-specific arrangements, which require the Group to provide short-term financing to the third-party CP conduits or to purchase assets from these CP conduits in certain circumstances, including, but not limited to, a lack of liquidity in the CP market such that the CP conduits cannot refinance their obligations or a default of an underlying asset. The asset-specific credit enhancements, if any, provided by the client seller of the assets remain unchanged as a result of such a purchase. In entering into such agreements, the Group reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit. In some situations, the Group can enter into liquidity facilities with these third-party CP conduits through Alpine.
The Group’s economic risks associated with the Alpine CP conduit and the third-party CP conduits are included in the Group’s risk management framework including counterparty, economic risk capital and scenario analysis.
Financial intermediation
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients.
Financial intermediation consists of securitizations, funds, loans and other vehicles.
Consolidated VIEs
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The Group consolidates all VIEs related to financial intermediation for which it is the primary beneficiary.
The consolidated VIEs table provides the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of the end of 1Q22 and 4Q21.

Consolidated VIEs in which the Group was the primary beneficiary
			Financial intermediation
end of	CDO/ CLO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total
1Q22 (CHF million)
Cash and due from banks	3	0	40	16	21	42	122
Trading assets	1	0	1,204	58	578	0	1,841
Other investments	0	0	0	79	719	148	946
Net loans	0	1,109	0	0	16	33	1,158
Other assets	159	23	730	43	148	673	1,776
of which loans held-for-sale	159	0	54	22	0	0	235
of which premises and equipment	0	0	0	0	26	0	26
Total assets of consolidated VIEs	163	1,132	1,974	196	1,482	896	5,843
Trading liabilities	2	0	0	0	7	0	9
Short-term borrowings	0	4,348	0	15	0	0	4,363
Long-term debt	33	0	1,394	0	3	45	1,475
Other liabilities	1	74	12	18	55	52	212
Total liabilities of consolidated VIEs	36	4,422	1,406	33	65	97	6,059
4Q21 (CHF million)
Cash and due from banks	0	1	42	25	27	13	108
Trading assets	0	0	1,158	54	610	0	1,822
Other investments	0	0	0	65	789	161	1,015
Net loans	0	1,022	317	0	28	33	1,400
Other assets	0	31	604	78	108	675	1,496
of which loans held-for-sale	0	0	50	23	0	1	74
of which premises and equipment	0	0	0	0	27	0	27
Total assets of consolidated VIEs	0	1,054	2,121	222	1,562	882	5,841
Trading liabilities	0	0	0	0	8	0	8
Short-term borrowings	0	4,337	0	15	0	0	4,352
Long-term debt	0	0	1,342	0	3	46	1,391
Other liabilities	0	67	1	20	60	83	231
Total liabilities of consolidated VIEs	0	4,404	1,343	35	71	129	5,982
Non-consolidated VIEs
The non-consolidated VIEs table provides the carrying amounts and classification of the assets of variable interests recorded in the Group’s consolidated balance sheets, maximum exposure to loss and total assets of the non-consolidated VIEs.
Certain VIEs have not been included in the following table, including VIEs structured by third parties in which the Group’s interest is in the form of securities held in the Group’s inventory, certain repurchase financings to funds and single-asset financing vehicles not sponsored by the Group to which the Group provides financing but has very little risk of loss due to over-collateralization and/or guarantees, failed sales where the Group does not have any other holdings and other entities out of scope.
> Refer to “Variable interest entities” in VI – Consolidated financial statements – Credit Suisse Group – Note 35 – Transfers of financial assets and variable interest entities in the Credit Suisse Annual Report 2021 for further information on non-consolidated VIEs.

Non-consolidated VIEs
				Financial intermediation
end of	CDO/ CLO	CP Conduit	[1]	Securi- tizations	Funds	Loans	Other	Total
1Q22 (CHF million)
Trading assets	254	0		4,923	891	13	2,460	8,541
Net loans	675	1,091		936	2,808	8,399	2,184	16,093
Other assets	7	0		20	105	0	700	832
Total variable interest assets	936	1,091		5,879	3,804	8,412	5,344	25,466
Maximum exposure to loss	1,378	7,306		7,690	3,804	12,549	5,925	38,652
Total assets of non-consolidated VIEs	11,581	14,287		109,038	152,459	38,334	21,334	347,033
4Q21 (CHF million)
Trading assets	257	0		4,526	932	13	5,494	11,222
Net loans	268	1,005		940	2,403	8,774	1,986	15,376
Other assets	6	0		22	112	0	628	768
Total variable interest assets	531	1,005		5,488	3,447	8,787	8,108	27,366
Maximum exposure to loss	774	7,625		8,036	3,447	13,068	8,637	41,587
Total assets of non-consolidated VIEs	10,266	14,948		108,942	103,179	36,428	24,945	298,708
1 Includes liquidity facilities provided to third-party CP conduits through Alpine.
31 Financial instruments
The disclosure of the Group’s financial instruments includes the following sections:
■ Concentration of credit risk;
■ Fair value measurement (including fair value hierarchy; level 3 reconciliation; transfers in and out of level 3; quantitative disclosures of valuation techniques; and qualitative discussion of significant unobservable inputs);
■ Fair value option; and
■ Financial instruments not carried at fair value.
Concentration of credit risk
Credit risk concentrations arise when a number of counterparties are engaged in similar business activities, are located in the same geographic region or when there are similar economic features that would cause their ability to meet contractual obligations to be similarly impacted by changes in economic conditions.
> Refer to “Note 36 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information on the Group’s concentration of credit risk.
Fair value measurement
A significant portion of the Group’s financial instruments is carried at fair value. Deterioration of financial markets could significantly impact the fair value of these financial instruments and the results of operations.
> Refer to “Note 36 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information on fair value measurement of financial instruments and the definition of the levels of the fair value hierarchy.
Qualitative disclosures of valuation techniques
Information on the valuation techniques and significant unobservable inputs of the various financial instruments and the section “Uncertainty of fair value measurements at the reporting date from the use of significant unobservable inputs” should be read in conjunction with the tables “Assets and liabilities measured at fair value on a recurring basis”, “Quantitative information about level 3 assets measured at fair value on a recurring basis” and “Quantitative information about level 3 liabilities measured at fair value on a recurring basis”.
> Refer to “Note 36 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information on the Group’s valuation techniques.

Assets and liabilities measured at fair value on a recurring basis
end of 1Q22	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	148	0	–		–		148
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	71,056	3	–		–		71,059
Securities received as collateral	6,599	1,485	0	–		–		8,084
Trading assets	58,541	138,123	4,511	(94,741)		537		106,971
of which debt securities	12,970	38,337	1,234	–		24		52,565
of which foreign governments	12,730	11,057	102	–		–		23,889
of which corporates	25	9,082	498	–		24		9,629
of which RMBS	0	15,210	332	–		–		15,542
of which equity securities	32,157	1,176	251	–		513		34,097
of which derivatives	11,677	97,713	2,161	(94,741)		–		16,810
of which interest rate products	6,246	40,897	781	–		–		–
of which foreign exchange products	436	23,685	53	–		–		–
of which equity/index-related products	4,908	28,249	232	–		–		–
of which other derivatives	(1)	250	904	–		–		–
of which other trading assets	1,737	897	865	–		–		3,499
Investment securities	2	807	0	–		–		809
Other investments	0	22	3,610	–		387		4,019
of which other equity investments	0	22	2,881	–		321		3,224
of which life finance instruments	0	0	719	–		–		719
Loans	0	8,397	1,148	–		–		9,545
of which commercial and industrial loans	0	2,981	459	–		–		3,440
of which financial institutions	0	3,078	335	–		–		3,413
Other intangible assets (mortgage servicing rights)	0	40	216	–		–		256
Other assets	104	8,624	760	(274)		–		9,214
of which failed purchases	84	952	11	–		–		1,047
of which loans held-for-sale	0	7,160	634	–		–		7,794
Total assets at fair value	65,246	228,702	10,248	(95,015)		924		210,105
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 1Q22	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	404	0	–		–		404
Customer deposits	0	3,099	338	–		–		3,437
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	12,766	0	–		–		12,766
Obligation to return securities received as collateral	6,599	1,485	0	–		–		8,084
Trading liabilities	22,693	102,033	2,605	(99,154)		7		28,184
of which short positions	10,597	5,099	115	–		7		15,818
of which debt securities	2,716	5,052	75	–		–		7,843
of which foreign governments	2,589	855	74	–		–		3,518
of which corporates	83	4,137	1	–		–		4,221
of which equity securities	7,881	47	40	–		7		7,975
of which derivatives	12,096	96,934	2,490	(99,154)		–		12,366
of which interest rate products	6,013	37,917	60	–		–		–
of which foreign exchange products	500	24,384	41	–		–		–
of which equity/index-related products	5,471	28,672	1,423	–		–		–
Short-term borrowings	0	7,682	543	–		–		8,225
Long-term debt	0	57,909	8,361	–		–		66,270
of which structured notes over one year and up to two years	0	10,840	709	–		–		11,549
of which structured notes over two years	0	24,663	5,742	–		–		30,405
of which other debt instruments over two years	0	3,136	1,870	–		–		5,006
of which high-trigger instruments	0	10,043	0	–		–		10,043
Other liabilities	209	2,836	480	(963)		–		2,562
Total liabilities at fair value	29,501	188,214	12,327	(100,117)		7		129,932
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q21	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	308	0	–		–		308
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	68,623	0	–		–		68,623
Securities received as collateral	13,848	1,155	14	–		–		15,017
Trading assets	54,085	146,521	4,503	(94,633)		665		111,141
of which debt securities	12,191	40,700	1,225	–		82		54,198
of which foreign governments	11,996	11,377	35	–		–		23,408
of which corporates	72	8,958	478	–		82		9,590
of which RMBS	0	17,033	424	–		–		17,457
of which equity securities	34,282	1,486	195	–		583		36,546
of which derivatives	6,224	103,781	2,187	(94,633)		–		17,559
of which interest rate products	721	47,934	624	–		–		–
of which foreign exchange products	123	20,686	53	–		–		–
of which equity/index-related products	5,348	29,808	212	–		–		–
of which other derivatives	0	196	1,034	–		–		–
of which other trading assets	1,388	554	896	–		–		2,838
Investment securities	2	1,003	0	–		–		1,005
Other investments	0	23	3,666	–		405		4,094
of which other equity investments	0	23	2,863	–		351		3,237
of which life finance instruments	0	0	789	–		–		789
Loans	0	8,709	1,534	–		–		10,243
of which commercial and industrial loans	0	2,267	717	–		–		2,984
of which financial institutions	0	3,840	465	–		–		4,305
Other intangible assets (mortgage servicing rights)	0	57	167	–		–		224
Other assets	121	8,750	694	(381)		–		9,184
of which failed purchases	98	1,135	11	–		–		1,244
of which loans held-for-sale	0	6,818	562	–		–		7,380
Total assets at fair value	68,056	235,149	10,578	(95,014)		1,070		219,839
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q21	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	477	0	–		–		477
Customer deposits	0	3,306	394	–		–		3,700
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	13,213	0	–		–		13,213
Obligation to return securities received as collateral	13,848	1,155	14	–		–		15,017
Trading liabilities	19,419	105,828	2,809	(100,522)		1		27,535
of which short positions	11,689	4,974	25	–		1		16,689
of which debt securities	2,809	4,865	3	–		–		7,677
of which foreign governments	2,667	968	0	–		–		3,635
of which corporates	113	3,839	3	–		–		3,955
of which equity securities	8,880	109	22	–		1		9,012
of which derivatives	7,730	100,854	2,784	(100,522)		–		10,846
of which interest rate products	776	44,003	26	–		–		–
of which foreign exchange products	133	22,646	57	–		–		–
of which equity/index-related products	6,812	27,919	1,787	–		–		–
Short-term borrowings	0	9,658	1,032	–		–		10,690
Long-term debt	0	59,046	9,676	–		–		68,722
of which structured notes over one year and up to two years	0	11,036	1,464	–		–		12,500
of which structured notes over two years	0	24,168	6,318	–		–		30,486
of which other debt instruments over two years	0	3,223	1,854	–		–		5,077
of which high-trigger instruments	0	10,702	0	–		–		10,702
Other liabilities	348	2,031	518	(305)		–		2,592
Total liabilities at fair value	33,615	194,714	14,443	(100,827)		1		141,946
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues		Other revenues		Accumulated other comprehensive income
1Q22	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers out	On all other	On transfers out	On all other	On transfers out	On all other	Foreign currency translation impact	Balance at end of period	Changes in unrealized gains/losses	[1]
Assets (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	0	0	0	0	3	0	0	0	0	0	0	0	0	3	0
Securities received as collateral	14	0	0	0	(14)	0	0	0	0	0	0	0	0	0	0	0
Trading assets	4,503	528	(640)	1,657	(1,566)	303	(238)	15	(111)	0	(2)	0	0	62	4,511	448
of which debt securities	1,225	352	(418)	1,165	(1,094)	0	0	(24)	5	0	(2)	0	0	25	1,234	337
of which corporates	478	115	(178)	1,035	(884)	0	0	(35)	(51)	0	0	0	0	18	498	309
of which RMBS	424	15	(105)	60	(134)	0	0	5	63	0	0	0	0	4	332	34
of which derivatives	2,187	65	(187)	0	0	303	(199)	36	(69)	0	0	0	0	25	2,161	132
of which interest rate products	624	2	(3)	0	0	33	(11)	(1)	133	0	0	0	0	4	781	169
of which other derivatives	1,034	9	0	0	0	80	(78)	1	(149)	0	0	0	0	7	904	(139)
of which other trading assets	896	7	(7)	444	(453)	0	(39)	0	9	0	0	0	0	8	865	(17)
Other investments	3,666	0	0	39	(80)	0	0	0	(34)	0	(6)	0	0	25	3,610	(36)
of which other equity investments	2,863	0	0	32	(5)	0	0	0	(18)	0	(9)	0	0	18	2,881	(35)
of which life finance instruments	789	0	0	7	(68)	0	0	0	(16)	0	0	0	0	7	719	(1)
Loans	1,534	26	(206)	11	(20)	2	(254)	21	(7)	0	0	0	0	41	1,148	(35)
of which commercial and industrial loans	717	0	(190)	11	(8)	2	(85)	11	(24)	0	0	0	0	25	459	(29)
of which financial institutions	465	0	0	0	0	0	(168)	0	25	0	0	0	0	13	335	1
Other intangible assets (mortgage servicing rights)	167	58	0	0	0	0	0	0	(10)	0	0	0	0	1	216	(10)
Other assets	694	72	(51)	169	(141)	96	(110)	(6)	(10)	0	0	0	0	47	760	(1)
of which loans held-for-sale	562	57	(49)	162	(139)	96	(109)	2	6	0	0	0	0	46	634	13
Total assets at fair value	10,578	684	(897)	1,876	(1,821)	404	(602)	30	(172)	0	(8)	0	0	176	10,248	366
Liabilities (CHF million)
Customer deposits	394	0	0	0	0	0	(15)	0	(16)	0	0	0	(14)	(11)	338	(50)
Obligation to return securities received as collateral	14	0	0	0	(14)	0	0	0	0	0	0	0	0	0	0	0
Trading liabilities	2,809	341	(589)	9	(31)	235	(290)	(9)	102	0	0	0	0	28	2,605	171
of which derivatives	2,784	244	(580)	0	(24)	235	(290)	(8)	102	0	0	0	0	27	2,490	166
of which equity/index-related derivatives	1,787	166	(480)	0	0	131	(82)	(17)	(103)	0	0	0	0	21	1,423	8
Short-term borrowings	1,032	67	(333)	0	0	311	(527)	(27)	8	0	0	0	0	12	543	32
Long-term debt	9,676	635	(2,633)	0	0	2,633	(1,580)	(184)	(259)	0	0	(8)	(56)	137	8,361	(305)
of which structured notes over one year and up to two years	1,464	138	(886)	0	0	341	(317)	(46)	3	0	0	(1)	0	13	709	(5)
of which structured notes over two years	6,318	497	(1,747)	0	0	2,290	(1,250)	(137)	(274)	0	0	(8)	(55)	108	5,742	(300)
of which other debt instruments over two years	1,854	0	0	0	0	0	(13)	0	12	0	0	0	0	17	1,870	0
Other liabilities	518	0	0	4	(19)	28	(37)	0	(1)	0	(19)	0	0	6	480	(7)
Total liabilities at fair value	14,443	1,043	(3,555)	13	(64)	3,207	(2,449)	(220)	(166)	0	(19)	(8)	(70)	172	12,327	(159)
Net assets/(liabilities) at fair value	(3,865)	(359)	2,658	1,863	(1,757)	(2,803)	1,847	250	(6)	0	11	8	70	4	(2,079)	525
1
Changes in unrealized gains/(losses) on total assets at fair value and changes in unrealized (gains)/losses on total liabilities at fair value relating to assets and liabilities held at period end are included in net revenues or accumulated other comprehensive income. As of 1Q22, changes in net unrealized gains/(losses) of CHF 486 million and CHF (35) million were recorded in trading revenues and other revenues, respectively, and changes in unrealized (gains)/losses of CHF 74 million were recorded in gains/(losses) on liabilities relating to credit risk in accumulated other comprehensive income/(loss).

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Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
								Trading revenues		Other revenues		Accumulated other comprehensive income
1Q21	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers out	On all other	On transfers out	On all other	On transfers out	On all other	Foreign currency translation impact	Balance at end of period	Changes in unrealized gains/losses	[1]
Assets (CHF million)
Securities received as collateral	101	0	0	43	(81)	0	0	0	0	0	0	0	0	4	67	0
Trading assets	7,535	318	(1,048)	1,217	(1,518)	348	(897)	57	(1)	0	1	0	0	464	6,476	(364)
of which debt securities	2,253	159	(465)	803	(1,029)	0	0	6	130	0	0	0	0	166	2,023	78
of which corporates	1,270	73	(98)	546	(835)	0	0	4	103	0	0	0	0	104	1,167	85
of which derivatives	3,911	89	(564)	0	0	348	(856)	45	(77)	0	1	0	0	211	3,108	(361)
of which interest rate products	733	30	(27)	0	0	61	(53)	0	89	0	1	0	0	33	867	138
of which equity/index-related products	1,186	12	(180)	0	0	117	(545)	46	(81)	0	0	0	0	50	605	(455)
of which other derivatives	1,079	0	0	0	0	85	(76)	(1)	(105)	0	0	0	0	70	1,052	(113)
of which other trading assets	1,247	20	(12)	375	(483)	0	(41)	1	(56)	0	0	0	0	76	1,127	(90)
Other investments	3,054	3	0	11	(48)	0	0	0	(25)	0	161	0	0	99	3,255	174
of which other equity investments	2,132	0	0	3	(1)	0	0	0	1	0	161	0	0	38	2,334	178
of which life finance instruments	920	0	0	8	(47)	0	0	0	(26)	0	0	0	0	61	916	(6)
Loans	3,669	17	(452)	162	0	117	(399)	(8)	(9)	0	1	0	0	195	3,293	(30)
of which commercial and industrial loans	1,347	17	(10)	10	0	87	(92)	1	21	0	1	0	0	66	1,448	2
of which financial institutions	1,082	0	(225)	0	0	31	(68)	3	(15)	0	0	0	0	46	854	(15)
Other intangible assets (mortgage servicing rights)	180	0	0	0	0	0	0	0	0	0	(11)	0	0	12	181	(11)
Other assets	1,825	60	(261)	1,188	(979)	108	(254)	9	(59)	0	0	0	0	100	1,737	(54)
of which failed purchases	51	0	(5)	0	(11)	0	0	0	(3)	0	0	0	0	5	37	(3)
of which loans held-for-sale	1,576	60	(218)	1,172	(966)	108	(251)	7	(17)	0	0	0	0	84	1,555	(31)
Total assets at fair value	16,364	398	(1,761)	2,621	(2,626)	573	(1,550)	58	(94)	0	152	0	0	874	15,009	(285)
Liabilities (CHF million)
Customer deposits	448	0	0	0	0	0	0	0	(7)	0	0	0	(14)	12	439	8
Obligation to return securities received as collateral	101	0	0	43	(81)	0	0	0	0	0	0	0	0	4	67	0
Trading liabilities	4,246	113	(1,072)	75	(8)	379	(902)	57	42	0	1	0	0	268	3,199	360
of which derivatives	4,191	110	(1,072)	69	(2)	379	(902)	57	50	0	1	0	0	265	3,146	363
of which equity/index-related derivatives	2,010	40	(319)	0	0	209	(507)	56	115	0	0	0	0	126	1,730	(6)
Short-term borrowings	701	4	(54)	0	0	463	(264)	(4)	34	0	0	0	0	55	935	16
Long-term debt	7,268	679	(1,025)	0	0	1,745	(1,174)	8	(275)	0	6	(3)	(51)	495	7,673	(114)
of which structured notes over one year and up to two years	1,133	341	(452)	0	0	556	(247)	15	(17)	0	0	0	(1)	89	1,417	27
of which structured notes over two years	5,526	319	(545)	0	0	1,170	(843)	(6)	(240)	0	0	(3)	(49)	376	5,705	(122)
Other liabilities	1,271	4	(27)	17	(41)	29	(51)	3	(22)	0	67	0	0	77	1,327	2
Total liabilities at fair value	14,035	800	(2,178)	135	(130)	2,616	(2,391)	64	(228)	0	74	(3)	(65)	911	13,640	272
Net assets/(liabilities) at fair value	2,329	(402)	417	2,486	(2,496)	(2,043)	841	(6)	134	0	78	3	65	(37)	1,369	(557)
1
Changes in unrealized gains/(losses) on total assets at fair value and changes in unrealized (gains)/losses on total liabilities at fair value relating to assets and liabilities held at period end are included in net revenues or accumulated other comprehensive income. As of 1Q21, changes in net unrealized gains/(losses) of CHF (782) million and CHF 180 million were recorded in trading revenues and other revenues, respectively, and changes in unrealized (gains)/losses of CHF 45 million were recorded in gains/(losses) on liabilities relating to credit risk in accumulated other comprehensive income/(loss).

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Both observable and unobservable inputs may be used to determine the fair value of positions that have been classified within level 3. As a result, the unrealized gains and losses for assets and liabilities within level 3 presented in the tables above may include changes in fair value that were attributable to both observable and unobservable inputs.
The Group employs various economic hedging techniques in order to manage risks, including risks in level 3 positions. Such techniques may include the purchase or sale of financial instruments that are classified in levels 1 and/or 2. The realized and unrealized gains and losses for assets and liabilities in level 3 presented in the tables above do not reflect the related realized or unrealized gains and losses arising on economic hedging instruments classified in levels 1 and/or 2.
The Group typically uses nonfinancial assets measured at fair value on a recurring or nonrecurring basis in a manner that reflects their highest and best use.
Transfers in and out of level 3
Transfers into level 3 assets during 1Q22 were CHF 684 million, primarily from trading assets. These transfers were primarily in the GTS and securitized products businesses, due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 1Q22 were CHF 897 million, primarily in trading assets and loans. These transfers were mainly related to GTS and securitized products businesses, due to improved observability of pricing data and increased availability of pricing information from external providers.
Transfers out of level 3 liabilities of CHF 3,555 million in 1Q22 primarily reflected transfers of structured notes arising from a change in the observability of pricing data.
Uncertainty of fair value measurements at the reporting date from the use of significant unobservable inputs
For level 3 assets with significant unobservable inputs of buyback probability, contingent probability, dividend yield, mean reversion, mortality rate, price, recovery rate, volatility or unadjusted NAV, in general, an increase in the significant unobservable input would increase the fair value. For level 3 assets with significant unobservable inputs of correlation, credit spread, default rate, discount rate, fund gap risk, gap risk, market implied life expectancy (for life settlement and premium finance instruments), prepayment rate or tax swap rate, in general, an increase in the significant unobservable input would decrease the fair value.
For level 3 liabilities, in general, an increase in the related significant unobservable inputs would have an inverse impact on fair value. An increase in the significant unobservable inputs contingent probability, credit spread, discount rate, fund gap risk, gap risk, market implied life expectancy, mortality rate or price would increase the fair value. An increase in the significant unobservable inputs of buyback probability, correlation, dividend yield, mean reversion, prepayment rate, price, unadjusted NAV or volatility would decrease the fair value.
Interrelationships between significant unobservable inputs
Except as noted above, there are no material interrelationships between the significant unobservable inputs for the financial instruments. As the significant unobservable inputs move independently, generally an increase or decrease in one significant unobservable input will have no impact on the other significant unobservable inputs.
Quantitative disclosures of valuation techniques
The following tables provide the representative range of minimum and maximum values and the associated weighted averages of each significant unobservable input for level 3 assets and liabilities by the related valuation technique most significant to the related financial instrument.

Quantitative information about level 3 assets measured at fair value on a recurring basis
end of 1Q22	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Trading assets	4,511
of which debt securities	1,234
of which corporates	498
of which	197	Discounted cash flow	Credit spread, in bp		100	964	722
			Price, in %		0	100	67
			Recovery rate, in %		62	62	2
of which	56	Market comparable	Price, in %		0	102	29
of which	7	Option model	Correlation, in %		(50)	100	0
			Credit spread, in bp		7	139	102
			Fund gap risk, in %	[2]	0	2	0
			Volatility, in %		0	185	0
of which	231	Price	Price, in %		50	120	101
			Price, in actuals		0	153	85
of which RMBS	332	Discounted cash flow	Discount rate, in %		1	27	10
of which derivatives	2,161
of which interest rate products	781
of which	4	Discounted cash flow	Volatility, in %		93	100	97
of which	767	Option model	Correlation, in %		(7)	100	17
			Mean reversion, in %	[3]	(55)	20	0
			Prepayment rate, in %		15	20	18
			Volatility, in %		(3)	1	0
of which other derivatives	904	Discounted cash flow	Market implied life expectancy, in years		2	14	6
			Mortality rate, in %		73	138	99
of which other trading assets	865
of which	579	Discounted cash flow	Market implied life expectancy, in years		3	13	7
			Tax swap rate, in %		30	30	30
of which	196	Market comparable	Price, in %		0	127	47
of which	85	Option model	Mortality rate, in %		0	70	6
Other investments	3,610
of which other equity investments	2,881
of which	961	Adjusted NAV	Price, in actuals		287	287	287
of which	1,904	Price	Price, in actuals		1	1,091	42
of which life finance instruments	719	Discounted cash flow	Market implied life expectancy, in years		2	16	6
Loans	1,148
of which commercial and industrial loans	459
of which	266	Discounted cash flow	Credit spread, in bp		264	3,441	909
of which	6	Market comparable	Price, in %		17	17	17
of which	174	Price	Price, in %		13	100	50
of which financial institutions	335
of which	193	Discounted cash flow	Credit spread, in bp		294	3,328	1,104
of which	142	Price	Price, in %		13	100	41
Other assets	760
of which loans held-for-sale	634
of which	339	Discounted cash flow	Credit spread, in bp		263	545	303
			Recovery rate, in %		55	55	6
of which	264	Market comparable	Price, in %		0	133	59
of which	21	Price	Price, in %		0	80	60
1 Weighted average is calculated based on the fair value of the instruments.
2 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.
3 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Quantitative information about level 3 assets measured at fair value on a recurring basis (continued)
end of 4Q21	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Trading assets	4,503
of which debt securities	1,225
of which corporates	478
of which	124	Discounted cash flow	Credit spread, in bp		50	1,290	701
			Price, in %		0	100	47
			Recovery rate, in %		39	39	1
of which	107	Market comparable	Price, in %		0	110	63
of which	55	Option model	Correlation, in %		(50)	100	68
			Fund gap risk, in %	[2]	0	3	1
			Volatility, in %		0	163	17
of which	69	Price	Price, in %		35	120	92
of which	145	Vendor price	Price, in actuals		0	123	79
of which RMBS	424	Discounted cash flow	Discount rate, in %		1	29	13
of which derivatives	2,187
of which interest rate products	624
of which	6	Discounted cash flow	Funding spread, in bp		109	166	127
			Volatility, in %		0	100	97
of which	612	Option model	Correlation, in %		(4)	100	9
			Mean reversion, in %		(55)	(8)	0
			Prepayment rate, in %		0	21	17
			Volatility, in %		(3)	1	0
of which other derivatives	1,034	Discounted cash flow	Market implied life expectancy, in years		2	14	6
			Mortality rate, in %		73	138	99
of which other trading assets	896
of which	611	Discounted cash flow	Market implied life expectancy, in years		3	14	7
			Tax swap rate, in %		30	30	30
of which	189	Market comparable	Price, in %		0	130	34
of which	93	Option model	Mortality rate, in %		0	70	6
Other investments	3,666
of which other equity investments	2,863
of which	929	Adjusted NAV	Price, in actuals		287	287	287
of which	1,919	Price	Price, in actuals		1	1,292	54
of which life finance instruments	789	Discounted cash flow	Market implied life expectancy, in years		2	16	6
Loans	1,534
of which commercial and industrial loans	717
of which	474	Discounted cash flow	Credit spread, in bp		184	3,325	809
of which	6	Market comparable	Price, in %		19	19	19
of which	209	Price	Price, in %		0	100	50
of which financial institutions	465
of which	327	Discounted cash flow	Credit spread, in bp		0	3,212	921
of which	158	Price	Price, in %		14	76	31
Other assets	694
of which loans held-for-sale	562
of which	281	Discounted cash flow	Credit spread, in bp		0	563	314
of which	254	Market comparable	Price, in %		0	139	67
of which	16	Price	Price, in %		0	75	54
1 Weighted average is calculated based on the fair value of the instruments.
2 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.

Quantitative information about level 3 liabilities measured at fair value on a recurring basis
end of 1Q22	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Trading liabilities	2,605
of which derivatives	2,490
of which equity/index-related derivatives	1,423
of which	1,328	Option model	Buyback probability, in %	[2]	50	100	75
			Correlation, in %		(50)	100	66
			Dividend yield, in %		0	9	5
			Unadjusted NAV, in actuals		101	431	337
			Volatility, in %		(1)	185	14
of which	65	Price	Price, in actuals		0	1,447	33
Short-term borrowings	543
of which	25	Discounted cash flow	Credit spread, in bp		50	198	32
of which	432	Option model	Buyback probability, in %	[2]	50	100	75
			Correlation, in %		(50)	100	68
			Fund gap risk, in %	[3]	0	2	1
			Gap risk, in %	[3]	0	3	1
			Volatility, in %		0	185	9
of which	78	Price	Price, in %		19	120	96
Long-term debt	8,361
of which structured notes over one year and up to two years	709
of which	2	Discounted cash flow	Credit spread, in bp		198	198	99
of which	707	Option model	Buyback probability, in %	[2]	50	100	75
			Correlation, in %		(50)	100	68
			Fund gap risk, in %	[3]	0	2	1
			Gap risk, in %	[3]	0	3	1
			Mean revision, in %	[4]	15	15	15
			Volatility, in %		0	185	13
of which structured notes over two years	5,742
of which	482	Discounted cash flow	Credit spread, in bp		8	1,657	73
of which	5,224	Option model	Buyback probability, in %	[2]	50	100	75
			Correlation, in %		(50)	100	68
			Credit spread, in bp		7	139	102
			Fund gap risk, in %	[3]	0	2	1
			Mean reversion, in %	[4]	15	15	7
			Unadjusted NAV, in actuals		101	431	337
			Volatility, in %		0	185	11
of which	9	Price	Price, in %		26	26	26
of which other debt instruments over two years	1,870
of which	377	Option model	Buyback probability, in %	[2]	50	100	75
			Correlation, in %		16	30	24
			Price, in actuals		9	9	9
of which	1,492	Price	Price, in actuals		9	9	9
1 Weighted average is calculated based on the fair value of the instruments.
2 Estimate of probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.
4 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Quantitative information about level 3 liabilities measured at fair value on a recurring basis (continued)
end of 4Q21	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Trading liabilities	2,809
of which derivatives	2,784
of which equity/index-related derivatives	1,787
of which	1,696	Option model	Buyback probability, in %	[2]	50	100	72
			Correlation, in %		(50)	100	67
			Dividend yield, in %		0	7	4
			Unadjusted NAV, in actuals		101	440	358
			Volatility, in %		(1)	163	17
of which	63	Price	Price, in actuals		0	849	2
Short-term borrowings	1,032
of which	24	Discounted cash flow	Credit spread, in bp		0	181	51
of which	905	Option model	Buyback probability, in %	[2]	50	100	72
			Correlation, in %		(50)	100	70
			Fund gap risk, in %	[3]	0	3	1
			Gap risk, in %	[3]	0	3	1
			Unadjusted NAV, in actuals		101	440	358
			Volatility, in %		0	163	16
of which	73	Price	Price, in %		34	120	94
Long-term debt	9,676
of which structured notes over one year and up to two years	1,464	Option model	Buyback probability, in %	[2]	50	100	72
			Correlation, in %		(50)	100	69
			Fund gap risk, in %	[3]	0	3	1
			Gap risk, in %	[3]	0	3	1
			Unadjusted NAV, in actuals		101	440	358
			Volatility, in %		0	163	16
of which structured notes over two years	6,318
of which	474	Discounted cash flow	Credit spread, in bp		8	702	72
of which	5,813	Option model	Buyback probability, in %	[2]	50	100	72
			Correlation, in %		(50)	100	75
			Credit spread, in bp		3	92	75
			Fund gap risk, in %	[3]	0	3	1
			Unadjusted NAV, in actuals		101	440	358
			Volatility, in %		0	163	19
of which	9	Price	Price, in %		26	26	26
of which other debt instruments over two years	1,854
of which	382	Option model	Buyback probability, in %	[2]	50	100	72
			Correlation, in %		16	30	24
			Price, in actuals		9	9	9
of which	1,472	Price	Price, in actuals		9	35	9
1 Weighted average is calculated based on the fair value of the instruments.
2 Estimate of probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.

Qualitative discussion of the ranges of significant unobservable inputs
The level of aggregation and diversity within the financial instruments disclosed in the tables above results in certain ranges of significant inputs being wide and unevenly distributed across asset and liability categories.
> Refer to “Note 36 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information on the Group’s qualitative discussion of the ranges of signification unobservable inputs.
Investment funds measured at net asset value per share
Certain investment funds are measured at net asset value per share.
> Refer to “Note 36 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information on investment funds measured at net asset value per share.
Assets and liabilities measured at fair value on a nonrecurring basis
Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances.
> Refer to “Note 36 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information on assets and liabilities measured at fair value on a nonrecurring basis.
Fair value option
The Group has availed itself of the simplification in accounting offered under the fair value option. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of US GAAP. For instruments for which hedge accounting could not be achieved but for which the Group is economically hedged, the Group has generally elected the fair value option. Where the Group manages an activity on a fair value basis but previously has been unable to achieve fair value accounting, the Group has generally utilized the fair value option to align its financial accounting to its risk management reporting.
> Refer to “Note 36 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information on the Group’s election of the fair value option.
Difference between the aggregate fair value and unpaid principal balances of fair value option-elected financial instruments
	1Q22			4Q21
end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference
Financial instruments (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	71,059	70,985	74	68,623	68,565	58
Loans	9,545	10,342	(797)	10,243	11,035	(792)
Other assets [1]	8,842	11,098	(2,256)	8,624	10,777	(2,153)
Due to banks and customer deposits	(441)	(490)	49	(493)	(442)	(51)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(12,766)	(12,765)	(1)	(13,213)	(13,212)	(1)
Short-term borrowings	(8,225)	(8,655)	430	(10,690)	(10,996)	306
Long-term debt [2]	(66,270)	(72,610)	6,340	(68,722)	(71,833)	3,111
Other liabilities	(1,078)	(1,319)	241	(1,170)	(1,403)	233

Non-performing and non-interest-earning loans [3]	826	2,948	(2,122)	843	2,657	(1,814)
1 Primarily loans held-for-sale.
2
Long-term debt includes both principal-protected and non-principal protected instruments. For non-principal-protected instruments, the original notional amount has been reported in the aggregate unpaid principal.

3 Included in loans or other assets.

Gains and losses on financial instruments
	1Q22		1Q21
in	Net gains/ (losses)		Net gains/ (losses)
Financial instruments (CHF million)
Interest-bearing deposits with banks	4	[1]	13	[2]
of which related to credit risk	(2)		8
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	154	[1]	158	[1]
Other investments	(15)	[2]	212	[3]
of which related to credit risk	(1)		0
Loans	36	[1]	53	[1]
of which related to credit risk	(69)		(14)
Other assets	156	[1]	157	[1]
of which related to credit risk	18		76
Due to banks and customer deposits	(35)	[2]	(11)	[2]
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(10)	[1]	(20)	[1]
Short-term borrowings	716	[2]	81	[2]
of which related to credit risk	2		0
Long-term debt	2,677	[2]	(2,043)	[2]
Other liabilities	27	[2]	76	[2]
of which related to credit risk	(9)		51
1 Primarily recognized in net interest income.
2 Primarily recognized in trading revenues.
3 Primarily recognized in other revenues.
Gains and losses attributable to changes in instrument-specific credit risk on fair value option elected liabilities
The following table provides additional information regarding the gains and losses attributable to changes in instrument-specific credit risk on fair value option elected liabilities, which have been recorded in AOCI. The table includes both the amount of change during the period and the cumulative amount that were attributable to the changes in instrument-specific credit risk. In addition, the table includes the gains and losses related to instrument-specific credit risk, which were previously recorded in AOCI but have been transferred to net income during the period.
Gains/(losses) attributable to changes in instrument-specific credit risk
	Gains/(losses) recorded into AOCI			[1]	Gains/(losses) recorded in AOCI transferred to net income		[1]
in	1Q22	Cumulative	1Q21		1Q22	1Q21
Financial instruments (CHF million)
Customer deposits	14	(45)	14		0	0
Short-term borrowings	1	(46)	10		0	0
Long-term debt	1,106	(1,033)	486		11	46
of which treasury debt over two years	526	(396)	192		0	0
of which structured notes over two years	406	(723)	277		11	46
Total	1,121	(1,124)	510		11	46
1 Amounts are reflected gross of tax.

Financial instruments not carried at fair value
The following table provides the carrying value and fair value of financial instruments which are not carried at fair value in the consolidated balance sheet. The disclosure excludes all non-financial instruments, such as lease transactions, real estate, premises and equipment, equity method investments and pension and benefit obligations.
Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value
end of		Level 1	Level 2	Level 3	Total
1Q22 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	24,224	0	24,224	0	24,224
Loans	274,422	0	264,959	13,451	278,410
Other financial assets [1]	185,163	167,387	17,133	664	185,184
Financial liabilities
Due to banks and customer deposits	413,675	243,388	170,285	0	413,673
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	14,945	0	14,945	0	14,945
Short-term borrowings	9,174	0	9,171	0	9,171
Long-term debt	94,049	0	92,419	1,638	94,057
Other financial liabilities [2]	11,742	0	11,353	382	11,735
4Q21 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	35,283	0	35,283	0	35,283
Loans	277,766	0	272,527	13,722	286,249
Other financial assets [1]	180,024	164,097	15,469	503	180,069
Financial liabilities
Due to banks and customer deposits	407,607	243,324	164,289	0	407,613
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	22,061	0	22,061	0	22,061
Short-term borrowings	8,703	0	8,702	0	8,702
Long-term debt	98,174	0	98,841	1,716	100,557
Other financial liabilities [2]	12,460	1	12,021	443	12,465
1
Primarily includes cash and due from banks, interest-bearing deposits with banks, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities.

2 Primarily includes cash collateral on derivative instruments and interest and fee payables.

32 Assets pledged and collateral
The Group pledges assets mainly for repurchase agreements and other securities financing. Certain pledged assets may be encumbered, meaning they have the right to be sold or repledged. The encumbered assets are disclosed on the consolidated balance sheet.
Assets pledged
end of	1Q22	4Q21
CHF million
Total assets pledged or assigned as collateral	80,320	88,721
of which encumbered	38,180	39,105
Collateral
The Group receives cash and securities in connection with resale agreements, securities borrowing and loans, derivative transactions and margined broker loans. A significant portion of the collateral and securities received by the Group was sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.
Collateral
end of	1Q22	4Q21
CHF million
Fair value of collateral received with the right to sell or repledge	247,966	289,898
of which sold or repledged	102,989	144,747

33 Litigation
The Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. The Group’s material proceedings, related provisions and estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions are described in Note 40 – Litigation in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 and updated in subsequent quarterly reports (including those discussed below). Some of these proceedings have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts.
The Group accrues loss contingency litigation provisions and takes a charge to income in connection with certain proceedings when losses, additional losses or ranges of loss are probable and reasonably estimable. The Group also accrues litigation provisions for the estimated fees and expenses of external lawyers and other service providers in relation to such proceedings, including in cases for which it has not accrued a loss contingency provision. The Group accrues these fee and expense litigation provisions and takes a charge to income in connection therewith when such fees and expenses are probable and reasonably estimable. The Group reviews its legal proceedings each quarter to determine the adequacy of its litigation provisions and may increase or release provisions based on management’s judgment and the advice of counsel. This review includes consideration of management’s strategy for resolution of matters through settlement or trial, as well as changes in such strategy. The establishment of additional provisions or releases of litigation provisions may be necessary in the future as developments in such proceedings warrant.
The specific matters described include (a) proceedings where the Group has accrued a loss contingency provision, given that it is probable that a loss may be incurred and such loss is reasonably estimable; and (b) proceedings where the Group has not accrued such a loss contingency provision for various reasons, including, but not limited to, the fact that any related losses are not reasonably estimable. The description of certain of the matters includes a statement that the Group has established a loss contingency provision and discloses the amount of such provision; for the other matters no such statement is made. With respect to the matters for which no such statement is made, either (a) the Group has not established a loss contingency provision, in which case the matter is treated as a contingent liability under the applicable accounting standard, or (b) the Group has established such a provision but believes that disclosure of that fact would violate confidentiality obligations to which the Group is subject or otherwise compromise attorney-client privilege, work product protection or other protections against disclosure or compromise the Group’s management of the matter. The future outflow of funds in respect of any matter for which the Group has accrued loss contingency provisions cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that is reflected on the Group’s balance sheet.
It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Group’s legal proceedings. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the proceeding, the progress of the matter, the advice of counsel, the Group’s defenses and its experience in similar matters, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. Factual and legal determinations, many of which are complex, must be made before a loss, additional losses or ranges of loss can be reasonably estimated for any proceeding.
Most matters pending against the Group seek damages of an indeterminate amount. While certain matters specify the damages claimed, such claimed amount may not represent the Group’s reasonably possible losses. For certain of the proceedings discussed the Group has disclosed the amount of damages claimed and certain other quantifiable information that is publicly available.
The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for the proceedings discussed in Note 40 referenced above and updated in quarterly reports (including below) for which the Group believes an estimate is possible is zero to CHF 1.4 billion.
In 1Q22, the Group recorded net litigation provisions of CHF 703 million. After taking into account its litigation provisions, the Group believes, based on currently available information and advice of counsel, that the results of its legal proceedings, in the aggregate, will not have a material adverse effect on the Group’s financial condition. However, in light of the inherent uncertainties of such proceedings, including those brought by regulators or other governmental authorities, the ultimate cost to the Group of resolving such proceedings may exceed current litigation provisions and any excess may be material to its operating results for any particular period, depending, in part, upon the operating results for such period.

Mortgage-related matters
Civil litigation
The amounts disclosed below do not reflect actual realized plaintiff losses to date or anticipated future litigation exposure. Rather, unless otherwise stated, these amounts reflect the original unpaid principal balance amounts as alleged in these actions and do not include any reduction in principal amounts since issuance.
Individual investor actions
On April 12, 2022, in an action brought by IKB Deutsche Industriebank AG and affiliated entities in the Supreme Court for the State of New York, New York County (SCNY), in which claims against Credit Suisse Securities (USA) LLC (CSS LLC) and its affiliates related to approximately USD 97 million of residential mortgage-backed securities at issue, the parties executed an agreement to settle and dismiss all claims against CSS LLC and its affiliates.
Repurchase litigations
On March 17, 2022, in the action brought by Home Equity Asset Trust 2007-1 against DLJ Mortgage Capital, Inc. (DLJ), in which plaintiff alleges damages of not less than USD 420 million, the New York State Court of Appeals reversed the decision of the Appellate Division First Department of the SCNY in DLJ’s summary judgment appeal and ordered that DLJ’s motion for partial summary judgment be granted. On April 8, 2022, the SCNY postponed until January 23, 2023 the commencement of the trial in the action that had been scheduled to begin on May 31, 2022.
Rates-related matters
Civil litigation
USD LIBOR litigation
On March 11, 2022, in the non-stayed putative class action brought on behalf of those who lent at rates tied to LIBOR, the US District Court for the Southern District of New York (SDNY) entered an order granting preliminary approval to the parties' agreement to settle all claims. The settlement remains subject to final court approval.
Foreign exchange litigation
On April 22, 2022, in the consolidated class action filed in the SDNY alleging manipulation of foreign exchange rates, Credit Suisse filed a motion to de-certify the issue class.
Treasury markets litigation
On March 31, 2022, in the consolidated putative class action relating to the US treasury markets, the SDNY granted defendants’ motion to dismiss and dismissed with prejudice all claims against the defendants. On April 28, 2022, plaintiffs filed a notice of appeal.
SSA bonds litigation
On March 3, 2022, in the putative consolidated class action litigation brought in the SDNY relating to supranational, sub-sovereign and agency (SSA) bonds, plaintiffs moved to vacate the dismissal of their case after the SDNY judge disclosed a conflict.
Bank Bill Swap litigation
On January 21, 2022, in the putative class action brought in the SDNY alleging manipulation of the Australian Bank Bill Swap reference rate, the parties entered into an agreement to settle all claims. The settlement remains subject to court approval.
Credit default swap auction litigation
On April 5, 2022, in the putative class action filed in the US District Court for the District of New Mexico alleging manipulation of credit default swap final auction prices, defendants filed a motion to dismiss.
OTC trading cases
On February 25, 2022, in the putative class action brought against certain Credit Suisse AG affiliates, as well as other financial institutions, alleging that the defendants conspired to keep stock loan trading in an over-the-counter market and collectively boycotted certain trading platforms that sought to enter the market, the court entered an order granting preliminary approval to the parties' agreement to settle all class action claims. The settlement remains subject to final court approval.
On March 1, 2022, in the putative class action brought against CSS LLC and other financial institutions alleging a conspiracy to boycott electronic trading platforms and fix prices in the secondary market for odd-lot corporate bonds, plaintiffs moved to stay the appeal so that plaintiffs could move to vacate the dismissal of their case after the SDNY judge disclosed a conflict. The motion to stay the appeal was denied on March 15, 2022. On March 30, 2022, because of the conflict, plaintiffs moved in the district court for an indicative ruling vacating the SDNY’s decision dismissing the case.
Customer account matters
In the civil lawsuit brought against a Credit Suisse affiliate in Bermuda, the Supreme Court of Bermuda issued a first instance judgment on March 29, 2022, finding for the plaintiff. The judgment on damages is expected to be in an amount of approximately USD 600 million.

Mozambique matter
On February 23, 2022, Privinvest Holding SAL, the parent company of certain entities involved in the Mozambique transactions, and its owner Iskandar Safa brought a defamation claim in a Lebanese court against Credit Suisse Securities (Europe) Limited and Credit Suisse Group AG. The lawsuit alleges damage to the claimants’ professional reputation in Lebanon due to statements that were allegedly made by Credit Suisse in documents relating to the October 2021 settlements with global regulators.
Under the terms of the October 2021 resolution with the US Department of Justice, Credit Suisse is required to pay restitution to any eligible investors in the 2016 Eurobonds issued by the Republic of Mozambique. Investor eligibility and restitution amounts will be determined by the US District Court for the Eastern District of New York at a date currently expected to be in July 2022.
ETN-related litigation
On March 30, 2022, in the individual action brought in the SDNY by a purchaser of VelocityShares Daily Inverse VIX Short Term Exchange Traded Notes linked to the S&P 500 VIX Short-Term Futures Index due December 4, 2030, which asserts claims similar to those brought in the consolidated class action complaint as well as additional claims under New York and Pennsylvania state law, the SDNY issued an order granting in part and denying in part defendants' motion to dismiss.
SWM
On March 18, 2022, after a settlement, the German court discontinued the lawsuit brought by the German public utility company Stadtwerke München GmbH (SWM), in connection with a series of interest rate swaps entered into between 2008 and 2012.
SCFF
Additional civil actions relating to the supply chain finance funds (SCFF) matter have been filed by fund investors and other parties against Credit Suisse and/or certain officers and directors in various jurisdictions, which make allegations including mis-selling and breaches of duties of care, diligence and other fiduciary duties. Certain investors and other private parties have also filed criminal complaints against Credit Suisse and other parties in connection with this matter.
Archegos
Additional civil actions relating to Credit Suisse’s relationship with Archegos Capital Management (Archegos) have been filed against Credit Suisse and/or certain officers and directors, including claims for breaches of fiduciary duties.

List of abbreviations
A
ABS	Asset-backed securities
ADS	American Depositary Share
AGM	Annual General Meeting
AMA	Advanced measurement approach
AOCI	Accumulated other comprehensive income/(loss)
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
B
BCBS	Basel Committee on Banking Supervision
BIS	Bank for International Settlements
Board	Board of Directors
BoE	Bank of England
bp	Basis point
C
CCA	Contingent Capital Awards
CDO	Collateralized debt obligation
CECL	Current expected credit loss
CEO	Chief Executive Officer
CET1	Common equity tier 1
CFO	Chief Financial Officer
CLO	Collateralized loan obligations
CMBS	Commercial mortgage-backed securities
CP	Commercial paper
CPR	Constant prepayment rate
E
ECB	European Central Bank
EMEA	Europe, Middle East and Africa
ESG	Environmental, Social and Governance
EU	European Union
F
FASB	Financial Accounting Standards Board
Fed	US Federal Reserve
FINMA	Swiss Financial Market Supervisory Authority FINMA
G
GAAP	Generally accepted accounting principles
GDP	Gross domestic product
GTS	Global Trading Solutions
H
HNW	High-net-worth
HQLA	High-quality liquid assets
I
IPO	Initial public offering
ISDA	International Swaps and Derivatives Association
IT	Information technology
L
LCR	Liquidity coverage ratio
LIBOR	London Interbank Offered Rate
M
M&A	Mergers and acquisitions
MEF	Macroeconomic factor
N
NAV	Net asset value
NOL	Net operating losses
NRV	Negative replacement value
NSFR	Net stable funding ratio
O
OTC	Over-the-counter
P
PRV	Positive replacement value
PSA	Prepayment speed assumption
Q
QoQ	Quarter on quarter
R
RMBS	Residential mortgage-backed securities
RWA	Risk-weighted assets
S
SCFF	Supply chain finance funds
SEC	US Securities and Exchange Commission
SEI	Significant economic interest
SIX	SIX Swiss Exchange
SNB	Swiss National Bank
SPE	Special purpose entity
SSA	Supranational, sub-sovereign and agency
T
TLAC	Total loss-absorbing capacity
TRS	Total return swap
U
UHNW	Ultra-high-net-worth
UK	United Kingdom
US	United States of America
US GAAP	US generally accepted accounting principles
V
VaR	Value-at-risk
VDAX	Deutsche Börse AG DAX Volatility Index
VIE	Variable interest entity
VIX	Chicago Board Options Exchange Market Volatility Index
Y
YoY	Year on year

Investor information
Foreign currency translation rates
	End of			Average in
	1Q22	4Q21	1Q21	1Q22	4Q21	1Q21
1 USD / CHF	0.92	0.91	0.94	0.92	0.92	0.90
1 EUR / CHF	1.02	1.03	1.11	1.03	1.05	1.09
1 GBP / CHF	1.21	1.24	1.30	1.24	1.24	1.25
100 JPY / CHF	0.76	0.79	0.85	0.79	0.81	0.85
Share data
in / end of	1Q22	2021	2020	2019
Share price (common shares, CHF)
Average	8.23	10.09	9.96	12.11
Minimum	6.54	8.43	6.42	10.59
Maximum	9.58	13.24	13.27	13.54
End of period	7.34	8.872	11.40	13.105
Share price (American Depositary Shares, USD)
Average	8.88	11.02	10.55	12.15
Minimum	6.89	9.14	6.48	10.74
Maximum	10.55	14.55	13.61	13.63
End of period	7.85	9.64	12.80	13.45
Market capitalization (CHF million)
Market capitalization	19,272	23,295	27,904	32,451
Dividend per share (CHF)
Dividend per share [1]	–	0.10	0.10	0.2776
1 Fifty percent paid out of capital contribution reserves and fifty percent paid out of retained earnings.
Ticker symbols / stock exchange listings
	Common shares	ADS	[1]
Ticker symbols
SIX Financial Information	CSGN	–
New York Stock Exchange	–	CS
Bloomberg	CSGN SW	CS US
Reuters	CSGN.S	CS.N
Stock exchange listings
Swiss security number	1213853	570660
ISIN number	CH0012138530	US2254011081
CUSIP number	–	225 401 108
1 One American Depositary Share (ADS) represents one common share.
Credit ratings and outlook
as of May 4, 2022	Short-term debt	Long-term debt	Outlook
Credit Suisse Group AG
Moody's	–	Baa1	Stable
Standard & Poor's	–	BBB+	Negative
Fitch Ratings	F2	A-	Negative
Rating and Investment Information	–	A+	Stable
Credit Suisse AG
Moody's	P-1	A1	Stable
Standard & Poor's	A-1	A+	Negative
Fitch Ratings	F1	A	Negative

Financial calendar and contacts
Financial calendar
Second quarter results 2022	Wednesday, July 27, 2022
Third quarter results 2022	Thursday, October 27, 2022

Investor relations
Phone	+41 44 333 71 49
E-mail	investor.relations@credit-suisse.com
Internet	credit-suisse.com/investors

Media relations
Phone	+41 844 33 88 44
E-mail	media.relations@credit-suisse.com
Internet	credit-suisse.com/news

Financial information and printed copies
Annual reports	credit-suisse.com/annualreporting
Interim reports	credit-suisse.com/interimreporting
US share register and transfer agent
ADS depositary bank	The Bank of New York Mellon
Shareholder correspondence address	BNY Mellon Shareowner Services
P.O. Box 505000
Louisville, KY 40233-5000
Overnight correspondence address	BNY Mellon Shareowner Services
462 South 4th Street, Suite 1600
Louisville, KY 40202
US and Canada phone	+1 866 886 0788
Phone from outside US and Canada	+1 201 680 6825
E-mail	shrrelations@cpushareownerservices.com
Swiss share register and transfer agent
Address	Credit Suisse Group AG
Share Register
ROXS
8070 Zurich, Switzerland
Phone	+41 44 332 02 02
E-mail	share.register@credit-suisse.com
Credit Suisse Annual Reporting Suite

Our 2021 annual publication suite consisting of Annual Report and Sustainability Report is available on our website credit-suisse.com/annualreporting.

Production: Management Digital Data AG
Printer: Neidhart + Schön Print AG

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
■ our plans, targets or goals;
■ our future economic performance or prospects;
■ the potential effect on our future performance of certain contingencies; and
■ assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements and that the ongoing COVID-19 pandemic creates significantly greater uncertainty about forward-looking statements in addition to the factors that generally affect our business. These factors include:
■ the ability to maintain sufficient liquidity and access capital markets;
■ market volatility, increases in inflation and interest rate fluctuations or developments affecting interest rate levels;
■ the ongoing significant negative consequences of the Archegos and supply chain finance funds matters and our ability to successfully resolve these matters;
■ our ability to improve our risk management procedures and policies and hedging strategies;
■ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of negative impacts of COVID-19 on the global economy and financial markets and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2022 and beyond;
■ the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;
■ potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;
■ the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
■ adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
■ the ability to achieve our strategic goals, including those related to our targets, ambitions and financial goals;
■ the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
■ the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
■ the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
■ geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities;
■ political, social and environmental developments, including climate change;
■ the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
■ the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
■ the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
■ operational factors such as systems failure, human error, or the failure to implement procedures properly;
■ the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;
■ the adverse resolution of litigation, regulatory proceedings and other contingencies;
■ actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
■ the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
■ the discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
■ the potential effects of changes in our legal entity structure;
■ competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
■ the ability to retain and recruit qualified personnel;
■ the ability to protect our reputation and promote our brand;
■ the ability to increase market share and control expenses;
■ technological changes instituted by us, our counterparties or competitors;
■ the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
■ acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
■ other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2021.

CREDIT SUISSE

CREDIT SUISSE GROUP
Paradeplatz 8
8070 Zurich
Switzerland
credit-suisse.com

5520124 English / 229006E